SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

February 2002

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ______________________

Name : Henry John Broekhuijse
Title : Assistant Secretary
Date : 15 February 2002

asxforeign

I enclose copies of the following document:

- 2002 Financial Calendar;
- Profit Announcement for Half Year Ended 31/12/2001;
- Appendix 4B – Half Yearly Report;
- Commonwealth Bank Results Media Release;
- Managing Director's Strategy Presentation;
- Presentation of the Half Year Results; and
- Acquisition of Kiwi Income Properties Limited.

Commonwealth Bank of Australia
2002 Financial Calendar

Important financial dates	
13 February (Wed) **18 February (Mon)** **22 February (Fri)**	CBA Interim Profit Result CBA Ex Dividend Date CBA Record Date for Interim Dividend
28 March (Thurs)	CBA Interim Dividend Payable
21 August (Wed) **26 August (Mon)** **30 August (Fri)**	CBA Final Profit Result CBA Ex Dividend date for Final Dividend CBA Record Date for Final Dividend
8 October (Tues)	CBA Final Dividend Payable
1 November (Fri)	CBA Annual General Meeting

Commonwealth Bank

Commonwealth Bank of Australia

ACN 123 123 124

Profit Announcement For the half year ended 31 December 2001

Results have been subject to an independent review by the external auditors.

Released 13 February 2002

This Profit Announcement is available on the Internet at:

www.commbank.com.au

Table of Contents

For further information contact:

Carolyn Kerr - Investor Relations
Ph: 02 9378 5130
Fax: 02 9378 2344
E-mail address: ir@cba.com.au

Financial Highlights

(Except where otherwise stated, all figures relate to the half year ended 31 December 2001 and comparatives for the profit and loss are to the half year ended 31 December 2000. The term "prior comparative period" refers to the six months ended 31 December 2000. Comparisons on balance sheet are to 30 June 2001 unless otherwise stated.)

For the half year ended 31 December 2001, the Commonwealth Bank Group recorded a net profit after income tax of $1,204 million, up 6% on the prior comparative period.

The net profit from ordinary activities ('cash basis')(1) for the half year ended 31 December 2001 after tax, and before goodwill amortisation and appraisal value uplift is $1,192 million. This is an increase of $83 million or 7% over the half year ended 31 December 2000.

A fully franked dividend of 68 cents per ordinary share will be paid on 28 March 2002 to owners of ordinary shares at the close of business on 22 February 2002.

On a cash basis, the dividend payout ratio for the half year is 72.6% up from 69.7% for the prior comparative period.

The Group result comprised:

	$M	% on 31/12/00
Segment profit after tax		
- Banking	975	up 11%
- Funds Management	96	up 23%
- Life Insurance	121	down 22%
Net profit from ordinary activities after tax and before goodwill amortisation and appraisal value uplift	1,192	up 7%

Banking

The contribution to profit after tax from the Group's banking businesses increased to $975 million, 11% over the prior comparative period, reflecting:

- Net interest income growth of $128 million or 6%, which was achieved through a 7% growth in average interest earning assets compared with the prior period and only a slight decline in net interest margin to 2.77% despite 3 reductions in the official (cash) interest rate over the period.
- Other banking income growth of $82 million or 7%, notwithstanding a reduction in lending fees as a result of discount linked home loan establishment fee offers. The increase was primarily driven from increased volume of transactions, in particular credit cards and increased financial markets trading income.
- Expenses were reduced slightly from the prior period levels with the banking cost to income ratio lower by 3.9 percentage points over the prior comparative period.
- Bad debt expense increased by $108 million to $290 million mainly due to specific provisions required against two large corporate exposures.

Funds Management

The contribution to profit after tax from the Group's funds management businesses increased to $96 million, 23% over the prior comparative period. This result reflects continued strong performance within the Australian business with net inflows for the period particularly good in a difficult economic environment.

Total FUM grew by $13 billion to $106 billion over the prior comparative period. This growth was driven by strong inflows particularly in the Australian market, offset by declines due to investment markets, particularly in the off-shore businesses. The increased FUM balances contributed to the 19% increase in revenue over the period. The increased cost base reflects:

- increased staff numbers in Australia to manage increased volumes.
- the inclusion of two strategic investments from 1 January 2001 and project costs associated with both new products launched in the period and developments currently in progress; and
- increased costs in the UK as part of the continuing development of the business.

Life Insurance

Operating margins in Australia improved $20 million or 22% to $112 million over the prior comparative period. This result reflects integration expense savings and improved experience, particularly in mortality and disability claims. Margins in New Zealand and Asia reduced by $27 million over the prior comparative period due to poor persistency and expense overruns in Hong Kong and increased disability claims in New Zealand.

Investment returns in the prior comparative period included $47 million from the transfer of certain strategic investments in the life insurance business. Excluding this item, investment returns on shareholder's funds increased $15 million to $36 million for the current period.

Group Expenses

Operating expenses across the Group were marginally higher than the prior comparative period levels at $2,594 million. The merger of the Colonial and Commonwealth Group businesses realised approximately $150 million of additional expense savings in the current half year, which have been offset by volume based and other expense increases. As the life business cost to income ratio is distorted by movements in policyholder tax and investment earnings, a "normalised" ratio has been determined by using a long term assumed rate of 8% pre tax return on shareholders funds, and excluding policyholder tax. On this basis the Group cost to income ratio has decreased by 3.0 percentage points to 56.6% for the half year.

Income Tax

Income tax expense has reduced by $25 million to $469 million, 5% less than the prior comparative period. Of this reduction, $13 million relates to tax on behalf of life insurance policyholders due to lower investment returns in Australia. The balance of $12 million primarily results from the 4 percentage points reduction in the corporate tax rate to 30% offset by a reduction in rebateable dividends and non allowable losses for offshore expenses.

The components of the segment results are detailed below:

Banking(2)	$M	% on 31/12/00
Total operating income	3,627	up 6%
Net interest income	2,349	up 6%
Other operating income	1,278	up 7%
Operating expenses	1,965	down 1%
Bad debt charge	290	up 59%
Income tax expense	396	up 9%
Profit after tax	975	up 11%
Net interest margin	2.77%	down 2 basis points
	$B	
Lending assets (net of securitisation) (3)	155	up 5%
Average interest earning assets	168	up 7%
Funds Management	$M	
Operating income (4)	404	up 19%
Operating expenses	276	up 23%
Income tax expense	32	down 16%
Profit after tax	96	up 23%
	$B	
Funds under management (5)	106	up 15%
- Retail	35	up 20%
- Wholesale	45	up 9%
- Life insurance	26	up 16%
Life Insurance	$M	
Operating margin		
- Australia	112	up 22%
- Asia and New Zealand	(27)	down $27m
Investment earnings on assets in excess of policyholder liabilities	36	down 47%
Profit after tax	121	down 22%
	$B	
Life insurance assets	37	up 10%

Financial Highlights

Appraisal Value Uplift[6]

For the half year ended 31 December 2001, appraisal values of the life insurance and funds management businesses increased by $625 million. Of the increase, $217 million comprised net profit of the businesses, $174 million represented the appraisal value uplift and the balance of $234 million represented the net capital movements and disposals of business.

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and outside equity interest, before goodwill amortisation and life insurance and funds management appraisal value uplift.
(2) Includes General Insurance.
(3) Net of loans securitised of $5,705 million ($6,773 million at 30 June 2001 and $4,704 million at 31 December 2001).
(4) Includes internal income.
(5) Includes internal and external FUM.
(6) AASB 1038 requires that all investments owned by a life company be recorded at market value. The 'appraisal value uplift' is the periodic movement in the Balance Sheet asset 'excess of market value over net assets'.

Goodwill Amortisation

The goodwill amortisation charged in determining the result for the half year was $162 million.

Key Performance Measures

		On 31/12/00
Return on equity (statutory)	13.27	up 0.51 percentage points
Return on equity (cash basis)	13.13	up 0.66 percentage points
Earnings per share (cents) (statutory)	95	up 5 cents
Earnings per share (cents) (cash basis)	94	up 6 cents
Total assets held and funds under management	$320bn	up 9%

The purchase of Colonial resulted in an initial dilution of EPS (cash basis). With the major integration milestones now achieved the EPS has begun to increase as the impact of synergies are reflected in earnings.

Integration of Colonial

The majority of the integration work was completed prior to 30 June 2001, including the amalgamation of the Colonial branch network with the Commonwealth Bank. Total expense synergies realised within the result for the year to 30 June 2001 were $120 million, with $20 million achieved in the half year to 31 December 2000 and $100 million achieved in the second half. Of this amount, 85% related to the banking business and 15% related to the life insurance business. In the current half year, synergies realised have amounted to $150 million which is an increase of $130 million over the prior comparative period, and a $50 million increase over the June half year.

The current forecast of the annualised synergies arising from the integration of the Colonial businesses into the Group remains at $450 million of which $380 million is cost synergies and $70 million is revenue synergies.

Based on performance to 31 December 2001, annualised cost synergies amount to $320 million. The remaining annualised cost synergies of $60 million per year are expected to be achieved through the finalisation of technology and property portfolios during the next year. In addition, the amalgamation of the Colonial and Commonwealth Life Insurance and Funds Management businesses into the Investment and Insurance Services division is expected to achieve productivity improvements.

Of the expected annualised revenue synergies of $70m, $45 million (annualised) has been achieved to date. The remaining synergies are expected to be achieved through funding and cross sell initiatives implemented over the next year.

Included within the synergies achieved to 30 June 2001 were revenue and cost synergies of $35 million within the life and funds management business. The effect of these was recognised through the appraisal value as at 30 June 2001 and adjusted directly against unamortised goodwill. For the half year to 31 December 2001, no additional synergies have been realised within the valuation of the life and funds management business, pending implementation of the recently announced restructure.

Group Performance Summary

	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Profit from ordinary activities after tax (statutory)	1,204	1,263	1,135	6
Profit from ordinary activities after tax ('cash basis [1] ')	1,192	1,153	1,109	7
Income				
Interest income	5,369	5,876	6,024	(11)
Interest expense	3,020	3,623	3,803	(21)
Net interest income	**2,349**	**2,253**	**2,221**	6
Other banking operating income	1,278	1,185	1,196	7
Total banking income	**3,627**	**3,438**	**3,417**	6
Life insurance income [2]	529	624	644	(18)
Funds management income	390	381	320	22
Total Income	**4,546**	**4,443**	**4,381**	4
Expenses				
Operating expenses	2,594	2,585	2,585	-
Charge for bad and doubtful debts	290	203	182	59
Total Expenses	**2,884**	**2,788**	**2,767**	4
Profit from ordinary activities before goodwill amortisation, appraisal value uplift and income tax	**1,662**	**1,655**	**1,614**	3
Income tax expense [2]	469	499	494	(5)
Profit from ordinary activities after income tax	**1,193**	**1,156**	**1,120**	7
Outside equity interests	(1)	(3)	(11)	(91)
Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value uplift	**1,192**	**1,153**	**1,109**	7
Appraisal value uplift	174	285	189	(8)
Goodwill amortisation	(162)	(175)	(163)	(1)
Net profit after income tax attributable to shareholders of the Bank	**1,204**	**1,263**	**1,135**	6
Contributions to profit (after tax)				
Banking	975	918	875	11
Life insurance	121	164	156	(22)
Funds management	96	71	78	23
Profit after tax from ordinary activities ('cash basis [1] ')	**1,192**	**1,153**	**1,109**	7
Goodwill amortisation	(162)	(175)	(163)	(1)
Appraisal value uplift	174	285	189	(8)
Net profit after income tax attributable to shareholders of the Bank	**1,204**	**1,263**	**1,135**	6

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation and life insurance and funds management appraisal value uplift.

(2) Included within life insurance income is $25 million relating to policyholder income (31 December 2000: $38 million; 30 June 2001: $56 million). This item is also included in the income tax line in the above profit and loss. The net impact on the net profit after tax is therefore nil (Refer page 22).

As at	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Balance Sheet - Summary				
Total Assets	239,653	230,411	223,325	7
Total Liabilities	219,249	210,563	203,864	8
Shareholders' Equity	20,404	19,848	19,461	5
Assets held and Funds under management				
On Balance Sheet				
Banking assets	200,573	191,333	187,278	7
Life insurance funds under management	26,199	24,527	22,506	16
Other life insurance and funds management assets	12,881	14,551	13,541	(5)
	239,653	230,411	223,325	7
Off Balance Sheet				
Funds under management	80,103	76,954	70,183	14
	319,756	307,365	293,508	9
Banking Assets	200,573	191,333	187,278	7
Life insurance and funds management assets	39,080	39,078	36,047	8
External funds under management	80,103	76,954	70,183	14
	319,756	307,365	293,508	9

	Half Year Ended			31/12/01 vs 31/12/00
	31/12/01	30/06/01	31/12/00	%
Shareholder Summary				
Dividends per share (cents) - fully franked	68	75	61	11
Dividends provided for, reserved or paid ($million)	870	947	773	13
Dividend cover (times) - statutory	1.4	1.3	1.5	(7)
Dividend cover (times) - cash	1.4	1.2	1.4	-
Earnings per share (cents) [1] (basic & fully diluted)				
statutory [4]	95	100	90	
cash basis [3][4]	94	91	88	
Dividend payout ratio (%) [2]				
statutory	71.8	74.4	68.1	
cash basis [3]	72.6	81.6	69.7	
Net tangible assets per share ($)	10.51	10.19	9.41	
Weighted average number of shares (basic)	1,248m	1,256m	1,264m	
Shares at end of period	1,253m	1,244m	1,267m	
Number of shareholders	728,768	709,647	735,492	
Share prices for the period ($)				
Trading high	33.60	34.15	32.36	
Trading low	24.75	26.18	26.18	
End (closing price)	29.94	34.15	30.90	

(1) Calculated in accordance with the revised AASB 1027: Earnings per Share applicable 1 July 2001.
(2) Dividends paid divided by earnings.
(3) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation and life insurance and funds management appraisal value uplift. Earnings are net of dividends on preference shares of $18 million.
(4) The Earnings per share for the June 2001 half year was affected by the impact of a large increase in the appraisal value uplift, particularly in the funds management business. The earnings per share on a cash basis is not impacted by appraisal value uplift.

	Half Year Ended		
	31/12/01 %	30/06/01 %	31/12/00 %
Performance Ratios (%)			
Return on average shareholders' equity [(1)]			
statutory	**13.27**	14.26	12.76
cash basis	**13.13**	13.10	12.47
Return on average total assets [(2)]			
statutory	**1.02**	1.12	1.02
cash basis	**1.01**	1.02	1.00
Capital adequacy - Tier 1	**6.75**	6.51	6.71
Capital adequacy - Tier 2	**4.27**	4.18	4.37
Deductions	**(1.71)**	(1.53)	(1.71)
Capital adequacy - Total	**9.31**	9.16	9.37
Productivity			
Cost to total average assets ratio	**2.19**	2.30	2.32
Cost to assets held and funds under management	**1.64**	1.73	1.78
Staff expense/Total operating income	**26.73**	26.27	27.22
Total operating income per FTE	**$132,674**	$126,504	$122,284
Other Information (numbers)			
Full time staff	**30,446**	31,976	33,016
Part time staff	**7,623**	7,161	7,190
Full time staff equivalent	**34,265**	34,960	35,993

(1) Ratio based on profit from ordinary activities after tax and outside equity interest applied to average shareholders equity, excluding outside equity interests.

(2) Based on profit from ordinary activities after tax and outside equity interest. Averages are based on beginning and end of period balances.

Cost to Income Ratios

The life insurance and hence Group cost to income ratios can be distorted by movements in investment markets from period to period. Further, the life insurance result incurs added volatility from the inclusion of policyholder tax in the life insurance income line as explained in the Life Insurance – Business Analysis on page 22.

To provide a more relevant presentation of the underlying cost performance of the life insurance business and remove volatility from the Group cost to income ratio, a "normalised" ratio has been determined. The normalised ratio excludes policy holder tax from the life insurance income line and substitutes an assumed long term 8% pre tax return on shareholders funds for actual investment returns on shareholders funds.

	31/12/01 %	30/06/01 %	31/12/00 %
Cost to Income Ratio			
Banking	**54.2**	57.4	58.1
Funds Management	**68.3**	68.2	65.9
Life Insurance	**69.4**	57.4	61.5
Life Insurance (normalised)	**64.7**	61.7	66.3
Group	**57.1**	58.2	59.0
Group (normalised)	**56.6**	58.8	59.6

Overview of Group

Commonwealth Bank of Australia provides a wide range of banking, financial and related services primarily in Australia and New Zealand. These services include personal, business and corporate banking, life insurance and funds management. On 13 June 2000 the Group acquired 100% of Colonial Limited (Colonial) a life insurance, banking and funds management group. Colonial had operations in Australia, New Zealand, the United Kingdom and throughout Asia and the Pacific.

On 20 December 2001 the Group announced an organisational restructure to become effective by the end of February 2002. The new structure creates four new business divisions designed to align product development and service delivery more fully with the Bank's customer segments. The new businesses are:

- Retail Banking Services – incorporating personal and small business customers.
- Premium Financial Services – incorporating the Group's existing wealth management businesses with a focus on personal customers with more complex financial needs.
- Investment and Insurance Services – incorporating the Group's funds management, master funds, superannuation and insurance business.
- Institutional Banking Services – incorporating institutional, corporate and middle market business customers.

Strategic Initiatives

The strategic vision of the Group is to help customers manage and build wealth. The financial goal is to deliver total shareholder returns in the top quartile of Australian listed peers.

To better service the needs of our customers and meet the changing nature of financial services, the Group's strategic focus is in three key areas designed to grow earnings and drive productivity over the long term:

- Customisation and delivery of banking services. Group initiatives centre around increasing the breadth of service to personal customers with complex needs through premium banking services, and more efficient transaction products and services to customers whose relationship is mainly transactional.
- The development and design of customised wealth management products providing long term financial solutions for our customers. Delivery of products through both proprietary and third party networks is an essential component of this and will reinforce the Group's high brand recognition.
- Significantly improved productivity outcomes across the Group. This is being addressed through the acceleration of strategic initiatives and reduction of costs. A range of business redesign programmes have been implemented to streamline and automate processes, reduce unit costs and enhance customer service levels. Enhancing the Group's online capability is a key component of the programmes. An organisational review will remove unnecessary processing and facilitate faster, more responsive decision making, and a new structure will improve the organisational design.

The organisational restructure announced in December 2001 was undertaken to create vertically integrated businesses that align product development and service delivery to customer segments. The new structure, operational by the end of February 2002, complements the Group's greater strategic focus on wealth management and better positions it to meet the needs of all customers. The grouping together of manufacturing activities and services relevant to particular customer segments ensures greater clarity and focus, removes service and distribution resource overlaps and achieves improved efficiencies.

Outlook Statement

The recently announced organisational restructure positions the Group well to capture an increasing share of the wealth management market and customise service to each of its customer groups. Additionally, efficiency measures implemented mid 2001 will augment earnings in the second half.

Directors expect to achieve double digit EPS growth for 2001/2002 subject to :

- The effects of any large impaired loan exposures that may emerge in this adverse phase of the credit cycle.
- The impact of equity markets on returns on life insurance shareholder funds.

Dividends will be based on Cash Earnings Per Share, having regard to the following:

- Rate of business growth;
- Capital adequacy;
- Investment requirements;
- The cyclical nature of life insurance investment returns and expectations of long term investment returns; and
- A range of other factors.

Subject to these factors, the group will continue to maintain a high payout ratio relative to its peers. The dividend payout ratio for the half year was 72.6% on a cash basis.

Net Profit After Tax (Cash basis)

- The Group recorded a net profit after tax before goodwill amortisation and appraisal value uplift for the half year of $1,192 million. This result represents a 7% increase over the half year ended 31 December 2000.



Net Profit After Tax (Cash basis)
$ million
1,400
1,200
1,000
800
600
400
200
0
1,109
1,153
1,192
Dec-00
Jun-01
Dec-01

Operating Income

- Total operating income for the half year was $4,546 million (31 December 2000: $4,381 million).
- Net interest income of $2,349 million represents an increase of 6% over the prior comparative period.
- Other banking operating income of $1,278 million, represents an increase of 7% over the prior comparative period.
- External funds management income of $390 million (before $14 million of internal income) represents an increase of 22% over the prior comparative period.
- Life insurance income of $529 million represents a decline of 18% over the prior comparative period, primarily due to lower investment returns.



Operating Income
$ million
4,381
4,443
4,546
320
644
1,196
2,221
381
624
2,253
390
529
2,349
Dec-00
Jun-01
Dec-01
Net Interest Income
Other Banking Operating Income
Life Insurance Income
Funds Management Income

Cost Ratios

- The Banking cost to income ratio has declined from 58.1% for the half year ended 31 December 2000 to 54.2% for the current half year.
- The funds management cost to income ratio has increased from 65.9% in the half year ended 31 December 2000 to 68.3% for the current half year. The increase is associated with increased business volumes, new fund establishment costs and a reduced contribution to income from investment markets.
- The life insurance cost to income ratio on a normalised basis has decreased from 66.3% for the half year ended 31 December 2000 to 64.7% for the current half year.
- The Group cost to income ratio on a normalised basis has decreased by 3.0 percentage points from 59.6% at 31 December 2000 to 56.6% at 31 December 2001.



Cost / Income Ratios
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
66.3%
65.9%
59.6%
58.1%
68.2%
61.7%
58.8%
57.4%
68.3%
64.7%
56.6%
54.2%
Dec-00
Jun-01
Dec-01
Banking
Life Insurance (normalised)
Funds Management
Group (normalised)

Lending Assets Growth

Lending assets spot balances (net of securitisation) have *increased by $7 billion or 5% over the prior comparative period.* The majority of this growth has been achieved in housing which increased $6 billion or 8% over 30 June 2001 and $8 billion or 12% over the prior comparative period. This reflects improved market conditions and the effect of Group strategic initiatives. Other lending categories have remained flat with a slight increase in corporate lending offset by a fall in business lending reflecting the subdued business credit markets.



Lending Assets Growth
148
150
155
12
24
32
8
72
12
24
32
8
74
12
24
31
8
80
$ billion
160
140
120
100
80
60
40
20
0
Dec-00
Jun-01
Dec-01
Housing
Personal
Business
Corporate
Bank Acceptances

Funds Under Management

- Total funds under management (FUM) at 31 December 2001 *increased by $5 billion or 5% over 30 June 2001 to $106 billion.* Total FUM consists of $80 billion in external FUM and $26 billion in FUM managed on behalf of the life insurance business (Refer table on page 20). The FUM balances were impacted by strong net inflows, offset by the impact of falling world equity markets.
- Retail FUM (including international funds) have increased by $1 billion to $35 billion.
- Wholesale FUM (including international funds), which includes assets managed within masterfund offerings have increased by $2 billion or 5% over the half year compared to 30 June 2001.
- The Group's custody business administers $75 billion of assets.



Assets Held and Funds Under Management
93
101
106
23
41
29
24
43
34
26
45
35
$ billion
120
100
80
60
40
20
0
Dec-00
Jun-01
Dec-01
Retail
Wholesale
Internal Managed Life

Note:

(1) Internal Managed Life FUM relates to the funds managed for the Life Insurance businesses of the Group.

(2) Total FUM as reported by ASSIRT is represented by Retail, Wholesale and Internal FUM, excluding $3 billion of international funds.

Shareholder Returns

Earnings Per Share – Cash Basis

Earnings per share is up 6 cents in the half year ended 31 December 2001 compared with the prior comparative period. The EPS was initially diluted as expected following the Colonial acquisition and is now increasing as earnings growth and the impact of synergies from the Colonial acquisition are realised.

Return on Equity

- Return on equity (cash basis) for the half year ended 31 December 2001 has increased by 0.66 percentage points over the prior comparative period from 12.47% to 13.13%.
- Return on equity (statutory basis) for the half year ended 31 December 2001 has increased by 0.51 percentage points over the prior comparative period from 12.76% to 13.27%.


Shareholder Returns
ROE %pa
EPS cents
88
91
94
12.47
13.10
13.13
Dec-00
Jun-01
Dec-01
ROE - Cash Basis
EPS - Cash Basis

Share Price Performance

Total Shareholder Return (TSR) is calculated using movements in the share price assuming all dividends are reinvested. The five year return to 31 December 2001 is 26.6%.


Share Price Performance
$
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jan-02
Total Shareholder Return for 5 years (%)
Average TSR (ANZ, NAB, Westpac)
Closing share price at half years ($)

Banking Performance Summary

The contribution from the Group's banking business has increased 11% over the prior comparative period to $975 million, with net interest earnings increasing by 6% to $2,349 million and other banking income increasing by 7% to $1,278 million. Average interest earning assets have increased by 7% over the prior comparative period to $168 billion. Expenses were held below prior period levels, resulting in a 16% increase in underlying profit to $1,662 million. This growth has been partly offset by a $108 million increase in the provision for bad and doubtful debts together with an increase in income tax expense associated with non allowable overseas expenses.

Profit Summary	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Underlying Profit (before bad debts and income tax expense)	**1,662**	1,465	1,432	16
Profit from ordinary activities after tax [1]	**975**	918	875	11
Lending Assets [2]	**155,284**	149,776	147,759	5
Average interest earning assets	**168,222**	163,363	157,897	7
Average interest bearing liabilities	**154,614**	148,531	143,466	8
Risk weighted assets	**138,271**	138,383	132,754	4
Net impaired assets	**674**	415	588	15
Performance Ratios (%)				
Net interest margin	**2.77**	2.78	2.79	(1)
General provision/Risk weighted assets	**0.96**	1.01	1.06	(9)
Total provisions/Gross Impaired assets (net of interest reserved)	**167.1**	251.6	199.5	(16)
Non-interest income/Total operating income	**35.2**	34.5	35.2	-
Cost to average assets ratio	**1.99**	2.10	2.11	(6)
Cost to income ratio	**54.2**	57.4	58.1	(7)
Other Information (numbers)				
Branches/service centres (Australia)	**1,045**	1,066	1,335	(22)
Agencies (Australia) [5]	**3,927**	3,928	4,060	(3)
ATMs [6]	**3,968**	3,910	4,089	(3)
EFTPOS terminals	**124,503**	122,074	120,469	3
EzyBanking sites	**725**	659	655	11

Banking Margin[4]

The ratio of total banking income to average total banking assets (including securitisation) has continued to decline, reducing from 4.36% at 30 June 1996 to 3.56% for the half year ended 31 December 2001. This reflects the decrease in net interest margins over this period, only being partly offset by increases in other sources of banking income, leading to a lower net cost of banking to customers.

Despite this, the Group's profit after tax has continued to grow, reflecting strong asset growth, new service lines, cost efficiencies and realisation of integration synergies.



Banking Margin
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
%pa
4.36%
4.09%
4.02%
3.94%
3.76%
3.58%
3.56%
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Dec-01
Banking Margin

(1) Represents profit after tax and outside equity interest and before goodwill amortisation.

(2) Lending Assets represents loans, advances and receivables and bank acceptances excluding provisions for bad and doubtful debts and securitised balances. Securitised balances are not included in lending assets and amounted to $5.7 billion as at 31 December 2001 compared to $6.8 billion as at 30 June 2001 and $4.7 billion at 31 December 2000.

(3) The factors affecting the Group and banking cost to income ratio are discussed on page 25 of this profit announcement.

(4) Banking Margin represents total Banking income divided by total average Banking assets.

(5) Includes Australia Post and private agencies.

(6) Includes third party ATMs.

Major Balance Sheet Items

As at	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Loans, advances and other receivables [1]				
Gross Housing	**85,450**	80,284	76,209	12
Securitisation	**(5,705)**	(6,773)	(4,704)	21
Housing (net of securitisation)	**79,745**	73,511	71,505	12
Personal	**8,105**	7,768	8,125	-
Business	**30,974**	32,224	32,638	(5)
Corporate	**24,595**	24,198	23,876	3
Bank acceptances	**11,865**	12,075	11,615	2
Total lending assets	**155,284**	149,776	147,759	5
Trading securities				
Corporate	**7,080**	6,909	8,522	(17)
Deposits and other public borrowings				
Personal	**62,783**	58,620	60,205	4
Business	**17,835**	16,351	14,835	20
Corporate	**45,576**	42,384	36,936	23
	126,194	117,355	111,976	13
Debt issues				
Corporate	**24,751**	24,484	28,377	(13)

Detailed analysis of the above is provided in Banking - Business Analysis (Refer pages 14 & 15).

(1) Loan balances are before provisions for impairment.

Profit Summary	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Interest income	5,369	5,876	6,024	(11)
Interest expense	3,020	3,623	3,803	(21)
Net interest income	**2,349**	**2,253**	**2,221**	**6**
Other operating income	1,278	1,185	1,196	7
Total operating income	**3,627**	**3,438**	**3,417**	**6**
Operating expenses	1,965	1,973	1,985	(1)
Underlying profit	**1,662**	**1,465**	**1,432**	**16**
Charge for bad and doubtful debts	290	203	182	59
Profit from ordinary activities before goodwill amortisation and income tax	**1,372**	**1,262**	**1,250**	**10**
Income tax expense	396	341	364	9
Outside equity interests	1	3	11	(91)
Profit from ordinary activities after income tax, before goodwill amortisation	**975**	**918**	**875**	**11**

Detailed analysis of the components of Banking Operating Profit is provided on pages 16 to 19.

Banking - Business Analysis

(All figures relate to the half-year ended 31 December 2001. All comparisons are to the half year ended 31 December 2000 unless otherwise stated. Market share statistics represent Australian Operations.)

As shown in the Banking Performance Summary on page 12, total lending assets have grown by $7 billion to $155 billion over the prior half year to 31 December 2001. As at 31 December 2001, securitised home loan balances amounted to $5.7 billion, an increase of $1 billion over the prior half-year. Allowing for this, gross lending assets have increased by $9 billion or 6% since 31 December 2000. This growth has been achieved primarily through housing loans which have increased by $9 billion. Corporate lending balances have increased by $1 billion and Personal Lending balances have remained flat. Despite an increase in markets share, Business Lending balances have reduced by $2 billion reflecting the subdued business credit markets.

In a very competitive lending market combined with decreased levels of business confidence, the Group's market share position has stabilised in the major product groups over the half-year to 31 December 2001. An analysis of the key areas is detailed below.

Personal Products

Housing Loans

The Group's home loan outstandings, including securitisation, totalled $85 billion at 31 December 2001, a 12% increase over the prior comparative period.

Growth in home loans has been strong, with record levels of new business written in the half year as a result of specific campaigns undertaken and strong housing market conditions generally. This resulted in gross home loan balances increasing by $5 billion to $85 billion for the six months since 30 June 2001 compared to a $2.5 billion increase in the prior comparative period. The Group's market share of home loans during the half year was 20.2% at November 2001 compared with 20.4% at 30 June 2001. *(source: APRA Residentially Secured All Lenders)*.

Personal Lending

Personal Lending balances at 31 December 2001 amounted to $8 billion which is in line with the prior comparative period, however represents a 4% increase on 30 June 2001. The principal balances included within Personal Lending are credit card outstandings and personal loans.

Credit Cards

Credit card outstandings for the Group totalled just over $4.1 billion at 31 December 2001, a 8% increase from the balance of $3.8 billion at 30 June 2001.

The Group has maintained strong new cardholder account growth with the number of cardholder accounts increasing to 2.9 million in the six months to 31 December 2001. The number of merchants increased to over 150,000 with growth achieved through initiatives such as expanded Internet services to merchants. The Group's market share of Credit Card outstanding balances was 21.3% as at November 2001 compared to 21.4% at 30 June 2001*(Source: RBA)*.

Personal Loans

Personal loan outstandings for the Group totalled $3.7 billion at 31 December 2001 compared with $3.5 billion as at 30 June 2001.

Due to the growth in use of credit card and redraw facilities on home loan products the market for personal loans is declining. However, the Group continues to hold the largest share of the personal loan market with 21.6% as at December 2001 compared to 21.9% as at June 2001 *(Source: APRA All banks)*.

Deposit Products

As at 31 December 2001, the Group's retail deposit base in Australia stood at approximately $63 billion, a 7% increase from 30 June 2001. The Group is the largest acceptor of retail deposits in Australia with a market share of 24.1% at December 2001 compared with 24.0% at June 2001 *(Source: APRA All banks)*.

Share Trading

Commonwealth Securities maintained its position as the leading broker in Australia in terms of the number of transactions. The total number of clients increased from 652,000 to more than 700,000 for the six months to 31 December 2001. Over 82% of CommSec trades are now conducted online with the balance by telephone. Service and efficiency has been further improved over the half-year period with the launch of a mobile phone and e-mail alerts service initiative.

Business Products

Business Lending

At 31 December 2001, total Business Lending (excluding bank acceptances) amounted to $31 billion, a reduction of $1 billion over the half-year from 30 June 2001 and $2 billion over the prior comparative period reflecting the weak business confidence over the period. The Group market share of business lending at 30 September 2001 was 15.1%, up from 14.8% at 30 June 2001 *(Source: RBA)*.

Corporate Products

Corporate Lending balances amounted to $25 billion at 31 December 2001, representing an increase of 3% or $1 billion over the prior comparative period. Corporate Deposits have increased by $3 billion to $46 billion at 31 December 2001 from 30 June 2001, an increase of 8% (including certificates of deposit).

The Group's Institutional Banking Division services the Group's corporate clients with turnover of more than $40 million per annum, Government entities and other major financial institutions. The products offered include financial markets, corporate finance, securities underwriting, trading and distribution, equities, payments and transaction services, investment management and custody. From February 2002, CommSec will move to Premium Financial Services and investment management will move to Investment and Insurance Services and the remainder will be combined with middle market business customers to form the Institutional and Business Services division.

Financial Markets

Strong growth in the contribution of Financial Markets was achieved with Trading income up 23% due to increased client interest in foreign exchange and interest rate risk management, volatile market conditions in September and October and correct positioning of the trading books which benefited from the downward trend in global interest rates.

New developments during the half included the completion of a consumer oriented labelling programme with the Australian Greenhouse Office which saw the first Greenhouse Friendly Certification issued in November 2001, and the establishment of a Syndicate Desk to streamline primary markets deal execution and enhance product delivery through leveraging the capabilities of institutional based client groups.

The progress of eCommCorporate, the Group's online financial markets trading platform, has been significant with a 40% increase in customer numbers to over 1,400 in the half year since 30 June 2001. Transaction volumes have grown strongly with a corresponding expansion in the products offered to include Investment Bank Bills and Fixed Term Deposits.

Corporate Finance

Corporate Finance continues to develop and implement innovative financing structures to meet the needs of clients. Substantial transactions undertaken in the six months to 31 December 2001 include:

- Joint Lead Arranger of a limited recourse project finance facility for QCT Resources, one of the largest project finance resource transactions to occur in Australia.
- Joint Lead Arranger of a finance package to fund the buyout of Just Jeans by Catalyst Investment Managers.
- Joint Lead Arranger of a multi currency syndicated core debt facility for Amalgamated Holdings.
- Joint Lead Arranger and Underwriter of a syndicated merger finance facility for Brambles/GKN.

- Joint Lead Underwriter of a syndicated facility for Natural Gas Corporation.
- Arranger of a total of $800 million of structured investments.

$7 billion of capital was raised for clients in the half-year to 31 December 2001 which represents 4% growth on that raised for the same period last financial year. Of this amount 39% was by originations, 41% financing by direct lending and the balance by syndicated loans.

Transaction Services

Transaction Services, which provides cash management solutions for clients through corporate accounts, payments and information services, experienced strong growth over the half year. Funds and transaction volumes have both increased as a result of growth in new business.

Commonwealth Custodial Services

Commonwealth Custodial Services continues to consolidate its position in the market with over $75 billion of assets under administration at 31 December 2001.

Customer Service

The Group operates the largest financial services distribution network in the country, with service provided to approximately 10 million personal and business account holders through a wide range of direct customer contact, self-service and third party channels.

Strategic emphasis is on better aligning sales and service to the needs of distinct customer segments by recognising that different types of service are required by different customer segments. This is reflected in the new organisational structure announced on 20 December 2001 (Refer page 8).

Direct contact service channels

Further reconfiguration of the branch and business banking centre networks was undertaken over the six months reflecting changing customer needs.

The branch network was reduced by 21 over the half year, from 1,066 at June 2001 to 1,045 at December 2001. This ongoing rationalisation of the branch network is being undertaken in line with customer demand and usage patterns.

To better meet the full financial services needs of customers, the Group's key objective is to broaden and deepen relationships with existing customers through a focus on cross-selling of related products and services wherever appropriate.

In implementing the Group's customised approach to service, a number of initiatives were undertaken in the half year including;

- The introduction of a Premium Banking service for high value personal customers from December 2001, providing relationship management services through 13 Premium Banking Centres nationally. Premium Banking customers will now be managed under the Premium Financial Services division created as part of the recent organisational restructure.
- To better meet the wealth management and wealth creation needs of customers, financial advisory staff have been grouped as either financial planners or investment consultants, with staff filling these roles required to satisfy well-defined accreditation/qualification levels.
- The role of some 700 personal lenders has been redefined to focus purely on sales, thereby complementing the Group's 184 mobile bankers to create a more effective home loan sales force. Additionally, new positions have been created to focus on after-sales service.
- The Group's direct customer contact network continues to be augmented by the alliance with Australia Post. Personal Banking services are available at 3,746 Australia Post agencies across the country, together with the expansion of transactional banking services for business clients to 119 Australia Post locations.

Electronic and Direct Banking

Customer usage of direct and self-service banking continues to grow. The total number of transactions performed in direct/electronic channels increased over the half year to December 2001, while branch teller transactions continued to decline. As a result, the proportion of total transactions carried out in-branch reduced from 15.6% to 15.2% in the six months to 31 December 2001. Over the half year, NetBank processed over 70 million transactions, up from 57 million in the previous half year.

Use of telephone banking services continues to grow with in excess of 62 million calls received during the current half year (up 11% on 30 June 2001), peaking at 2.9 million calls per week. Further development of the two new call centres established in Tasmania and Newcastle last financial year was undertaken.

ATM and EFTPOS usage continued to grow strongly in the six months to 31 December 2001, with total transactions up 13% and 24% respectively since June 2001. The group retains the largest proprietary ATM and EFTPOS terminal networks in the country (3,008 and 124,503 terminals respectively) and acquired the transactions of a further 960 third party ATMs. A major upgrade of the network was implemented with over 400 ATMs replaced to date and further replacements planned.

Woolworths EzyBanking

Woolworths EzyBanking is available through 725 Woolworths and Safeway stores nationally. Sales of transaction accounts (Ezy Action) and credit cards (Ezy Mastercard) during the half year have been above expectations with more than 600,000 account holders signed up as at 31 December 2001. Approximately 35% of these customers are new to the Bank.

Third Party

The Group manages a range of distribution networks, including:

- Multi-agents and life brokers.
- Authorised financial planners through wholly owned businesses.
- Independent financial planners.
- Insurance franchisees.
- Mortgage brokers.

It is estimated that the growth in new home loan originations through mortgage brokers was particularly strong in the half year to 31 December 2001 increasing by 4 percentage points. The Group had an estimated 10% share of the broker mortgage approval market at 31 December 2001.

United Kingdom

The UK mortgage operation was integrated into the First State Investments (UK) in October 2001. The combined business continues to offer the existing products of both First State Investments (UK), the Group's specialist international fund manager and UK private client manager, and Newworld, its flexible mortgage business.

New Zealand Banking Operations

There have been signs of greater demand for new lending towards the end of the six months in New Zealand.

ASB Bank's total lending growth for total loans was 5.6% annualised in the half year to 31 December 2001, compared to the market annualised growth rate of 7.5%. Customer retention and customer acquisition were important drivers of volume growth, with the customer base increasing by 5.9% in the year to 31 December 2001 to reach over 935,000 customers.

At 31 December 2001, ASB Bank had total assets of NZ$24.7 billion (December 2000: NZ$18.4 billion), including total advances of NZ$17.5 billion (December 2000 NZ$15.2 billion).

This contributed to an 18% increase in profit in the period over the prior comparative period.

Net Interest Income

	Half Year Ended			31/12/01 vs 31/12/00
	31/12/01 $M	30/06/01 $M	31/12/00 $M	%
Interest Income				
Loans	4,701	5,034	5,212	(10)
Other financial institutions	69	138	142	(51)
Liquid assets	77	52	58	33
Trading securities	203	311	237	(14)
Investment securities	292	308	347	(16)
Dividends on redeemable preference shares	24	28	26	(8)
Other	3	5	2	50
Total Interest Income	5,369	5,876	6,024	(11)
Interest Expense				
Deposits	2,206	2,435	2,607	(15)
Other financial institutions	115	165	163	(29)
Debt issues	553	834	827	(33)
Loan capital	132	179	195	(32)
Other	14	10	11	27
Total Interest Expense	3,020	3,623	3,803	(21)
Net Interest Income	2,349	2,253	2,221	6

Net Interest Income

Net interest income for the half year increased by 6% or $128 million from $2,221 million in the prior comparative period to $2,349 million.

The increase in the net interest income was due to a $10 billion or 7% increase in average interest earning assets between 31 December 2000 and 31 December 2001. The increase was offset partially by a drop in the NIM from 2.79% at 31 December 2000 to 2.77% at 31 December 2001.

The table below highlights the effect of movements in net interest earning assets and interest margin on net interest income. Further details can be found in Appendix 1 of this report.

Half Year INCREASE/DECREASE	December 2001 vs December 2000 $M	December 2001 vs June 2001 $M
Due to changes in average volume of interest earning assets and interest bearing liabilities	145	68
Due to changes in interest margin	(17)	(9)
Due to days variance in periods	-	37
Change in net interest income	128	96

The growth in average interest earning assets reflects:

- A 12% growth in home loans over the prior comparative period due to the current low interest environment, the positive effect of the Government's first home owners grant and the relatively stable economy in the current period. The Group has also introduced several initiatives to address market share which was lost during the complex integration of the Colonial businesses. This has been successful in arresting the market share decline, with the market share standing at 20.2% at 30 November 2001.
- Other lending areas were flat in total in the current half year reflecting the general economic conditions and lower levels of business confidence.

Group Interest Margins and Spreads

The following table shows margins and spreads for the Group. Interest spread represents the difference between the average interest rate earned and the average interest rate paid on funds.

Interest margin represents net interest income as a percentage of average interest earning assets.

The calculations of margins and spreads for Australia and Overseas include an allowance for transfer of offshore funding used to finance onshore lending. The lower overseas margins and spreads reflect the effect of the wholesale funding nature of that business.

	Half Year Ended		
	31/12/01 %	30/06/01 %	31/12/00 %
Australia			
Interest spread [1]	**2.73**	2.57	2.55
Benefit of interest free liabilities, provisions and equity [2]	**0.27**	0.41	0.45
Net interest margin [3]	**3.00**	2.98	3.00
Overseas			
Interest spread [1]	**1.14**	1.14	0.98
Benefit of interest free liabilities, provisions and equity [2]	**0.49**	0.55	0.55
Net interest margin [3]	**1.63**	1.69	1.53
Group			
Interest spread [1]	**2.46**	2.33	2.31
Benefit of interest free liabilities, provisions and equity [2]	**0.31**	0.45	0.48
Net interest margin [3]	**2.77**	2.78	2.79

(1) Difference between the average interest rate earned and the average interest rate paid on funds.

(2) A portion of the Group's interest earning assets is funded by interest free liabilities and shareholders' equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3) Net interest income divided by average interest earning assets for the period.

Group Interest Margin

The Group net interest margin for the half year to 31 December 2001 decreased by 2 basis points from the prior comparative period to 2.77%.

There were three cash rate reductions in the current half year which, when combined with the four cash rate reductions in the second half of the June 2001 year, put pressure on the net interest margin. Changes to the Group's product mix, particularly within home loans, together with improved levels of retail deposits since June 2001 have helped stabilise the Group's interest margin.

Other factors which have supported the Group's net interest margin are the continued benefit from home loan securitisation and the narrowing spread between cash and wholesale rates over the period.

Other Banking Income from Ordinary Activities

The following table sets forth the Group's other banking operating income for the half year ended 31 December 2001 together with comparatives.

	Half Year Ended			
	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Lending fees	293	284	318	(8)
Commission and other fees	606	594	579	5
Trading income	251	222	204	23
Dividends	2	4	10	(80)
Net gain on investment securities	60	20	36	67
Net profit on sale of property, plant and equipment	16	24	1	large
General insurance premium income	59	52	55	7
Less general insurance claims	(34)	(28)	(29)	17
Other	25	13	22	14
Total Other Banking Income from Ordinary Activities	1,278	1,185	1,196	7

Other Banking Operating Income – Up 7% on 31/12/00

Other Operating Income increased by 7% or $82 million from $1,196 million to $1,278 million over the prior comparative period. Included within other banking income is non interest income earned on transactions and accounts with the Groups' personal business and corporate customers. The principal reasons for the overall increase are set out below.

Lending Fees – Down 8% on 31/12/00

Lending fees have dropped by 8% or $25 million to $293 million over the comparative period mainly due to a number of discount linked establishment fee offers during the current half year. The entry fee discounts and use of brokers is part of the Group's strategy to build lending balances to improve future earnings potential.

Commission and Other Fees – Up 5% on 31/12/00

Growth in commission and other fees has been driven by increased transaction activity, particularly within credit cards, although growth has slowed since the prior half year. In relation to the credit card business there has been a 24% increase in the value of merchants sales and 18% increase in the value of credit cardholders sales.

Retail transaction fees for the half year to 31 December 2001 represent 12% of Other Banking income (4% of total Banking income) which is consistent with the prior comparative period.

Trading Income – Up 23% on 31/12/00

The Group's Financial Markets operations contributed $251 million of trading income, representing growth of 23% over the comparative period. Volumes of client transactions grew due to heightened interest in foreign exchange and interest rate risk management and peaked in September and October 2001 with the added volatility in the market. Financial Markets trading books benefited from the downward trend in global interest rates and underlying market volatility. This growth in trading income was achieved without significant additional risk exposure.

Dividends – Down 80% on 31/12/00

Dividend income represents dividends earned on the Group's strategic investments. Some of these investments were sold during the current half year.

Net Gain on Investment Securities – Up 67% on 31/12/00

Gains during the current half year included the profit on sale of certain strategic investments totalling $53 million. In the prior comparative period the profit included the sale of the Group's interest in Brisbane Airports Corporation Ltd.

Net Profit on Sale of Property Plant and Equipment – Up $15 million on 31/12/00

The current half year includes the gain on sale of properties in Melbourne and Brisbane CBDs during October 2001 as a continuation of the Group sale and leaseback strategy.

General Insurance Income (net of claims) – Down $1 million on 31/12/00

General Insurance premium income less claims has reduced slightly to $25 million for the current half year.

Charge for Bad and Doubtful Debts

The following table sets out the charge for bad and doubtful debts for the half year ending 31 December 2001 together with comparatives.

	Half Year Ended		
	31/12/01 $M	30/06/01 $M	31/12/00 $M
Specific Provisioning			
New and increased provisioning	**383**	311	184
Less provisions no longer required	**(27)**	(34)	(50)
Net specific provisioning	**356**	277	134
Provided from general provision	**(356)**	(277)	(134)
Charge to profit and loss	**-**	-	-
General provisioning			
Direct write offs	**25**	21	14
Recoveries of amounts previously written off	**(28)**	(52)	(36)
Movement in general provision	**(63)**	(43)	70
Funding of specific provisions	**356**	277	134
Charge to profit and loss	**290**	**203**	**182**
Total Charge for Bad and Doubtful Debts	**290**	**203**	**182**
Bad debt expense / Risk weighted assets	**0.21%**	0.15%	0.14%

Total charge for bad and doubtful debts for the half year ended 31 December 2001 was $290 million which was $108 million (59%) higher than the charge in the prior comparative period. This increase is primarily related to a small number of large corporate and commercial lending exposures that became impaired in the half year and have been provisioned for potential loss. As previously disclosed to the market, these include Pasminco (net exposure $347 million) and Enron (net exposure $100 million). If the credit cycle continues as expected, the ratio of bad debt expense to risk weighted assets should improve in the coming year.

Provisions for Impairment

	Half Year Ended		
	31/12/01 $M	30/06/01 $M	31/12/00 $M
General Provisions	**1,334**	1,399	1,412
Specific Provisions	**309**	234	240
Total Provisions	**1,643**	1,633	1,652
Total provisions for impairment as a % of gross impaired assets net of interest reserved	**167.1**	251.6	199.5
Specific Provisions for impairment as a % of gross impaired assets net of interest reserved	**31.43**	36.06	28.99
General provisions as a % of risk weighted assets	**0.96**	1.01	1.06

Total provisions for impairment for the Group at 31 December 2001 were $1,643 million, up 0.6% from 30 June 2001. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.

Specific provisions for impairment have increased 32% from $234 million at 30 June 2001 to $309 million at 31 December 2001, primarily as a result of increased provisioning to cover a small number of large corporate and commercial lending exposures that became impaired during the half year, (most notably the two large corporate defaults mentioned previously).

The general provisions for impairment have reduced to $1,334 million at 31 December 2001 from $1,399 million at 30 June 2001, a decrease of 5%. The general provision as a percentage of Risk Weighted Assets reduced marginally to 0.96% from 1.01%. This level is consistent with that of other major Australian banks. Gross impaired assets less interest reserved have increased 51% from $649 million to $983 million over the half year. This has been primarily due to additions to gross impaired assets (including interest reserved) for the six months of $804 million (of which 56% relates to the two large corporate defaults mentioned previously).

Funds Management – Business Analysis

The funds management businesses have contributed $96 million to the Group's result for the half year. This represents an increase of $18 million or 23% over the prior comparative period. The growth in net profit reflects strong net inflows within Australia with external funds under management increasing by $10 billion over the prior comparative period.

The following tables set forth the Group's Funds Management result for the half year ending 31 December 2001 together with comparatives.

	Half Year Ended			
	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Funds Management				
Operating income - external	390	381	320	22
Operating income - internal [1]	14	18	20	(30)
Total income from funds management business	404	399	340	19
Operating expenses	276	272	224	23
Profit before tax	128	127	116	10
Income tax expense	32	56	38	(16)
Net profit after tax	96	71	78	23

The Funds Management business manages both internal funds (Life Insurance statutory fund assets) and external funds (wholesale and retail). The tables below show the split of each type of funds managed.

	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Assets held and funds under management (FUM) [2]				
Funds management [4][5]	80,103	76,954	70,183	14
Internal life insurance funds	26,199	24,527	22,506	16
Total FUM	106,302	101,481	92,689	15
Other life and funds management assets [3]	12,881	14,551	13,541	(5)
Total	119,183	116,032	106,230	12
Australia	95,513	91,810	79,452	20
United Kingdom	14,088	14,953	17,771	(21)
New Zealand	5,492	4,650	4,854	13
Asia	4,090	4,619	4,153	(2)
Total	119,183	116,032	106,230	12

The analysis of the movement of funds by product category is as follows:

As at 31 December 2001	Opening Balance 30/06/01 $M	Inflows $M	Outflows $M	Investment Income $M	Other Movements and Transfers $M	Closing Balance 31/12/01 $M
Funds Under Management (including Life Insurance)						
Retail	33,948	7,407	(5,462)	6	(1,282)[7]	34,617
Wholesale	43,006	8,169	(4,926)	(798)[6]	35	45,486
Internal managed life	24,527	2,170	(2,171)	190	1,483[7]	26,199
Total FUM	101,481	17,746	(12,559)	(602)	236	106,302

(1) Income received from the life insurance business to manage statutory funds.
(2) Excludes non-Group funds under trusteeship, custody and administration.
(3) Includes life investment assets managed by parties other than the Group funds management businesses, and other non-investment life assets (including excess of market value over net assets of life insurance subsidiaries).
(4) Funds under management exclude funds under tactical overlay management, $8 billion at 31 December 2001 and $9.5 billion from 30 June 2001 ($8.7 billion at 31 December 2000).
(5) Represents total external funds under management of the Group. ASSIRT reporting includes external funds under management, and funds managed on behalf of the life insurance companies in the Group which are included within life insurance assets. ASB Group funds under management are not included in the ASSIRT reporting.
(6) Investment losses relate primarily to UK equity market. Other movements relate to foreign exchange gains and losses.
(7) Includes $1.5 billion reclassification between retail and internal funds under management. Other movements primarily relate to foreign exchange gains and losses.

Performance Analysis

The result for the period was characterised by the strong performance of the Australian business which continued to achieve strong net inflows despite a difficult economic environment.

Strong growth in income, which increased by 19% or $64 million to $404 million was achieved in the half year ended 31 December 2001 compared to the prior comparative period. This was partially offset by increased expenses for the business, which increased 23% over the same period.

Income growth was generated by strong net inflows across the Group. Net inflows in the six months to 31 December 2001 were $5.1 billion, which is 13% higher than the average net inflows achieved over the year to 30 June 2001. This was achieved against a backdrop of a six months characterised by uncertainty and nervousness within the funds management market with softer equity markets and lower levels of investment, particularly during September and October. The period also saw a change in the mix of business with investors preferences being toward more defensive assets such as cash and fixed income.

The increase in expenses was driven by a number of factors. The results for 31 December 2001 include the costs associated with two strategic investments acquired in December 2000. In addition, costs in the United Kingdom remained constant while income has fallen largely due to the decline in equity markets and the loss of some ex-Colonial UK assets.

During the six months, the Colonial First State business launched two new products, being the Global Geared Share Fund and the Global Diversified Strategies Fund, as well as introducing a range of nil entry options on a number of existing products, which added to costs in the period. In addition, costs were incurred during the period on product and service offerings likely to be launched over the next six months.

Funds Under Management Performance

The combined Commonwealth and Colonial First State funds management business ranks first in terms of both retail and wholesale FUM *(Source: ASSIRT September 2001)*.

Total external FUM have increased by $3.1 billion or 4% to $80 billion over the six months to 31 December 2001 and $9.9 billion or 14% over the prior comparative period. Internally managed life FUM increased by 7% or $1.7 billion over the six months to 31 December 2001 and $3.7 billion or 16% over the prior comparative period. The combined life insurance assets and funds under management totalled $119 billion at 31 December 2001 (Refer page 20).

Colonial First State Investments

Colonial First State Investment's (CFSI) FUM grew 4% since 30 June 2001 with strong growth recorded in both wholesale and retail funds. New business inflows remained strong during the half year, particularly in Australia, but this has been partially offset by investment valuation declines.

While the events of September 11 resulted in a temporary slowdown in funds inflows and investment returns throughout the market for that month, the following three months of the period saw inflows recover as investment markets returned to pre September 11 levels.

The number of consolidated unitholder accounts in Australia increased from 488,917 at 30 June 2001 to 549,580 at 31 December 2001, representing an increase of 12.4%. This enabled Colonial First State to improve its retail market share from 6.08% to 6.13% *(Source: ASSIRT September 2001)*. Colonial First State continues to have a five star rating with Morning Star.

Commonwealth Financial Services and Commonwealth Investment Management

The Commonwealth Financial Services and Commonwealth Investment Management businesses total FUM increased by 3% or $1 billion since 30 June 2001. This was despite lower investment returns for the period resulting from a general decline in world investment markets (including the temporary effects of September 11) and increased competition for new external funds flows. As at 31 December 2001 $10 billion was managed on behalf of a diverse range of wholesale clients, including state, local and semi-government entities, corporations, investment funds and superannuation funds.

New Products and Initiatives

The CFSI group continued its focus on development of its Asian and UK businesses with the acquisition of several investment management contracts in Asia from Barclays.

As a result of the recently announced organisational structure of the Group, the funds management businesses of CFSI and Commonwealth Investment Management and Commonwealth Financial Services will now be combined under the Investment and Insurance Services division.

Life Insurance – Business Analysis

The life insurance operations contributed $121 million to the Group's result for the half year. Operating margins in Australia increased by $20 million over the prior comparative period, however a poor performance in Asia and New Zealand resulted in a $27 million reduction in the combined operating margin for those regions. Investment earnings on shareholders' funds reduced by $32 million over the prior comparative period.

This reduction is due to underlying movements in equity markets and the inclusion of $47 million in investment earnings relating to the transfer of a strategic investment to the life business in the prior comparative period.

As at 31 December 2001, life insurance assets totalled $37 billion, which is in line with 30 June 2001 and increased 10% over 31 December 2000. The results from the Group's life insurance operations are detailed on the following pages.

The following table sets forth the Group's Life Insurance Income result for the year ending 31 December 2001 together with comparatives.

	Half Year Ended			
Summary Financial Performance (excluding appraisal value uplift)	**31/12/01 $M**	**30/06/01 $M**	**31/12/00 $M**	**31/12/01 vs 31/12/00 %**
Life Insurance				
Margin on Services operating income - external	529	624	644	(18)
Operating expenses - external	(353)	(340)	(376)	(6)
Operating expenses - internal [(1)]	(14)	(18)	(20)	(30)
Total expenses	(367)	(358)	(396)	(7)
Profit from life insurance activities before tax	162	266	248	(35)
Income tax expense attributable to:				
Policy holder	25	56	38	(34)
Corporate	16	46	54	(70)
Net profit after tax	**121**	**164**	**156**	**(22)**

(1) Management charge paid to Funds Management.

The table above details the operating income, operating expenses and tax expense from the Group's life insurance businesses, based on the disclosure required by Accounting Standard AASB 1038.

It should be noted that income, operating expenses and tax expense included in the table above includes both policyholders' and shareholders' components.

The most significant impact of this is the inclusion of policyholder tax within operating income and tax expense. For the half year the effect of this is a $25 million charge compared with a $38 million charge for the 31 December 2000 half year. The reduction is mainly attributable to reduced investment earnings on behalf of policyholders for the period. Inclusion of this item in accordance with accounting standards causes fluctuations in the cost to income ratio and the effective tax rate between periods.

The net profit after tax relates to shareholders. In order to gain a more informative understanding of the shareholder profit after tax, the sources of profit are analysed in the table below.

The table below details the sources of after tax profit from the Group's life insurance operations.

	Half Year Ended			
	31/12/01 $M	**30/06/01 $M**	**31/12/00 $M**	**31/12/01 vs 31/12/00 %**
Sources of profit from life insurance activities				
The Margin on Services profit from ordinary activities after income tax is represented by:				
Planned profit margins	126	129	128	(2)
Experience variation	(33)	(30)	(33)	-
New business losses / reversal of capitalised losses	(8)	1	(3)	large
Operating margins	85	100	92	(8)
Investment earnings on assets in excess of policyholder liabilities [(1)]	36	58	68	(47)
Other	-	6	(4)	large
Net profit after tax	121	164	156	(22)

(1) Includes a gain of $47 million in the December 2000 half year resulting from the transfer of certain strategic investments to the life insurance business. Excluding this gain investment income increased 71% or $15 million over the prior comparative period.

Life Insurance – Business Analysis

Underlying results of life insurance businesses by geographical region.

The table below details the underlying results of the Group's life insurance businesses by geographical region.

Half Year Ended	Australia 31/12/01 $M	Australia 31/12/00 $M	New Zealand 31/12/01 $M	New Zealand 31/12/00 $M	Asia 31/12/01 $M	Asia 31/12/00 $M
Operating Margins	112	92	6	14	(33)	(14)
Investment earnings on assets in excess of policyholder liabilities	15	28	3	1	18	(8)
Other	-	-	-	(4)	-	-
Profit after tax	127	120	9	11	(15)	(22)

Operating margins in Australia increased by $20 million to $112 million from $92 million in the prior comparative period. This result was achieved from continued growth in revenue from retirement products, a successful stabilisation of claims costs on mortality and disability business, an improvement in claims on life insurance and the benefit of synergies achieved during the second half of last year which have flowed through to this half year's result.

Within New Zealand margins have been affected by a continuation of the increase in the levels of mortality and disability claims.

Margins on the Asian life insurance business have fallen by $19 million in the current half year when compared to the prior comparable period.

The decrease is mainly due to reduced sales volumes and poor persistency rates in Hong Kong together with higher expense levels.

Investment returns on shareholders funds after tax in the prior comparative period included $47 million from the transfer of certain strategic investments. Excluding this item, investment returns on shareholder funds have increased by $15 million for the current period. Investment returns were lower in Australia due to the global downturn in equity markets with some improvement in Asia and New Zealand. Life insurance tangible assets in excess of liabilities amounted to approximately $3.0 billion as at 31 December 2001. The Group has maintained a balanced weighting between growth and fixed interest investments during the period.

New Business – Life Insurance and Superannuation	Half Year Ended 31/12/01 $M	Half Year Ended 30/06/01 $M	Half Year Ended 31/12/00 $M	31/12/01 vs 31/12/00 %
Superannuation business	**1,853**	2,718	2,340	(21)
Life insurance risk	**135**	131	131	3
Annuities and insurance bonds	**462**	479	427	8
Total	**2,450**	3,328	2,898	(15)

Details of the Group's new business mix for life insurance products is set out in the above table.

The table shows that new business sales have reduced 15% over the prior comparative period.

The Australian life insurance business has continued to experience pressure on its sales volumes with increased competition from funds managers on its investment style products. The Group has achieved compensating strong performances in sales volumes in its funds management businesses. This continues a trend that emerged during the second half of last year.

These new business sales levels have had only a marginal effect on the current period earnings, however the effect on the appraisal values of the Group's life insurance business has been greater as disclosed on page 24.

Asian sales were lower due to Hong Kong being 10% behind the prior comparative period, reflecting the sharp downturn in the economy.

Summary of Life Insurance and Funds Management Valuations

The following table sets out the components of the carrying values of the Group's life insurance and funds management businesses. These are Directors' valuations, based on appraisal values using a range of economic and business assumptions determined by management which are reviewed by independent actuaries Trowbridge Consulting. The key actuarial assumptions that have been used are also summarised.

As at 31 December 2001	Life Insurance			Funds	
	Australia $M	New Zealand $M	Asia [(1)] $M	Management $M	Total $M
Shareholders net tangible assets	1,933	275	760	365	3,333
Value of inforce business	700	133	91	698	1,622
Embedded Value	2,633	408	851	1,063	4,955
Value of future new business	695	257	90	2,631	3,673
Carrying Value	**3,328**	**665**	**941**	**3,694**	**8,628**

Analysis of Movement since 30 June 2001	Life Insurance			Funds	
	Australia $M	New Zealand $M	Asia $M	Management $M	Total $M
Profits	127	9	(15)	96	217
Net Capital Movements [(2)]	163	30	102	-	295
Disposals of Business [(3)]	-	-	(46)	-	(46)
Change in Shareholders NTA	**290**	**39**	**41**	**96**	**466**
Value Transfer [(4)]	(88)	-	-	88	-
Disposals of Business [(3)]	-	-	(15)	-	(15)
Net Appraisal Value Uplift	(9)	(10)	(28)	221	174
Increase to 31 December 2001	**193**	**29**	**(2)**	**405**	**625**

(1) The Asian Life businesses are not held in the market value environment and are carried at net assets plus an excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years.

(2) Includes dividends paid, capital injections and payments for investments in controlled entities.

(3) Represents the sale of the Thailand life insurance business.

(4) Represents the recognition of value transfer between the Australian superannuation business included within life insurance above and funds management businesses arising from the introduction of more funds management products to the Group's proprietary distribution channels.

Change in Life Insurance and Funds Management Valuations

The valuations adopted above have resulted in a total valuation increase of $625 million since 30 June 2001.

The main components of the increase comprise:

- Total profits earned for the year of $217 million.
- Capital injections and disposals of business of $295 million.
- Net appraisal value uplift of $174 million.
- Recognition of a transfer of value between the life insurance and funds management businesses of $88 million.

The net appraisal value uplift of $174 million includes $221 million relating to the funds management businesses. This reflects the continuing strong funds flow performance of the Group in a competitive and volatile market.

Offsetting this, the life insurance businesses appraisal values reduced by $47 million. This result reflects some decline in new business sales within the Australian life business and lower values in overseas life businesses arising from poor disability experience in New Zealand and poor persistency and expense overruns in Hong Kong.

Amortisation of the 'excess' in relation to the Asian life businesses also contributed to the reduced uplift.

Further details on the movement in carrying value for the year are included in Appendix 9.

The synergies achieved during the 30 June 2001 year were included in the appraisal value of the life business at that date. No further synergies have been recognised in the current period. Remaining synergies are expected to be achieved with the amalgamation of the Colonial and Commonwealth life and funds management business (Refer page 4).

Valuation Assumptions

The key changes in assumptions used in the life insurance valuations since 30 June 2001 are:

- In Australia, new business volumes for savings/investment business have been reduced slightly to reflect lower than expected sales growth during the year (Refer Life Insurance business Analysis on page 22).
- In New Zealand, future disability claim costs have been increased to reflect deteriorating claims experience with no allowance for any expected fee increases in that region. There is some evidence of both poorer persistency and higher medical claim costs than assumed in the appraisal value, however more experience is required to determine if a trend is emerging and hence no change has been made to these assumptions at December 2001.
- In Asia, future investment earning rates and discount rates were reduced to reflect the fall in US interest rates; future Hong Kong sales assumptions were reduced given a change in the level and mix of business in the 12 months to December 2001; the value of future Hong Kong agency expense overruns was increased.

The key changes in assumptions used in the funds management appraisal valuations since 30 June 2001 are:

- New business volumes have been increased slightly reflecting the continued growth in sales and Funds Under Management.

Further details on actuarial assumptions can be found in Appendix 9.

Value Transfer

During the current period the funds management businesses experienced an increase in sales activity on their retail based investment products as a result of introducing more products to the Bank's proprietary distribution channel. The savings and investment products offered by the life insurance businesses through the same channels experienced a decrease in sales activity during the same period. An amount of $88 million in appraisal value was transferred between the life insurance and funds management businesses to recognise this value shift within the Group.

Group Operating Expenses

The following table sets forth the Group's operating expenses for year ended 31 December 2001 together with comparatives.

	Half Year Ended			
	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Banking	**1,965**	1,973	1,985	(1)
Life Insurance	**353**	340	376	(6)
Funds Management	**276**	272	224	23
Total Operating Expenses	**2,594**	2,585	2,585	-

Cost to Income Ratios

	31/12/01 %	30/06/01 %	31/12/00 %
Cost to Income Ratio			
Banking	**54.2**	57.4	58.1
Funds Management	**68.3**	68.2	65.9
Life Insurance	**69.4**	57.4	61.5
Life Insurance (normalised)	**64.7**	61.7	66.3
Group	**57.1**	58.2	59.0
Group (normalised)	**56.6**	58.8	59.6
Cost to average assets held and funds under management [1]	**1.64**	1.73	1.78

(1) The fall in cost to average assets held and funds under management reflects the improved cost performance of the banking division, the growth in funds under management (up $9.9 billion on prior comparative period) and on balance sheet assets, including life insurance (up $16.3 billion or 7%) over the prior comparative period.

The Group's operating expenses were $2,594 million for the half year, an increase of $9 million on the prior comparative period. The increase was the result of a reduction in the banking and life insurance expenses offset by increases in funds management.

The movement in expenses within these businesses, primarily relates to:

- As noted on page 4, in the current period additional synergies of $130 million were achieved compared to the prior comparative period. Of this increase 85% was achieved within the banking business, and 15% was achieved within the life insurance business.
- Costs increased by $50 million due to increased volumes within the banking business, primarily within home lending where balance growth was double that of the prior comparative period, together with transaction volumes relating to credit cards which increase processing and loyalty costs.
- A 4% wage increase as the result of the finalisation of an enterprise bargaining agreement in the second half of last year added $45 million to the current period costs.
- Life insurance expenses reduced reflecting reduced sales volumes and a continuation of expense synergies achieved during the June half year. These were partly offset by increased costs within the Asian Business.
- Costs in the funds management business increased by $52 million due to increased sales and processing volumes in Australia, together with marketing and infrastructure costs relating to the establishment of two new funds during the period. In addition, funds management costs in the UK business remained constant while income has fallen.

The Group's cost to income ratio reflects the different business mix. To remove the volatility of investment earnings from the life insurance cost to income ratio, a 'normalised' ratio has been calculated which removes the effect of policyholder tax and uses the long term assumption of an 8% pre-tax return on insurance shareholder funds.

On this basis there was a decrease in the Group cost to income ratio by 3.0 percentage points from 59.6% to 56.6%.

The Banking cost income ratio decreased 3.9 percentage points from 58.1% in the half year ended 31 December 2000 to 54.2% in the current half year. This reflects additional synergies achieved in relation to the Colonial integration offset partly by volume based increases and a general increase in average staff costs.

The Funds Management cost to income ratio has increased 2.4 percentage points from 65.9% in the prior comparative period to 68.3% in the current half year reflecting the reduced income from investment markets, the costs associated with launching new funds during the period and development of product service offerings likely to be launched in the next six months.

The Life Insurance cost to income ratio on a normalised basis has reduced by 1.6 percentage points from 66.3% in the prior comparative period to 64.7% in the current half year.

Other Group Items

	Half Year Ended			
	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Expenses by category as follows:				
Staff	1,215	1,161	1,199	1
Occupancy and equipment	270	300	304	(11)
Information technology services	427	418	330	29
Other expenses	682	706	752	(9)
Total Operating Expenses	2,594	2,585	2,585	-

The Group does not manage or analyse expenses on the basis presented in the above table. The prior comparative period includes staff and other costs for Colonial's insourced information technology division which have since been transferred to EDS and flow through the information technology line. Occupancy costs have reduced due to synergies achieved through the branch network rationalisation. Funds management expenses have increased reflecting the increased business volumes together with product marketing and establishment costs within Australia and the United Kingdom.

Staff Numbers

The table below details the Group's staff numbers as at 31 December 2001. Staff number reductions related to the Colonial integration were in excess of 2,700 with a net increase in other staff movements reflecting business growth.

Staff Numbers as at	31/12/01	30/06/01	31/12/00
Full time staff	30,446	31,976	33,016
Part time staff	7,623	7,161	7,190
Full time staff equivalent	**34,265**	**34,960**	**35,993**
Australia	28,513	28,837	30,007
New Zealand	3,958	3,872	3,720
Other Overseas	1,794	2,251	2,266
	34,265	34,960	35,993

Income Tax Expense

	Half Year Ended			
	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Banking	396	341	364	9
Funds Management	32	56	38	(16)
Life Insurance	41	102	92	(55)
Total Income Tax Expense	**469**	**499**	**494**	(5)
Effective tax rate				
Banking	29%	27%	29%	
Funds Management	25%	44%	33%	
Life Insurance (Corporate)	10%	17%	22%	

Income tax expense has decreased 5% from $494 million for 31 December 2000 to $469 million for 31 December 2001.

The tax expense consists of corporate tax of $444 million (half year to 31 December 2000 $456 million) and policyholder tax of $25 million (half year to 31 December 2000 $38 million).

The banking effective tax rate is the same as the prior comparative period. This reflected the lower corporate tax rate of 30% this period, the utilisation of overseas tax losses during the 30 June 2001 year which did not occur this period, lower dividend rebates and non allowable losses for offshore expenses.

The funds management effective tax rate was lower due to the lower corporate tax rate and an overprovision in the prior period. The 30 June 2001 rate had been inflated by non-recognition of overseas tax losses.

Restructuring Provisions

Provisions for restructuring costs totalling $545 million ($417 million after tax) were booked as of 30 June 2001 to cover the costs of integrating the Colonial operations (acquired 13 June 2000) into the Group. At 30 June 2001 $201 million ($142 million after tax) remained unutilised. During the current period a further $93 million ($65 million after tax) was utilised leaving a balance of $108 million ($77 million after tax) in the provision at 31 December 2001.

Integration related synergies of $450 million (annualised) are expected to be achieved by 2003, as previously forecast. This comprises forecast cost synergies of $355 million, revenue synergies of $70 million and funding synergies of $25 million.

Dividends

Dividends will be based on Cash Earnings Per Share, having regard to the following:

- Rate of business growth;
- Capital adequacy;
- Investment requirements;
- The cyclical nature of life insurance investment returns and expectations of long term investment returns; and
- A range of other factors.

Subject to these factors, the group will continue to maintain a high payout ratio relative to its peers. The dividend payout ratio for the half year was 72.6% on a cash basis.

Capital Management

The Bank's maintains a strong capital position. This is recognised in its credit ratings. Moody's Investor Services and Standard & Poor's affirmed these during the six months ended 31 December 2001.

	Long-term	Short-term	Affirmed
Fitch Ratings	AA	F1+	
Moody's Investor Services	Aa3	P-1	4/10/01
Standard and Poor's	AA-	A-1+	18/12/01

Risk Weighted Capital Ratios

	31/12/01	30/06/01	31/12/01
	%	%	%
Tier 1 Capital	6.75	6.51	6.71
Total Capital	9.31	9.16	9.37

The increase in the ratios from 30 June 2001 can be attributed to:

- An increase in tier 1 capital of $321 million principally due to an increase in retained earnings.
- Risk weighted assets remained steady at $138 billion despite an increase in on-balance sheet assets of $9 billion. This was achieved by improved classification of assets by risk weight, principally through the identification of additional eligible security, and by a change in asset mix. The growth in on-balance sheet assets during the period consisted mainly of mortgage loans (risk weighted at 50%) and assets risk weighted at 0%.

As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the ratios shown above. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it give credit for the risk diversification benefits provided by these businesses.

Over recent years, the Bank has made regular returns of capital in the form of share buy-backs. The Bank continues to examine ways in which it can manage its capital more efficiently. There is capacity within the Group to raise hybrid capital in a variety of forms and the market appetite for Commonwealth Bank instruments remains strong. Subject to market conditions, this provides the opportunity for the Bank to consider further capital management initiatives in 2002.

In September 2001, 5,954,040 new shares were issued at $28.79 each to satisfy shareholder participation in the DRP in respect of the final dividend for 2000/01. The Bank intends to purchase on-market the shares needed to satisfy shareholder participation in the DRP in respect of the interim dividend for 2001/02 payable in March 2002.

The Bank continues to work closely with the regulator on the proposed changes to the calculation of regulatory capital for banks scheduled for introduction in 2005. Whilst there are insufficient details to be able to calculate the new capital requirements precisely, preliminary work indicates that the Group's regulatory capital ratios will improve significantly under the new capital requirements. This arises from the closer risk alignment of the new rules, particularly as regards credit risk, and the relatively low risk profile of the Group.

Commonwealth Bank

Commonwealth Bank of Australia
ACN 123 123 124

Statutory Financial Report
Half year ended 31 December 2001

Contents

Directors' Report

The Directors submit their report for the half year ended 31 December 2001.

Directors

The names of the Directors holding office during the half year ended 31 December 2001 and until the date of this report were:

J T Ralph AC	Chairman
J M Schubert	Deputy Chairman
D V Murray	Managing Director
N R Adler AO	Director
R J Clairs AO	Director
A B Daniels OAM	Director
C R Galbraith	Director
W G Kent AO	Director
F D Ryan	Director
F J Swan	Director
B K Ward	Director

Review and Results of Operations

Commonwealth Bank Group recorded a net profit after tax of $1,204 million for the half year ended 31 December 2001, compared with $1,135 million for the half year ended 31 December 2000, an increase of 6%.

The Group reported a net profit from Banking of $975 million (2000: $875 million) reflecting strong growth in interest earnings based on asset growth and strong growth in other banking income, particularly card products and trading income, offset by an increase in bad debt expense mainly due to provisions required against three large corporate exposures.

The net profit from life insurance, on a "margin on services" basis, of $121 million (2000: $156 million) and funds management, of $96 million (2000: $78 million) reflects the good performance of the Australian businesses offset slightly by poor performances in Asia and New Zealand and lower investment earnings.

The life insurance and funds management businesses are recorded at their appraisal value of $8,628 million (life insurance $4,934 million, funds management $3,694 million). For the half year ended 31 December 2001, there was a $625 million increase in appraisal value, represented by $174 million of appraisal value uplift and $451 million in net asset movements. The appraisal value uplift has more than offset the goodwill amortisation for the half year of $162 million.

The integration of the Colonial business into the Group is proceeding well and is expected to meet business targets of $450 million in cost and revenue synergies. Synergies achieved and reflected in the current half year result amounted to $150 million.

Signed in accordance with a resolution of the Directors.

J T Ralph AC
Chairman

D V Murray
Managing Director

13 February 2002

Consolidated Statement of Financial Performance

For the half year ended 31 December 2001

	Note	31/12/01 $M	30/06/01 $M	31/12/00 $M
Interest income		**5,369**	5,876	6,024
Interest expense		**3,020**	3,623	3,803
Net interest income		**2,349**	2,253	2,221
Other income:				
Revenue from sale of assets		**222**	196	143
Written down value of assets sold		**(146)**	(152)	(106)
Other		**1,202**	1,141	1,159
Net banking operating income		**3,627**	3,438	3,417
Premiums and related revenue		**606**	462	496
Investment revenue		**253**	982	716
Claims and policyholder liability expense		**(330)**	(820)	(568)
Life insurance margin on services operating income		**529**	624	644
Funds management fee income		**390**	381	320
Net life insurance and funds management operating income before appraisal value uplift		**919**	1,005	964
Total net operating income before appraisal value uplift		**4,546**	4,443	4,381
Charge for bad and doubtful debts		**290**	203	182
Operating expenses:				
Staff expenses		**1,215**	1,161	1,199
Occupancy and equipment expenses		**270**	300	304
Information technology services		**427**	418	330
Other expenses		**682**	706	752
		2,594	2,585	2,585
Profit from ordinary activities before appraisal value uplift, goodwill amortisation and income tax		**1,662**	1,655	1,614
Appraisal value uplift		**174**	285	189
Goodwill amortisation		**(162)**	(175)	(163)
Profit from ordinary activities before income tax		**1,674**	1,765	1,640
Income tax expense	3	**469**	499	494
Profit from ordinary activities after income tax		**1,205**	1,266	1,146
Outside equity interests in net profit		**(1)**	(3)	(11)
Net profit attributable to shareholders of the Bank		**1,204**	1,263	1,135
Foreign currency translation adjustment		**(40)**	69	29
Revaluation of investments and properties		**-**	5	-
Total valuation adjustments		**(40)**	74	29
Total changes in equity other than those resulting from transactions with owners as owners		**1,164**	1,337	1,164
		Cents per share		
Earnings per share based on net profit distributable to shareholders of the Bank				
Basic and Fully Diluted		**95**	100	90
Dividends provided for, reserved or paid per share attributable to shareholders of the Bank:				
Ordinary shares		**68**	75	61
Preference shares (issued 6 April 2001)		**502**	261	-

Consolidated Statement of Financial Position

As at 31 December 2001

	Note	31/12/01 $M	30/06/01 $M	31/12/00 $M
Assets				
Cash and liquid assets		**5,865**	3,709	3,676
Receivables due from other financial institutions		**4,628**	4,622	3,937
Trading securities		**7,080**	6,909	8,522
Investment securities		**11,179**	9,705	9,007
Loans, advances and other receivables	4	**141,777**	136,059	134,493
Bank acceptances of customers		**11,865**	12,075	11,615
Life insurance investment assets		**31,269**	31,213	28,070
Deposits with regulatory authorities		**273**	61	52
Property, plant and equipment		**879**	919	1,204
Investment in associates		**335**	400	421
Intangible assets		**10,849**	10,852	10,526
Other assets		**13,654**	13,887	11,802
Total Assets		**239,653**	230,411	223,325
Liabilities				
Deposits and other public borrowings	6	**126,194**	117,355	111,976
Payables due to other financial institutions		**7,267**	6,903	5,039
Bank acceptances		**11,865**	12,075	11,615
Provision for dividend		**864**	779	642
Income tax liability		**1,448**	1,355	1,559
Other provisions		**981**	1,007	1,170
Life insurance policyholder liabilities		**27,012**	27,029	26,134
Debt issues		**24,751**	24,484	28,377
Bills payable and other liabilities		**13,181**	13,872	11,804
		213,563	204,859	198,316
Loan Capital		**5,686**	5,704	5,548
Total Liabilities		**219,249**	210,563	203,864
Net Assets		**20,404**	19,848	19,461
Shareholders' Equity				
Share Capital				
Ordinary share capital		**12,661**	12,455	12,671
Preference share capital		**687**	687	-
Reserves		**4,131**	4,091	3,438
Retained profits		**1,246**	1,160	1,836
Shareholders' equity attributable to shareholders of the Bank		**18,725**	18,393	17,945
Outside equity interests:				
Controlled entities		**(3)**	(3)	131
Life insurance statutory funds		**1,682**	1,458	1,385
Total outside equity interests		**1,679**	1,455	1,516
Total Shareholders' Equity		**20,404**	19,848	19,461

Consolidated Statement of Cash Flows

For the half year ended 31 December 2001

	Note	31/12/01 $M	30/06/01 $M	31/12/00 $M
Cash Flows From Operating Activities				
Interest received		**5,434**	5,721	6,338
Dividends received		**2**	4	10
Interest paid		**(2,928)**	(3,956)	(3,748)
Other operating income received		**1,524**	1,420	1,380
Expenses paid		**(2,796)**	(2,548)	(3,035)
Income taxes paid		**(342)**	(643)	(609)
Net decrease (increase) in trading securities		**(143)**	979	(1,241)
Life insurance:				
Investment income		**340**	194	706
Premiums received (1)		**2,874**	3,111	3,175
Policy payments (1)		**(2,615)**	(2,858)	(2,565)
Net Cash provided by Operating Activities	8(a)	**1,350**	**1,424**	**411**
Cash Flows from Investing Activities				
Proceeds from (payments for) disposal (acquisition) of entities		**48**	(29)	(385)
Net movement in investment securities:				
Purchases		**(13,614)**	(11,636)	(8,040)
Proceeds from sale		**134**	58	124
Proceeds at or close to maturity		**12,283**	11,056	8,444
Withdrawal (lodgement) of deposits with regulatory authorities		**(212)**	9	6
Net increase in loans, advances and other receivables		**(6,008)**	(1,772)	(2,409)
Proceeds from sale of property, plant and equipment		**78**	138	19
Purchase of property, plant and equipment		**(82)**	(87)	(45)
Net decrease (increase) in receivables due from other financial institutions not at call		**519**	(1,485)	1,301
Net decrease (increase) in securities purchased under agreements to resell		**(868)**	(283)	(608)
Net decrease (increase) in other assets		**(536)**	1,346	158
Life insurance:				
Purchases of investment securities		**(6,157)**	(12,881)	(8,348)
Proceeds from sale/maturity of investment securities		**6,014**	13,176	7,380
Net Cash used in Investing Activities		**(8,401)**	**(2,390)**	**(2,403)**
Cash Flows from Financing Activities				
Buy back of shares		**-**	(701)	(23)
Proceeds from issue of shares (net of costs)		**34**	718	5
Net increase (decrease) in deposits and other borrowings		**7,386**	6,042	(796)
Net movement in debt issues		**502**	(4,393)	2,294
Dividends paid		**(781)**	(629)	(739)
Net movements in other liabilities		**(81)**	(1,962)	952
Net increase (decrease) in payables due to other financial institutions not at call		**(887)**	1,997	(601)
Net increase (decrease) in securities sold under agreements to repurchase		**1,453**	(662)	177
Other		**(13)**	(616)	547
Net Cash provided by Financing Activities		**7,613**	**(206)**	**1,816**
Net Increase (decrease) in Cash and Cash Equivalents		**562**	(1,172)	(176)
Cash and Cash Equivalents at beginning of period		**38**	1,210	1,386
Cash and Cash Equivalents at end of period	8(b)	**600**	**38**	**1,210**

It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(1) These are gross premiums and policy payments before splitting between policyholders and shareholders.

Note 1 Accounting Policies

The half year report should be read in conjunction with the annual consolidated financial statements of Commonwealth Bank of Australia (the Bank) as at 30 June 2001 and with any public announcements made by the Bank and its controlled entities during the half year ended 31 December 2001 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

These half year consolidated financial statements are a general purpose financial report made out in accordance with the Corporations Act 2001, applicable Accounting Standards including AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other mandatory reporting requirements so far as the requirements are considered appropriate to a banking corporation. This half year report does not include all notes of the type normally included in the annual financial report.

The accounting policies followed in this half year report are the same as those applied in the 30 June 2001 annual financial report.

This half year report has been prepared in accordance with the historical cost convention and, except for AASB 1038 requirements and Directors' valuations of property holdings, does not reflect current valuations of non monetary assets. Trading securities and traded derivative financial instruments are brought to account at net fair value.

In accordance with the Australian Securities and Investments Commission Class Order No. 98/100 dated 10 July 1998, amounts in these financial statements have been rounded to the nearest million dollars unless otherwise stated.

For the purposes of preparing the half year financial statements, the half year has been treated as a discrete reporting period.

Note 2 Revenue from Ordinary Activities

	Half Year Ended		
	31/12/01 $M	30/06/01 $M	31/12/00 $M
Revenue from Ordinary Activities			
Banking			
Interest income	**5,369**	5,876	6,024
Fee and commissions	**899**	878	897
Trading income	**251**	222	204
Dividends	**2**	4	10
Sale of property, plant and equipment	**78**	138	19
Sale of investment securities	**144**	58	124
Other income	**50**	37	48
	6,793	7,213	7,326
Life Insurance and Funds management			
Life insurance			
- premium and related income	**606**	462	496
- investment revenue	**253**	982	716
Funds management fee income	**390**	381	320
	1,249	1,825	1,532
Appraisal value uplift	**174**	285	189
Total revenue from ordinary activities	**8,216**	9,323	9,047

Note 3 Income Tax Expense

Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on net profit.

	Half Year Ended		
	31/12/01 $M	30/06/01 $M	31/12/00 $M
Profit from ordinary activities before income tax			
Banking	**1,372**	1,262	1,250
Life insurance	**162**	266	248
Funds management	**128**	127	116
Appraisal value uplift	**174**	285	189
Goodwill amortisation	**(162)**	(175)	(163)
	1,674	**1,765**	**1,640**
Prima facie income tax at 30% (30 June 2001 and prior: 34%)			
Banking	**412**	429	425
Life insurance	**49**	91	84
Funds management	**38**	43	39
Appraisal value uplift	**52**	97	64
Goodwill amortisation	**(49)**	(59)	(55)
	502	**601**	**557**
Add (or deduct) permanent differences expressed on a tax effect basis			
Current period			
Tax rate change	**-**	3	-
Specific provisions for offshore bad and doubtful debts not tax effected	**17**	8	-
Taxation rebates (net of accruals)	**(10)**	(5)	(30)
Tax adjustment referable to policy holder income [1]	**17**	37	25
Non-assessable income - life insurance surplus [1]	**(25)**	(25)	(17)
Change in excess of net market value over net assets of life insurance controlled entities	**(52)**	(97)	(64)
Non-deductible goodwill amortisation	**49**	59	55
Non-assessable capital gains	**-**	(38)	-
Tax losses recognised	**(25)**	(65)	-
Employee share acquisition plan	**(8)**	-	(8)
Other items	**(2)**	52	(26)
	(39)	(71)	(65)
Prior Periods			
Other	**6**	(31)	2
Total income tax expense	**469**	**499**	**494**
Income tax attributable to profit from ordinary activities			
Banking	**396**	341	364
Life insurance	**16**	46	54
Funds management	**32**	56	38
Corporate tax	**444**	443	456
Policy holder tax	**25**	56	38
Total Income Tax Expense	**469**	499	494

(1) The prima facie life insurance income tax of $49 million less these permanent differences equals the total life insurance tax expense of $41 million.

Note 4 Loans, Advances and Other Receivables

	31/12/01 $M	30/06/01 $M	31/12/00 $M
Australia			
Overdrafts	**2,145**	2,785	2,527
Housing loans	**70,678**	65,466	63,837
Credit card outstandings	**4,292**	3,962	3,779
Lease financing	**4,292**	4,497	5,315
Bills discounted	**1,829**	1,556	1,538
Term loans	**39,204**	40,650	39,829
Redeemable preference share financing	**-**	306	630
Equity participation in leveraged leases	**1,374**	1,536	1,612
Other lending	**1,230**	1,301	1,760
Total Australia	**125,044**	122,059	120,827
Overseas			
Overdrafts	**1,407**	1,304	1,220
Housing loans	**9,067**	8,045	7,668
Credit card outstandings	**264**	232	237
Lease financing	**279**	256	257
Term loans	**8,276**	6,790	6,853
Redeemable preference share financing	**445**	471	459
Other lending	**47**	38	189
Total Overseas	**19,785**	17,136	16,883
Gross Loans, Advances and Other Receivables	**144,829**	139,195	137,710
Less:			
Provisions for impairment			
General provision	**(1,334)**	(1,399)	(1,412)
Specific provision against loans and advances	**(308)**	(233)	(239)
Unearned income			
Term loans	**(635)**	(643)	(560)
Lease financing	**(466)**	(514)	(633)
Leveraged leases	**(160)**	(186)	(198)
Interest reserved	**(64)**	(68)	(70)
Unearned tax remissions on leveraged leases	**(85)**	(93)	(105)
	(3,052)	(3,136)	(3,217)
Net Loans, Advances and Other Receivables	**141,777**	136,059	134,493

Note 5 Asset Quality

Balances of Impaired Assets

	31/12/01 $M	30/06/01 $M	31/12/00 $M
Total Impaired Assets			
Gross non-accruals	1,045	715	896
Gross restructured	1	1	1
Other real estate owned	-	-	-
Other assets acquired through security enforcement	1	1	1
Total Gross impaired assets	1,047	717	898
Less Interest reserved	(64)	(68)	(70)
Subtotal	983	649	828
Less Specific provisions for impairment	(309)	(234)	(240)
Total Net Impaired assets	674	415	588
Net Impaired Assets by Geographical Segments			
Australia	566	302	413
Overseas	108	113	175
Total	674	415	588

Provisions for Impairment	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M
General Provisions			
Opening balance	**1,399**	1,412	1,358
Charge against profit and loss	**290**	203	182
Acquired provisions, including fair value adjustments	**-**	50	1
Transfer to specific provisions	**(356)**	(277)	(134)
Bad debts recovered	**28**	52	36
Adjustments for exchange rate fluctuations and other items	**-**	(16)	(13)
	1,361	1,424	1,430
Bad debts written off	**(27)**	(25)	(18)
Closing balance	**1,334**	1,399	1,412
Specific Provisions			
Opening balance	**234**	240	432
Acquired provisions, including fair value adjustments	**-**	1	5
Transfer from general provision for:			
New and increased provisioning	**383**	311	184
Less write-back of provisions no longer required	**(27)**	(34)	(50)
Net transfer	**356**	277	134
Adjustments for exchange rate fluctuations and other items	**(1)**	8	(25)
	589	526	546
Bad debts written off	**(280)**	(292)	(306)
Closing balance	**309**	234	240
Total Provisions for Impairment	**1,643**	1,633	1,652
Specific provisions for impairment comprise the following segments:			
Provisions against loans and advances	**308**	233	239
Provisions for diminution	**1**	1	1
Total	**309**	234	240

	%	%	%
Provision Ratios			
Specific provisions for impairment as % of gross impaired assets net of interest reserved	**31.43**	36.06	28.99
Total provisions for impairment as % of gross impaired assets net of interest reserved	**167.1**	251.6	199.5
General provisions as % of risk weighted assets	**0.96**	1.01	1.06
Impaired Asset Ratios			
Gross impaired assets net of interest reserved as % of credit risk net of unearned income	**0.47**	0.32	0.42
Net impaired assets as % of:			
Risk weighted assets	**0.49**	0.30	0.44
Total shareholders' equity	**3.30**	2.09	3.02

Accounting Policy

Provisions for impairment are maintained at an amount adequate to cover anticipated credit related losses.

Specific provisions are established where full recovery of principal is considered doubtful. Specific provisions are made against:

- Individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more.
- Each statistically managed portfolio to cover facilities which are not well secured and past due 180 days or more.
- Credit risk rated managed segment for exposures aggregating less than $250,000 and 90 days past due or more and;
- Emerging credit risks identified in specific segments in the credit risk rated managed portfolio.

Provisions against segments are determined primarily by reference to historical ratios of write offs to balances in default.

General provisions for bad and doubtful debts are maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions are determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

The amounts required to bring the provisions for impairment to their assessed levels are charged to profit. Provisions for impairment and movements therein are set out above.

Income Received and Forgone on Impaired Assets

Interest is only taken to profit on non-accrual loans when received in cash. Interest entitlement on non-accrual loans that is not received represents income forgone.

	Half Year Ended		
	31/12/01	30/06/01	31/12/00
	$M	$M	$M
Impaired Assets			
Income received			
Current period	5	10	10
Prior period	6	15	16
Total income received	11	25	26
Income forgone	15	9	7
Movement in Impaired Asset Balances			
Gross impaired assets at period beginning	717	898	1,135
New and increased	804	226	481
Balances written off	(297)	(299)	(367)
Returned to performing or repaid	(177)	(108)	(351)
Gross impaired assets at period end	1,047	717	898

Loans accruing but past 90 days or more	31/12/01 $M	30/06/01 $M	31/12/00 $M
Housing loans	168	218	247
Other loans	79	90	66
Total	247	308	313

Note 6 Deposits and Other Public Borrowings

	31/12/01 $M	30/06/01 $M	31/12/00 $M
Australia			
Certificates of deposit	12,589	12,927	11,149
Term deposits	28,136	28,102	30,225
On demand and short term deposits	60,818	54,601	49,867
Deposits not bearing interest	5,409	6,350	6,623
Securities sold under agreements to repurchase	1,855	435	769
Other	7	6	7
Total Australia	108,814	102,421	98,640
Overseas			
Certificates of deposit	3,462	2,294	1,747
Term deposits	8,547	7,849	7,439
On demand and short term deposits	4,572	4,130	3,528
Deposits not bearing interest	740	635	622
Agreements to repurchase	59	26	-
Total Overseas	17,380	14,934	13,336
Total Deposits and Other Public Borrowings	126,194	117,355	111,976

Note 7 Financial Reporting by Segments

This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

	Half Year Ended 31 December 2001			
Primary Segment		**Life**	**Funds**	**GROUP**
Business Segments	**Banking**	**Insurance**	**Management**	**Total**
Profit and Loss	**$M**	**$M**	**$M**	**$M**
Interest income	5,369	-	-	5,369
Premium and related revenue	-	606	-	606
Other income	1,424	253	390	2,067
Appraisal value uplift				174
Total Revenue	6,793	859	390	8,216
Interest Expense	3,020	-	-	3,020
Profit before tax, goodwill amortisation and appraisal value uplift	1,372	162	128	1,662
Income tax expense	(396)	(41)	(32)	(469)
Profit after tax and before goodwill amortisation and appraisal value uplift	976	121	96	1,193
Outside equity interest	(1)	-	-	(1)
Profit after tax and outside equity interest before goodwill amortisation and appraisal value uplift	975	121	96	1,192
Goodwill amortisation				(162)
Appraisal value uplift				174
Net profit attributable to shareholders of the Bank	975	121	96	1,204
Non-Cash Expenses				
Goodwill amortisation				(162)
Charge for bad and doubtful debts	(290)	-	-	(290)
Depreciation	(53)	(4)	(3)	(60)
Other	(36)	(1)	(1)	(38)
Balance Sheet				
Total Balance Sheet Assets	200,573	37,182	1,898	239,653
Acquisition of Property, Plant & Equipment and Intangibles	79	3	-	82
Associate Investments	240	72	23	335
Total Balance Sheet Liabilities	190,083	28,630	536	219,249

Profit and Loss	Banking $M	Life Insurance $M	Funds Management $M	GROUP Total $M
	Half Year Ended 31 December 2000			
Interest income	6,024	-	-	6,024
Premium and related revenue	-	496	-	496
Other income	1,302	716	320	2,338
Appraisal value uplift				189
Total Revenue	7,326	1,212	320	9,047
Interest Expense	3,803	-	-	3,803
Profit before tax, appraisal value uplift, goodwill amortisation	1,250	248	116	1,614
Income tax expense	(364)	(92)	(38)	(494)
Profit after income tax and before goodwill amortisation and appraisal value uplift	886	156	78	1,120
Outside equity interest	(11)	-	-	(11)
Profit after tax and outside equity interest before goodwill amortisation and appraisal value uplift	875	156	78	1,109
Goodwill amortisation				(163)
Appraisal value uplift				189
Net profit attributable to shareholders of the Bank	875	156	78	1,135
Non-Cash Expenses				
Goodwill amortisation				(163)
Charge for bad and doubtful debts	(182)	-	-	(182)
Depreciation	(59)	(20)	(3)	(82)
Other	(28)	(5)	(3)	(36)
Balance Sheet				
Total Balance Sheet Assets	187,278	33,886	2,161	223,325
Acquisition of Property, Plant & Equipment and Intangibles	45	-	-	304[(1)]
Associate Investments	251	124	46	421
Total Balance Sheet Liabilities	175,851	27,444	569	203,864

(1) Includes intangible assets of $259 million on acquisition of 25% interest in ASB Group.

Financial Reporting by Segments

	31/12/01 $M	31/12/01 %	31/12/00 $M	31/12/00 %
GEOGRAPHICAL SEGMENTS				
Revenue				
Australia	6,940	84.5	7,780	86.0
New Zealand	518	6.3	704	7.8
Other Countries *	758	9.2	563	6.2
	8,216	100.0	9,047	100.0
Net profit attributable to shareholders of the Bank				
Australia	1,130	93.9	1,025	90.3
New Zealand	52	4.3	69	6.1
Other Countries *	22	1.8	41	3.6
	1,204	100.0	1,135	100.0
Assets				
Australia	200,250	83.6	190,661	85.4
New Zealand	23,497	9.8	18,693	8.4
Other Countries *	15,906	6.6	13,971	6.2
	239,653	100.0	223,325	100.0
Acquisition of Property, Plant & Equipment and Intangibles				
Australia	60	73.2	299	98.4
New Zealand	19	23.2	5	1.6
Other Countries *	3	3.6	-	-
	82	100.0	304	100.0

* Other Countries are:
United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam.

Note 8 Statement of Cash Flows

(a) Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities

	Half Year Ended		
	31/12/01 $M	30/06/01 $M	31/12/00 $M
Profit from ordinary activities after income tax	**1,205**	1,266	1,146
Decrease (increase) in interest receivable	**65**	(155)	314
Increase (decrease) in interest payable	**92**	(332)	54
Net (increase) decrease in trading securities	**(143)**	979	(1,241)
Net (gain)/loss on sale of investment securities	**(60)**	(20)	(36)
Charge for bad and doubtful debts	**290**	203	182
Depreciation and amortisation	**222**	243	245
Other provisions	**(26)**	(307)	(385)
Increase (decrease) in income taxes payable	**255**	(162)	(209)
(Decrease) increase in deferred income taxes payable	**(162)**	(43)	(54)
(Increase) decrease in future income tax benefits	**34**	41	168
Amortisation of premium on investment securities	**9**	1	23
Unrealised gain on revaluation of trading securities	**222**	(134)	(52)
Change in excess of net market value over net assets of life insurance controlled entities	**(174)**	(285)	(189)
Other assets	**-**	400	-
Other	**(479)**	(271)	445
Net Cash provided by Operating Activities	**1,350**	1,424	411

(b) **Reconciliation of Cash**

For the purposes of the Statement of Cash Flows, cash includes cash at bank, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

As At	31/12/01 $M	30/06/01 $M	31/12/00 $M
Notes, coins and cash at bankers	**2,072**	1,048	1,384
Other short term liquid assets	**808**	544	457
Receivables due from other financial institutions - at call	**983**	458	1,253
Payables due to other financial institutions - at call	**(3,263)**	(2,012)	(1,884)
Cash and Cash Equivalents at end of year	**600**	38	1,210

(c) **Non Cash Financing and Investing Activities**

The value of shares issued under the Dividend Reinvestment Plan totalled $172 million during the half year ended 31 December 2001 (31 December 2000: $169 million).

Note 9 Events after the end of the Financial Period

The Directors are not aware of any matter or circumstance that has occurred since the end of the half year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Note 10 Contingent Liabilities

There have been no material changes in contingent liabilities since those disclosed in the financial statements for the year ended 30 June 2001, refer to note 38 of the 2001 Annual Report.

Directors' Declaration

In accordance with a resolution of the Directors of the Commonwealth Bank of Australia we state that in the opinion of the Directors:

(a) the half year consolidated financial statements and notes as set out on pages 30 to 41:

(i) give a true and fair view of the financial position as at 31 December 2001 and the performance for half year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors.

J T Ralph AC
Chairman

D V Murray
Managing Director

13 February 2002

Independent Review Report

To the Members of Commonwealth Bank of Australia

Scope

We have reviewed the financial report of Commonwealth Bank of Australia for the half year ended 31 December 2001, set out on pages 30 to 42, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising the Commonwealth Bank of Australia and the entities it controlled at the end of the half year or from time to time during the half year. The company's directors are responsible for the financial report.

We have conducted an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements and statutory requirements in Australia, and in order for the company to lodge the financial report with the Australian Securities and Investment Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matters that makes us believe that the half year financial report of Commonwealth Bank of Australia is not in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Ernst & Young
Sydney

S C Van Gorp
Partner

13 February 2002

Appendices

1. Average Interest Earning Assets and Liabilities
2. Interest Rate and Volume Analysis
3. Integrated Risk Management
4. Capital Adequacy
5. Credit Rating
6. Share Capital and Reserves
7. Definitions
8. Expenses
9. Life Insurance Business
10. Intangible Assets
11. Amortisation Schedule
12. Performance Schedules

1. AVERAGE INTEREST EARNING ASSETS AND LIABILITIES

The table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rates for each of the half years ending 31 December 2001, 30 June 2001 and 31 December 2000. Averages used are predominantly daily averages.

The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans are included in Interest Earning Assets under loans, advances and other receivables.

Half Year Ended	31/12/01			30/06/01			31/12/00		
	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %
Average Interest Earning Assets and interest income									
Cash and liquid assets									
Australia	4,300	74	3.4	2,380	49	4.2	2,475	58	4.6
Overseas	264	3	2.3	303	3	2.0	243	-	-
Receivables due from other financial institutions									
Australia	1,631	26	3.2	2,543	71	5.6	2,771	88	6.3
Overseas	2,373	43	3.6	1,724	67	7.8	1,468	54	7.3
Deposits with regulatory authorities									
Australia	-	-	n/a	-	-	n/a	-	-	n/a
Overseas	114	-	-	39	-	-	19	-	-
Trading securities									
Australia	5,368	139	5.1	6,427	231	7.2	4,818	156	6.4
Overseas	2,831	64	4.5	2,785	80	5.8	2,392	81	6.7
Investment securities									
Australia	3,530	110	6.2	2,882	105	7.3	3,600	137	7.5
Overseas	7,274	182	5.0	6,553	203	6.2	5,988	210	7.0
Loans, advances and other receivables									
Australia	121,680	4,075	6.6	119,720	4,384	7.4	118,129	4,599	7.7
Overseas	18,857	650	6.8	18,007	678	7.6	15,994	639	7.9
Other interest earning assets	-	3	n/a	-	5	n/a	-	2	n/a
Intragroup loans									
Australia	-	-	n/a	-	-	n/a	-	-	n/a
Overseas	3,106	40	2.6	3,209	82	5.2	3,188	109	6.8
Average interest earning assets and interest income including intragroup	171,328	5,409	6.3	166,572	5,958	7.2	161,085	6,133	7.6
Intragroup eliminations	(3,106)	(40)	2.6	(3,209)	(82)	5.2	(3,188)	(109)	6.8
Total average interest earning assets and interest income	168,222	5,369	6.3	163,363	5,876	7.3	157,897	6,024	7.6

Half Year Ended	31/12/01 Average Balance $M	31/06/01 Average Balance $M	31/12/00 Average Balance $M
Non-Interest Earning Assets			
Bank acceptances			
Australia	11,748	12,361	11,792
Overseas	53	137	81
Life insurance investment assets			
Australia	26,865	26,825	26,339
Overseas	4,104	4,104	2,037
Property, plant and equipment			
Australia	699	911	1,135
Overseas	217	238	242
Other assets			
Australia	24,548	22,899	20,435
Overseas	3,723	2,654	1,029
Provisions for impairment			
Australia	(1,550)	(1,634)	(1,354)
Overseas	(139)	(78)	(90)
Total average non-interest earning assets	70,268	68,417	61,646
Total Average Assets	238,490	231,780	219,543
Percentage of total average assets applicable to overseas operations	17.9%	17.1%	14.8%

Half Year Ended	31/12/01			30/06/01			31/12/00		
	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %	Average Balance $M	Interest $M	Average Rate %
Average Interest Bearing Liabilities and Loan Capital and Interest Expense									
Time Deposits									
Australia	**42,107**	**1,014**	**4.8**	41,475	1,209	5.9	42,965	1,310	6.0
Overseas	**11,017**	**367**	**6.6**	10,447	360	6.9	9,325	351	7.5
Savings Deposits									
Australia	**31,277**	**227**	**1.4**	27,432	281	2.1	28,231	322	2.3
Overseas	**2,353**	**42**	**3.5**	2,173	43	4.0	1,883	40	4.2
Other demand deposits									
Australia	**28,442**	**524**	**3.7**	25,501	509	4.0	22,153	555	5.0
Overseas	**2,287**	**32**	**2.8**	2,046	34	3.4	1,779	28	3.1
Payables due to other financial institutions									
Australia	**2,174**	**42**	**3.8**	1,594	40	5.0	953	25	5.2
Overseas	**5,079**	**73**	**2.8**	4,504	125	5.6	3,976	138	6.9
Debt issues									
Australia	**14,108**	**385**	**5.4**	17,259	567	6.6	17,002	532	6.2
Overseas	**10,155**	**168**	**3.3**	10,280	266	5.2	9,656	296	6.1
Loan capital									
Australia	**5,525**	**128**	**4.6**	5,732	176	6.2	5,399	191	7.0
Overseas	**90**	**4**	**8.8**	89	3	6.8	143	4	5.5
Other interest bearing liabilities	**-**	**14**	**n/a**	-	10	n/a	-	11	n/a
Intragroup borrowings									
Australia	**3,106**	**40**	**2.6**	3,209	82	5.2	3,188	109	6.8
Overseas	**-**	**-**	**n/a**	-	-	n/a	-	-	n/a
Average interest bearing liabilities and loan capital and interest expense including intragroup	**157,720**	**3,060**	**3.8**	151,741	3,705	4.9	146,653	3,912	5.3
Intragroup eliminations	**(3,106)**	**(40)**	**2.6**	(3,209)	(82)	5.2	(3,188)	(109)	6.8
Total average interest bearing liabilities and loan capital and interest expense	**154,614**	**3,020**	**3.9**	148,532	3,623	4.9	143,465	3,803	5.3

Half Year Ended	31/12/01 Average Balance $M	30/06/01 Average Balance $M	31/12/00 Average Balance $M
Non-Interest Bearing Liabilities			
Deposits not bearing interest			
Australia	5,813	6,308	5,764
Overseas	665	634	582
Liability on acceptances			
Australia	11,748	12,367	11,792
Overseas	53	137	81
Life insurance policy liabilities			
Australia	23,305	23,290	23,873
Overseas	3,376	3,421	1,826
Other liabilities			
Australia	15,907	14,294	12,790
Overseas	2,831	4,131	1,669
Total average non-interest bearing liabilities	63,698	64,584	58,377
Total average liabilities and loan capital	218,312	213,116	201,842
Shareholders' equity	20,178	18,664	17,700
Total average liabilities, loan capital and shareholders' equity	238,490	231,780	219,542
Percentage of total average liabilities applicable to overseas operations	17.4%	17.8%	15.3%

2. Interest Rate and Volume Analysis

Half Year Ended	31/12/01 vs 31/12/00 Changes due to Volume $M	Rate $M	Total $M	31/12/01 vs 30/06/01 Changes due to Volume $M	Rate $M	Total $M
Interest Earning Assets						
Cash and liquid assets						
Australia	37	(21)	16	37	(12)	25
Overseas	-	3	3	-	-	-
Receivables due from other financial institutions						
Australia	(27)	(35)	(62)	(20)	(26)	(46)
Overseas	25	(36)	(11)	19	(44)	(25)
Trading securities						
Australia	16	(33)	(17)	(33)	(63)	(96)
Overseas	12	(29)	(17)	1	(19)	(18)
Investment securities						
Australia	(2)	(25)	(27)	22	(19)	3
Overseas	39	(67)	(28)	20	(45)	(25)
Loans, advances and other receivables						
Australia	129	(653)	(524)	69	(451)	(382)
Overseas	107	(96)	11	31	(70)	(39)
Other interest earning assets	-	-	-	-	(3)	(3)
Intragroup loans						
Australia	-	-	-	-	-	-
Overseas	(2)	(67)	(69)	(2)	(41)	(43)
Change in interest income including intragroup	348	(1,072)	(724)	157	(807)	(650)
Intragroup eliminations	2	67	69	2	41	43
Change in interest income	362	(1,017)	(655)	166	(772)	(606)
Interest Bearing Liabilities and Loan Capital						
Time Deposits						
Australia	(23)	(272)	(295)	17	(231)	(214)
Overseas	60	(44)	16	19	(18)	1
Savings Deposits						
Australia	28	(123)	(95)	34	(93)	(59)
Overseas	9	(7)	2	3	(5)	(2)
Other demand deposits						
Australia	137	(168)	(31)	57	(50)	7
Overseas	8	(4)	4	4	(6)	(2)
Payables due to other financial institutions						
Australia	28	(11)	17	13	(12)	1
Overseas	27	(93)	(66)	12	(67)	(55)
Debt Issues						
Australia	(85)	(62)	(147)	(96)	(96)	(192)
Overseas	12	(140)	(128)	(3)	(100)	(103)
Loan Capital						
Australia	4	(67)	(63)	(6)	(45)	(51)
Overseas	(2)	2	-	-	1	1
Other interest bearing liabilities	-	3	3	-	4	4
Intragroup borrowings						
Australia	(2)	(67)	(69)	(2)	(41)	(43)
Overseas	-	-	-	-	-	-
Change in interest expense including intragroup	267	(1,119)	(852)	133	(840)	(707)
Intragroup eliminations	2	67	69	2	41	43
Change in interest expense	257	(1,040)	(783)	135	(798)	(663)
Change in net interest income	145	(17)	128	68	(9)	58
Change due to Variation in Time Periods			-			37

These Volume and Rate Analyses are for half year periods. The calculations are based on balances over the half year.

The volume and rate variances for both total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories). The variation in time periods allows for the different number of days in the respective half years.

3. INTEGRATED RISK MANAGEMENT

(Excludes Life Insurance and Funds Management)

The major categories of risk actively managed by the Bank include credit risk, liquidity and funding risk, market risk and other operational risks. The 2001 Annual Report pages 31 to 33, Integrated Risk Management, details the major risks managed by a diversified financial institution.

Credit Risk

The Group uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Group is using various portfolio management tools to assist in diversifying the credit portfolio.

The commercial portfolio remains well rated regardless of a small number of large impaired assets. The level of exposure within Australia to the commercial portfolio and the home lending segment further supports the strength of the portfolio, with Australia expected to have a comparatively quick recovery on the international stage.

Industry	31/12/01 %	30/06/01 %
Accommodation, Cafes and Restaurants	1.4	1.4
Agriculture, Forestry and Fishing	2.8	2.9
Communication Services	0.7	0.7
Construction	1.4	1.6
Cultural and Recreational Services	0.6	0.9
Electricity, Gas and Water Supply	1.8	1.6
Finance and Insurance	11.2	10.3
Government Administration and Defence	4.8	4.4
Health and Community Services	1.5	1.6
Individuals	3.5	3.8
Manufacturing	5.3	5.9
Mining	1.1	1.1
Personal and Other Services	0.6	0.5
Property and Business Services	8.0	8.7
Retail Trade	2.1	2.1
Transport and Storage	2.7	2.9
Wholesale Trade	1.4	1.8
Consumer	49.1	47.8
Total	100.0	100.0

The Group is traditionally a large home loan provider in both Australia and New Zealand (see "Consumer" above), where historically losses have been less than 0.03% of the portfolio in most years.

Region

	31/12/01 %	30/06/01 %
Australia	84.7	87.9
New Zealand	8.5	7.2
Europe	3.0	2.0
Americas	2.0	1.5
Asia	1.7	1.3
Other	0.1	0.1
Total	100.0	100.0

The Group has the bulk of the exposure concentrated in Australia and New Zealand.

Commercial Portfolio Quality

	31/12/01 %	30/06/01 %	31/12/00 %
AAA/AA	29	27	27
A	20	21	19
BBB	15	15	17
Other	36	37	37
Total	100	100	100

As % of commercial portfolio exposure (including finance and insurances) which has been individually risk rated. The Group has over 60% of commercial exposures at investment grade quality.

Consumer Portfolio Quality

	31/12/01	30/06/01	31/12/00
Housing loans accruing but past 90 days or more $m	168	218	247
Housing loan balances $m*	79,745	73,511	71,505
Arrears rate %	0.21	0.30	0.35

* Housing loan balances net of securitisation and includes home equity and similar facilities.

Interest Rate Risk in the Balance Sheet is discussed within Note 39 of the 2001 Annual Report.

Next 12 months' Earnings

Over the half year to 31 December 2001 the potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

(expressed as a % of expected next 12 months' earnings)	31/12/01 %	30/06/01 %	31/12/00 %
Average monthly exposure	1.6	1.8	1.8
High month exposure	1.7	2.4	2.2
Low month exposure	1.4	0.9	1.7

Economic Value

The figures in the following table represent the net present value of the expected change in future earnings in all future periods for the remaining term of existing assets and liabilities, where repricing dates do not match, held for purposes other than trading.

	31/12/01 $M	30/06/01 $M	31/12/00 $M
Exposure as at period end	**35**	42	13
Average monthly exposure	**20**	23	18
High month exposure	**35**	42	23
Low month exposure	**9**	11	13

Foreign Exchange Risk in the Balance Sheet is discussed within Note 39 of the 2001 Annual Report.

An adverse movement of 10% in the applicable AUD foreign exchange rate would cause the Bank's capital ratio to deteriorate by less than 0.4% (0.4% for the half year to 31 December 2000).

Value at Risk (VaR) within Financial Markets Trading is discussed in the 2001 Annual Report.

	Average VaR During December 2001 Half $M	Average VaR During June 2001 Half $M	Average VaR During December 2000 Half $M
Group (excluding ASB Bank)			
Interest rate risk	2.6	2.21	2.30
Exchange risk	1.54	1.03	0.64
Implied volatility risk	0.48	0.39	0.32
Equities risk	0.47	0.42	0.42
Commodities risk	0.48	0.34	0.33
Prepayment	0.32	0.44	0.38
ASB Bank	**0.14**	**0.17**	**0.21**
Diversification benefit	(2.45)	(1.99)	(1.74)
Total	**3.58**	**3.01**	**2.86**

Withdrawal of Terrorism Insurance Cover

When the Group's insurance policies were renewed on 30 November 2001, insurers imposed terrorism exclusion clauses in the Group's policies for owned real estate assets (replacement value $1.2 billion) and for some managed funds real estate assets.

The Group, through the Australian Bankers Association and other interest groups, is seeking Federal Government participation in achieving a national solution to a problem created by the withdrawal of reinsurers from offering this form of cover.

The Group is also constantly reviewing the insurance market to access cover in the event that a viable insurance market solution becomes available.

4. CAPITAL ADEQUACY

	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M
Tier One Capital			
Shareholders' Equity	**20,404**	19,848	19,461
Eligible Loan Capital	**459**	462	423
Total Shareholders' Equity and Loan Capital	**20,863**	20,310	19,884
Less Asset revaluation reserve	**(5)**	(5)	-
Less Goodwill	**(5,554)**	(5,716)	(6,007)
Less Preference shares	**-**	-	(39)
Less Intangible component of investment in non-consolidated subsidiaries	**(4,286)**	(4,116)	(3,449)
Less Outside equity interest in entities controlled by non-consolidated subsidiaries	**(1,682)**	(1,458)	(1,475)
Total Tier One Capital	**9,336**	9,015	8,914
Tier Two Capital			
Asset revaluation reserve	**5**	5	-
General provision for bad and doubtful debts [1]	**1,331**	1,390	1,412
FITB related to general provision	**(391)**	(436)	(420)
Upper tier 2 note and bond issues	**298**	317	314
Lower tier 2 note and bond issues	**5,241**	5,348	5,054
Less Lower tier 2 adjustment to 50% of tier 1 capital	**(573)**	(840)	(597)
Preference shares	**-**	-	39
Total Tier Two Capital	**5,911**	5,784	5,802
Tier One and Tier Two Capital	**15,247**	14,799	14,716
Less Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier 1)	**(2,328)**	(2,005)	(2,169)
Less Other deductions	**(38)**	(114)	(109)
Capital Base	**12,881**	12,680	12,438

[1] Excludes general provision for bad and doubtful debts relating to investments in non-consolidated subsidiaries.

	31/12/01 %	30/06/01 %	31/12/00 %
Risk Weighted Capital Ratios			
Tier one	**6.75**	6.51	6.71
Tier two	**4.27**	4.18	4.37
Less deductions	**(1.71)**	(1.53)	(1.71)
Total Capital	**9.31**	9.16	9.37

The Australian Prudential Regulation Authority (APRA) sets minimum capital adequacy ratios for the Group. These ratios compare the capital base of the Group with on and off balance sheet assets, weighted for risk. Capital base consists of shareholders equity plus other capital instruments acceptable to APRA (tier 1 capital) and general provision for credit losses and other hybrid and debt instruments acceptable to APRA (tier 2 capital). The life insurance and funds management businesses are not consolidated for capital adequacy purposes.

For an analysis of the movements in the capital ratios see page 27.

Government Guarantee

In conjunction with the Government's sale in 1996 of its remaining shareholding in the Commonwealth Bank, transitional arrangements were implemented which provide that:

- all demand and term deposits were guaranteed for a period of three years from 19 July 1996, with term deposits outstanding at the end of that three-year period being guaranteed until maturity; and
- all other amounts payable under a contract that was entered into before or under an instrument executed, issued, endorsed or accepted by the Bank and outstanding at 19 July 1996 will be guaranteed until their maturity.

Accordingly, demand deposits are no longer guaranteed.

Term deposits outstanding at 19 July 1999 remain guaranteed until maturity. The run off of the Government guarantee has had no effect on the Bank's access to deposit markets.

5. Credit Rating

Debt issues not guaranteed by the Commonwealth of Australia

	Short-term	Long-term
Standard & Poor's Corporation	A-1+	AA-
Moody's Investors Service, Inc.	P-1	Aa3
Fitch, Inc	F1+	AA
Moody's Bank Financial Strength Rating		B
Fitch, Inc Individual Rating		A/B

6. Share Capital and Reserves

	Shares Issued	$M
Ordinary Share Capital		
Opening balance 1 July 2001	1,244,015,455	12,455
Exercise of executive options	1,792,500	34
Employee Share Acquisition Plan Issues	897,430	-
DRP 2000/2001 final dividend fully paid ordinary shares @ $28.79	5,954,040	172
Closing balance 31 December 2001	1,252,659,425	12,661
Preference Share Capital		
Opening balance 1 July 2001	3,500,000	687
Closing balance 31 December 2001	3,500,000	687
Retained Profits		
Opening balance 1 July 2001		1,160
Net profit for the half year		1,204
Provisions for dividends		(870)
Appropriations to reserves (net)		(248)
Closing balance 31 December 2001		1,246
Reserves		
Opening balance 1 July 2001		4,091
Transfer of DRP Reserve to Share Capital		(168)
Appropriation from profits (net)		248
Movement in Foreign Currency Translation Reserve		(40)
Closing balance 31 December 2001		4,131

Dividend Franking Account

After fully franking the dividend to be paid in respect of the half year ended 31 December 2001 the amount of the franking credits available as at 31 December 2001 to frank dividends for subsequent financial years is nil. This figure is based on the combined franking accounts of the Group at 31 December 2001, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits of the half year ended 31 December 2001, franking debits that will arise from the payment of dividends proposed for the half year and franking credits that the Group may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan is capped at 10,000 shares per shareholder.

Record Date

The register closes for determination of dividend entitlement and for participation in the Dividend Reinvestment Plan at 5:00pm on 22 February 2002 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1232.

Ex Dividend Date

The ex dividend date is 18 February 2002.

7. DEFINITIONS

Item	Description
Appraisal Value	The embedded value plus estimated value of profits from future business.
Cash Earnings	Represents profit from ordinary activities after tax and outside equity interest before appraisal value uplift and goodwill amortisation.
Dividend Payout Ratio	Dividends paid, net of dividends on preference shares, divided by earnings.
DRP	Dividend Reinvestment Plan.
DRP Participation Rate	The percentage of total issued capital participating in the Dividend Reinvestment Plan.
Earnings Per Share	Calculated in accordance with the revised AASB 1027: Earnings per Share effective 1 July 2001.
Other Countries	United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam.
Return on Average Shareholders' Equity	Based on profit from ordinary activities after tax and outside equity interests applied to average shareholders equity.
Return on Average Total Assets	Based on profit from ordinary activities after tax and outside equity interests. Averages are based on beginning and end of period balances.
Total Assets	Includes the gross amount of trading derivative contract revaluations.
Underlying profit	Represents profit from ordinary activities before tax, charge for bad and doubtful debts and goodwill amortisation.

8. Expenses

Group Expenses	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M
Staff Expenses			
Salaries and wages	**1,031**	1,024	1,022
Superannuation contributions	**5**	5	7
Provision for long service leave	**26**	24	23
Provisions for other employee entitlements	**11**	(21)	13
Payroll tax	**49**	46	53
Fringe benefits tax	**25**	26	22
Other staff expenses	**68**	57	59
Total Staff Expenses	**1,215**	1,161	1,199
Occupancy and Equipment Expenses			
Operating lease rentals	**155**	168	161
Depreciation			
Buildings	**13**	14	15
Leasehold improvements	**21**	22	23
Equipment	**26**	32	44
Repairs and maintenance	**27**	33	27
Other	**28**	31	34
Total Occupancy and Equipment Expenses	**270**	300	304
Information Technology Services			
Projects and development	**129**	144	72
Data processing	**130**	126	90
Desktop	**79**	64	81
Communications	**89**	84	87
Total Information Technology Services	**427**	418	330
Other Expenses			
Postage	**53**	57	51
Stationery	**51**	51	53
Fees and commissions	**297**	292	232
Other	**281**	306	416
Total Other Expenses	**682**	706	752
Total Operating Expenses	**2,594**	2,585	2,585

Some prior period comparatives have been amended to reflect current classification of expenses.

9. LIFE INSURANCE BUSINESS

The following information, in accordance with AASB 1038, is provided to disclose life insurance business transactions contained in the Group financial statements and the underlying methods and assumptions used in their calculation.

Summarised Profit and Loss Statement	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M
Premium and related revenue[1]	**698**	536	586
Outward reinsurance premiums expense	**(92)**	(74)	(90)
Claims expense[1]	**(270)**	(438)	(183)
Reinsurance recoveries	**43**	56	85
Investment revenue (excluding investments in subsidiaries)			
Equity securities	**(262)**	186	366
Debt securities	**422**	541	361
Property	**114**	236	41
Other	**(21)**	19	(52)
Life insurance policy liabilities expense[1]	**(103)**	(438)	(470)
Margin on services operating income	**529**	**624**	**644**
Change in excess of net market values over net assets of life insurance controlled entities	**174**	285	189
Life insurance operating income	**703**	**909**	**833**
Administration expense	**(367)**	(358)	(396)
Operating profit before income tax	**336**	**551**	**437**
Income tax attributable to operating profit	**(41)**	(102)	(92)
Operating profit after income tax	**295**	**449**	**345**
Outside equity interest in operating profit after income tax	**-**	-	-
Net profit after income tax	**295**	**449**	**345**

Sources of life insurance operating profit

The Margin on Services operating profit after income tax is represented by:

Emergence of planned profit margins	**126**	129	128
Difference between actual and planned experience	**(33)**	(30)	(33)
Movement in excess of net market value over net assets of controlled entities	**174**	285	189
Reversal of previously recognised losses or loss recognition on groups of related products	**(8)**	1	(3)
Investment earnings on assets in excess of policyholder liabilities	**36**	58	68
Other	**-**	6	(4)
Profit after income tax	**295**	**449**	**345**

An analysis of this financial result is contained in the Life Insurance – Business Analysis section of this report.

(1) For the above profit and loss presentation premiums and claims are split between policyholders and shareholders on an estimation basis.

Carrying Values of Life Insurance and Funds Management Business

The following table sets out the components of the carrying values of the Group's life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors' valuations based on appraisal values using a range of economic and business assumptions determined by management which are reviewed by independent actuaries Trowbridge Consulting.

Analysis of Movement since 30 June 2001	**Life Insurance Australia $M**	**Life Insurance New Zealand $M**	**Life Insurance Asia $M**	**Funds Management $M**	**Total $M**
Profits	127	9	(15)	96	217
Net Capital Movements	163	30	102	-	295
Disposals of Business [1]	-	-	(46)	-	(46)
Change in Shareholders NTA	**290**	**39**	**41**	**96**	**466**
Value Transfer [2]	(88)	-	-	88	-
Disposals of Business [1]	-	-	(15)	-	(15)
Net Appraisal Value Uplift	(9)	(10)	(28)	221	174
Increase to 31 December 2001	**193**	**29**	**(2)**	**405**	**625**

SHAREHOLDERS' NET TANGIBLE ASSETS

	Life Insurance			Funds Management	Total
	Australia	New Zealand	Asia		
30 June 2001 balance	1,643	236	719	269	2,867
Profits	127	9	(15)	96	217
Net capital movements	163	30	102	-	295
Disposals of business [1]	-	-	(46)	-	(46)
31 December 2001 balance	1,933	275	760	365	3,333

VALUE IN FORCE BUSINESS

	Life Insurance			Funds Management	Total
	Australia	New Zealand	Asia		
30 June 2001 balance	706	135	101	618	1,560
Disposals of business [1]	-	-	(10)	-	(10)
Uplift	(6)	(2)	-	80	72
31 December 2001 balance	700	133	91	698	1,622

VALUE FUTURE NEW BUSINESS

	Life Insurance			Funds Management	Total
	Australia	New Zealand	Asia		
30 June 2001 balance	786	265	123	2,402	3,576
Disposals of business [1]	-	-	(5)	-	(5)
Uplift	(91)	(8)	(28)	229	102
31 December 2001 balance	695	257	90	2,631	3,673

CARRYING VALUE AT 31 DECEMBER 2001

	Life Insurance			Funds Management	Total
	Australia	New Zealand	Asia		
Shareholders' net tangible assets	1,933	275	760	365	3,333
Value in force business	700	133	91	698	1,622
Embedded value	**2,633**	**408**	**851**	**1,063**	**4,955**
Value future new business	695	257	90	2,631	3,673
Carrying Value	**3,328**	**665**	**941**	**3,694**	**8,628**

(1) Represents the sale of the Thailand life insurance business.

(2) Represents the recognition of value transfer between the Australia superannuation business included within life insurance above and funds management business arising from the introduction of more funds management products to the Group's proprietary distribution channels.

The following table reconciles the carrying values of the life and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation.

Reconciliation of the components of the carrying value to the value of investments in non-consolidated subsidiaries

	31/12/01 $M	30/6/01 $M	31/12/00 $M
Intangible component of investment in non-consolidated subsidiaries deducted from Tier 1 capital comprises:			
Value future new business	3,673	3,576	2,824
Value of self-generated in force business	613	540	675
Adjustments [1]	-	-	(50)
	4,286	4,116	3,449
Investment in non-consolidated subsidiaries deducted from Total Capital comprises:			
Shareholders' NTA in life and funds management businesses	3,333	2,867	2,666
Shareholders' NTA in other non-consolidated subsidiaries	32	41	180
Debt recognised as capital per APRA regulations	40	96	56
Value of acquired in force business [2]	1,010	1,020	1,020
Less non-recourse debt	(2,087)	(2,019)	(1,743)
Other	-	-	(10)
	2,328	2,005	2,169

(1) Adjustments principally relate to the re-allocation of value between in force business and future new business.
(2) The decline in the value of acquired in force business relates to the sale of the Group's interest in the Thailand life insurance business.

Key Assumptions Used in Appraisal Values

The following Key Assumptions have been used by Trowbridge Consulting in determining the appraisal values. Other actuarial assumptions used in the valuation are described in the section Actuarial Methods and Assumptions.

31 December 2001	New Business Multiplier[1]	Risk Discount Rate %	Value of Franking Credits %
Life insurance entities			
Australia	9	11.5	70
New Zealand	9	12.0	-
Asia			
- Hong Kong	10	HKD13.0[2] USD12.0	-
- Other	various	various	-
Funds management entities			
Australia	n/a	12.5	70

As at 30 June 2001	New Business Multiplier	Risk Discount Rate %	Value of Franking Credits %
Life insurance entities			
Australia	9	11.5	70
New Zealand	9	12.0	-
Asia			
- Hong Kong	9	HKD13.5 [2] USD12.5	-
- Other	Various	Various	-
Funds management entities			
Australia	n/a	12.5	70

(1) Changes in multipliers reflect changed risk discount rates, changes to business mix and changes to views on future new business growth.
(2) These are the risk discount rates for Hong Kong dollar business and US dollar business.

Policy Liabilities

Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act 1995 where appropriate. Details are set out in the various statutory returns of these life insurance businesses.

	31/12/01 $M	30/06/01 $M
Components of policy liabilities:		
Future policy benefits [(1)]	**29,858**	29,727
Future bonuses	**1,398**	1,583
Future expenses	**1,798**	2,209
Future profit margins	**1,187**	1,224
Future charges for acquisition expenses	**(344)**	(648)
Balance of future premiums	**(6,934)**	(7,112)
Provisions for bonuses not allocated to participating policyholders	**49**	46
Total policy liabilities	**27,012**	27,029

(1) Including bonuses credited to policyholders in prior years.

Taxation

Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

On 1 July 2000 a new tax regime for life insurance companies commenced in Australia. The primary effect of this regime is to tax profits that had previously not been subject to taxation. Allowance has been made in the appraisal values and policy liabilities of the life insurance businesses for the impact of the new tax requirements.

Actuarial Methods and Assumptions

Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.02 – Valuation Standard ('AS1.02') issued by the Life Insurance Actuarial Standards Board ('LIASB'). The principal methods and profit carriers used for particular product groups are as follows:

Product Type	Method	Profit Carrier
Individual		
Conventional	Projection	Bonuses / dividends or expected claim payments
Investment account	Projection	Bonuses or asset charges
Investment linked	Projection	Asset charge
	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Bonuses or annuity payment
Group		
Investment account	Projection	Bonuses or asset charges
Investment linked	Projection	Asset charge
Lump sum risk	Projection	Claims
	Accumulation	Premiums (implied)
Income stream risk	Projection	Expected claim payments

The 'Projection Method' measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

The 'Accumulation Method' measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs are offset against this liability.

Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial Assumptions

Set out below is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions are also used in the determination of appraisal values.

Discount Rates

These are the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates are determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates, asset mix and reflect the new tax regime for Australian business.

Class of Business	December 2001 Rate Range %	June 2001 Rate Range %	June 2000 Rate Range %
Traditional – ordinary business (after tax)	6.37-6.71	6.38-6.72	6.11
Traditional – superannuation business (after tax)	7.78-8.21	7.80-8.23	7.88
Annuity business (after tax)	6.266-7.885	6.51-7.97	6.40-8.25
Term life insurance – ordinary business (after tax)	3.86-4.55	4.20-4.55	3.20-5.28
Term life insurance – superannuation business (after tax)	3.86-4.55	4.20-4.55	4.50-5.28
Disability business (before tax)	6.50	4.20-4.55	6.15
Investment linked – ordinary business (after tax)	5.86-6.43	5.86-6.36	5.70-5.82
Investment linked – superannuation business (after tax)	7.37-7.83	7.34-7.92	7.00-7.80
Investment linked – exempt (after tax)	8.37-9.10	8.34-9.12	8.35-8.63
Investment account – ordinary business (after tax)	4.50	4.51	4.44
Investment account – superannuation business (after tax)	5.48	5.49	5.72

Bonuses

The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

For the Australian and New Zealand operations of the Colonial Group, maintenance expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in the service company agreements. These have increased in line with inflation.

For other operations maintenance expense assumptions are based on an analysis of experience over the past year taking into account future business plans. 'One-off' expenses are excluded.

Investment management expenses

Investment management expense assumptions are based on the contractual fees (inclusive of an allowance for inflation) as set out in Fund Manager agreements. There have been no significant changes to these assumptions.

Inflation

The inflation assumption is consistent with the investment earning assumptions. There have been no significant changes to these assumptions.

Benefit indexation

The indexation rates are based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

The taxation basis and rates assumed vary by territory and product type. For the Australian business it reflects the new regime for life insurance companies effective 1 July 2000.

Voluntary discontinuance

Discontinuance rates are based on recent company and industry experience and vary by territory, product, age and duration in force. There have been no significant changes to these assumptions.

Surrender values

Current surrender value bases are assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

Unit prices are assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and Morbidity

Rates vary by sex, age, product type and smoker status. Rates are based on standard mortality tables applicable to each territory e.g. IA90-92 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate. The only significant change has been an increase in the assumption for disability claims in New Zealand.

Solvency

Australian Life Insurers

Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.02 'Solvency Standard' ('AS2.02') prescribes a minimum capital requirement and the minimum level of assets required to be held in each life insurance fund. All controlled Australian life insurance entities complied with the solvency requirements of AS2.02. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

Overseas life insurance subsidiaries are required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

Arrangements are in place to ensure that asset management and other fiduciary activities of controlled entities are independent of the life insurance funds and other activities of the Group.

Disaggregated Information

Life insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholder funds.

10. Intangible Assets

	31/12/01 $M	30/06/01 $M	31/12/00 $M
Purchased goodwill - Colonial	**5,662**	5,662	5,424
Purchased goodwill - Other	**1,131**	1,131	1,153
Realisation of Life Insurance Synergy benefits [1]	**(332)**	(332)	-
Accumulated amortisation	**(907)**	(745)	(570)
Total Goodwill	**5,554**	5,716	6,007
Excess of net market value over net assets of life insurance controlled entities	**5,295**	5,136	4,519
Total Intangibles	**10,849**	10,852	10,526

[1] Cost and revenue synergies, planned on acquisition of Colonial, are being achieved from the integration of the Commonwealth and Colonial life insurance businesses. Changes in the Excess of net market value over net assets of life insurance controlled entities that are directly attributable to these cost and revenue synergies have been recorded as a realisation of goodwill.

11. Amortisation Schedule

	31/12/01 $M	30/06/01 $M	31/12/00 $M
Goodwill	**5,554**	5,716	6,007
Excess of Net Market value over net assets of life insurance controlled entities	**5,295**	5,136	4,519
	10,849	**10,852**	**10,526**
Analysis of movement:			
Goodwill			
Opening balance	**5,716**	6,007	5,905
Purchased goodwill	**-**	-	259
Amortisation for the half year	**(162)**	(175)	(163)
Transfer from excess	**-**	(332)	-
Fair value adjustments and increase in integration provisions	**-**	238	-
Other adjustments	**-**	(22)	6
Closing Balance	**5,554**	**5,716**	**6,007**
Excess of Net Market value over net assets of life insurance controlled entities			
Opening balance	**5,136**	4,519	4,322
Synergies	**-**	332	-
Other adjustments [2]	**(15)**	-	8
Appraisal value uplift	**174**	285	189
Closing Balance	**5,295**	**5,136**	**4,519**

[2] Includes the sale of the Thailand life insurance business during the period

12. PERFORMANCE SUMMARIES

Group Performance Summary	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M	Proforma 30/06/00 [3] $M
Profit from ordinary activities after tax (statutory)	**1,204**	**1,263**	**1,135**	**refer note (4)**
Profit from ordinary activities after tax ('cash basis [1] ')	**1,192**	**1,153**	**1,109**	**1,035**
Income				
Interest income	5,369	5,876	6,024	5,513
Interest expense	3,020	3,623	3,803	3,427
Net interest income	**2,349**	**2,253**	**2,221**	**2,086**
Other banking operating income	1,278	1,185	1,196	1,106
Total banking income	**3,627**	**3,438**	**3,417**	**3,192**
Life insurance income [2]	529	624	644	739
Funds management income	390	381	320	300
Total Income	**4,546**	**4,443**	**4,381**	**4,231**
Expenses				
Expenses (from ordinary activities)	2,594	2,585	2,585	2,473
Charge for bad and doubtful debts	290	203	182	142
Total Expenses	**2,884**	**2,788**	**2,767**	**2,615**
Profit from ordinary activities before goodwill amortisation, appraisal value uplift and income tax	**1,662**	**1,655**	**1,614**	**1,616**
Income tax expense [2]	469	499	494	555
Profit from ordinary activities after income tax	**1,193**	**1,156**	**1,120**	**1,061**
Outside equity interests	(1)	(3)	(11)	(26)
Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value uplift	**1,192**	**1,153**	**1,109**	**1,035**
Appraisal value uplift	174	285	189	refer note (4)
Goodwill amortisation	(162)	(175)	(163)	refer note (4)
Net profit after income tax attributable to shareholders of the Bank	1,204	1,263	1,135	refer note (4)
Contributions to profit (after tax)				
Banking	975	918	875	802
Life insurance	121	164	156	170
Funds management	96	71	78	63
Profit after tax from ordinary activities ('cash basis [1] ')	**1,192**	**1,153**	**1,109**	**1,035**
Goodwill amortisation	(162)	(175)	(163)	refer note (4)
Appraisal value uplift	174	285	189	refer note (4)
Net profit after income tax attributable to shareholders of the Bank	1,204	1,263	1,135	refer note (4)

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation and life insurance and funds management appraisal value uplift.

(2) Included within life insurance income is $25 million relating to policyholder income tax (31 December 2000: $38 million). This item is also included in the income tax line in the above profit and loss. The net impact on the net profit after tax is therefore nil (Refer page 22).

(3) Proforma Group represents the combined results of Commonwealth Bank and Colonial for the half year ended 30 June 2000. The Colonial results have been adjusted for abnormal items and other items not considered part of the ongoing business.

(4) Proforma results have only been prepared on a 'cash basis'.

Banking Performance Summary Profit from Ordinary Activities Summary	Half Year Ended 31/12/01 $M	 30/06/01 $M	 31/12/00 $M	 Proforma 30/06/00 $M
Interest income	5,369	5,876	6,024	5,513
Interest expense	3,020	3,623	3,803	3,427
Net interest income	**2,349**	**2,253**	**2,221**	**2,086**
Other operating income	1,278	1,185	1,196	1,106
Total operating income	**3,627**	**3,438**	**3,417**	**3,192**
Operating expenses	1,965	1,973	1,985	1,878
Underlying profit	**1,662**	**1,465**	**1,432**	**1,314**
Charge for bad and doubtful debts	290	203	182	142
Profit from ordinary activities before goodwill amortisation and income tax	**1,372**	**1,262**	**1,250**	**1,172**
Income tax expense	396	341	364	344
Outside equity interests	1	3	11	26
Profit from ordinary activities after income tax, before goodwill amortisation	**975**	**918**	**875**	**802**

Net Interest Income				
Loans	4,701	5,034	5,212	4,776
Other financial institutions	69	138	142	121
Liquid assets	77	52	58	50
Trading securities	203	311	237	227
Investment securities	292	308	347	323
Dividends on redeemable preference shares	24	28	26	12
Other	3	5	2	4
Total Interest Income	5,369	5,876	6,024	5,513
Interest Expense				
Deposits	2,206	2,435	2,607	2,344
Other financial institutions	115	165	163	171
Debt issues	553	834	827	773
Loan capital	132	179	195	138
Other	14	10	11	1
Total Interest Expense	3,020	3,623	3,803	3,427
Net Interest Income	2,349	2,253	2,221	2,086

	Half Year Ended			
				Proforma
	31/12/01	30/06/01	31/12/00	30/06/00
Other Banking Income	$M	$M	$M	$M
Lending fees	**293**	284	318	317
Commission and other fees	**606**	594	579	559
Trading income	**251**	222	204	160
Dividends	**2**	4	10	7
Net gain on investment securities	**60**	20	36	(5)
Net profit on sale of property, plant and equipment	**16**	24	1	3
General insurance premium income	**59**	52	55	53
Less general insurance claims	**(34)**	(28)	(29)	(26)
Other	**25**	13	22	38
Total Other Banking Income	**1,278**	**1,185**	**1,196**	**1,106**

Funds Management Profit after tax				
Operating income - external	390	381	320	300
Operating income - internal	14	18	20	18
Total income from funds management business	404	399	340	318
Operating expenses	276	272	224	224
Profit before tax	128	127	116	94
Income tax expense	32	56	38	31
Net profit after tax	**96**	**71**	**78**	**63**

Summary Financial Performances (excluding appraisal value uplift)	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M	Proforma 30/06/00 $M
Life Insurance				
Margin on Services operating income - external	529	624	644	739
Operating expenses - external	(353)	(340)	(376)	(371)
Operating expenses - internal [1]	(14)	(18)	(20)	(18)
Total expenses	(367)	(358)	(396)	(389)
Profit from life insurance activities before tax	162	266	248	350
Income tax expense attributable to:				
Policy holder	25	56	38	refer note (1)
Corporate	16	46	54	180
Net profit after tax	**121**	**164**	**156**	**170**

Sources of profit from life insurance activities

The Margin on Services profit from ordinary activities after income tax is represented by:

	31/12/01 $M	30/06/01 $M	31/12/00 $M	Proforma 30/06/00 $M
Planned profit margins	126	129	128	122
Experience variation	(33)	(30)	(33)	(8)
New business losses / reversal of capitalised losses	(8)	1	(3)	2
Operating margins	85	100	92	116
Investment earnings on assets in excess of policyholder liabilities [1]	36	58	68	52
Other	-	6	(4)	2
Net profit after tax	**121**	**164**	**156**	**170**

(1) Policyholder tax is not separately identified for proforma numbers.

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 1/1/2002.

Name of entity

Commonwealth Bank of Australia

ACN, ABN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
ACN 123 123 124	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$M
Revenues from ordinary activities *(item 1.1)*	down	9%	to	8,216
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	5%	to	1,366
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up	6%	to	1,204
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	up	6%	to	1,204

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	68¢	68¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	61¢	61¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 22 February 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period $M	Previous corresponding period - $M
1.1	Revenues from ordinary activities *(see items 1.24 -1.26)*	8,216	9,047
1.2	Expenses from ordinary activities *(see items 1.27 -1.31)*	(3,376)	(3,498)
	Written down value of assets sold	(146)	(106)
1.3	Borrowing costs	(3,020)	(3,803)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**1,674**	**1,640**
1.6	Income tax on ordinary activities *(see note 4)*	469	494
1.7	**Profit (loss) from ordinary activities after tax**	**1,205**	**1,146**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**1,205**	**1,146**
1.10	Net profit (loss) attributable to outside +equity interests	1	11
1.11	**Net profit (loss) for the period attributable to members**	**1,204**	**1,135**

Consolidated retained profits

		Current period $M	Previous corresponding period - $M
1.12	Retained profits (accumulated losses) at the beginning of the financial period	1,160	1,686
1.13	Net profit (loss) attributable to members *(item 1.11)*	1,204	1,135
1.14	Net transfers from (to) reserves *(see item 1.35)*	(248)	(212)
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	(870)	(773)
1.17	**Retained profits (accumulated losses) at end of financial period**	**1,246**	**1,836**

Profit restated to exclude amortisation of goodwill

		Current period $M	Previous corresponding period - $M
1.18	Profit (loss) from ordinary activities after tax before outside equity interests *(item 1.7)* and amortisation of goodwill	1,367	1,309
1.19	Less (plus) outside +equity interests	1	11
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**1,366**	**1,298**

+ See chapter 19 for defined terms.

	Half Year Ended 31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Profit and Loss - Summary				
Profit from ordinary activities after tax (statutory)	**1,204**	**1,263**	**1,135**	**6**
Profit from ordinary activities after tax ('cash basis [1] ')	**1,192**	**1,153**	**1,109**	**7**
Income				
Interest income	5,369	5,876	6,024	(11)
Interest expense	3,020	3,623	3,803	(21)
Net interest income	**2,349**	**2,253**	**2,221**	**6**
Other banking operating income	1,278	1,185	1,196	7
Total banking income	**3,627**	**3,438**	**3,417**	**6**
Life insurance income [2]	529	624	644	(18)
Funds management income	390	381	320	22
Total Income	**4,546**	**4,443**	**4,381**	**4**
Expenses				
Operating expenses	2,594	2,585	2,585	0
Charge for bad and doubtful debts	290	203	182	59
Total Expenses	**2,884**	**2,788**	**2,767**	**4**
Profit from ordinary activities before goodwill amortisation, appraisal value uplift and income tax	**1,662**	**1,655**	**1,614**	**3**
Income tax expense [2]	469	499	494	(5)
Profit from ordinary activities after income tax	**1,193**	**1,156**	**1,120**	**7**
Outside equity interests	(1)	(3)	(11)	(91)
Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value uplift	**1,192**	**1,153**	**1,109**	**7**
Appraisal value uplift	174	285	189	(8)
Goodwill amortisation	(162)	(175)	(163)	(1)
Profit from ordinary activities after income tax attributable to shareholders of the Bank	**1,204**	**1,263**	**1,135**	**6**
Contributions to profit (after tax)				
Banking	975	918	875	11
Life insurance	121	164	156	(22)
Funds management	96	71	78	23
Profit after tax from ordinary activities ('cash basis [1] ')	**1,192**	**1,153**	**1,109**	**7**
Goodwill amortisation	(162)	(175)	(163)	(1)
Appraisal value uplift	174	285	189	(8)
Profit from ordinary activities after income tax	**1,204**	**1,263**	**1,135**	**6**

(1) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and outside equity interest, before goodwill amortisation and life insurance and funds management appraisal value uplift.

(2) Included within life insurance income is $25 million relating to policyholder income (31 December 2000: $38 million; 30 June 2001: $56 million). This item is also included in the income tax line in the above profit and loss. The net impact on the net profit after tax is therefore nil.

As at	31/12/01 $M	30/06/01 $M	31/12/00 $M	31/12/01 vs 31/12/00 %
Balance Sheet - Summary				
Total Assets	**239,653**	230,411	223,325	7
Total Liabilities	**219,249**	210,563	203,864	8
Shareholders' Equity	**20,404**	**19,848**	**19,461**	5
Assets held and Funds under management				
On Balance Sheet				
Banking assets	**200,573**	191,333	187,278	7
Life insurance funds under management	**26,199**	24,527	22,506	16
Other life insurance and funds management assets	**12,881**	14,551	13,541	(5)
	239,653	**230,411**	**223,325**	7
Off Balance Sheet				
Funds under management	**80,103**	76,954	70,183	14
	319,756	**307,365**	**293,508**	9
Banking Assets	**200,573**	191,333	187,278	7
Life insurance and funds management assets	**39,080**	39,078	36,047	8
External funds under management	**80,103**	76,954	70,183	14
	319,756	**307,365**	**293,508**	9

	HalfYearEnded			31/12/01
	31/12/01	30/06/01	31/12/00	vs31/12/00 %
Shareholder Summary				
Dividends per share (cents) - fully franked	**68**	75	61	11
Dividends provided for, reserved or paid ($million)	**870**	947	773	13
Dividend cover (times) - statutory	**1.4**	1.3	1.5	(7)
Dividend cover (times) - cash	**1.4**	1.2	1.4	-
Earnings per share (cents) [(1)]				
(basic & fully diluted)				
statutory [(4)]	**95**	100	90	
cash basis [(3)(4)]	**94**	91	88	
Dividend payout ratio (%) [(2)]				
statutory	**71.8**	74.4	68.1	
cash basis [(3)]	**72.6**	81.6	69.7	
Net tangible assets per share ($)	**10.51**	10.19	9.41	
Weighted average number of shares (basic)	**1,248m**	1,256m	1,264m	
Shares at end of period	**1,253m**	1,244m	1,267m	
Number of shareholders	**728,768**	709,647	735,492	
Share prices for the period ($)				
Trading high	**33.60**	34.15	32.36	
Trading low	**24.75**	26.18	26.18	
End (closing price)	**29.94**	34.15	30.90	

(1) Calculated in accordance with the revised AASB 1027: Earnings per Share applicable 1 July 2001.

(2) Dividends paid divided by earnings.

(3) 'Cash basis' for the purpose of this performance summary is defined as net profit after tax and before goodwill amortisation and life insurance and funds management appraisal value uplift. Earnings are net of dividends on preference shares of $18 million.

(4) The Earnings per share for the June 2001 half year was affected by the impact of a large increase in the appraisal value uplift, particularly in the funds management business. The earnings per share on a cash basis is not impacted by appraisal value uplift.

Profit (loss) from ordinary activities attributable to members

		Current period $M	Previous corresponding period - $M
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	1,205	1,146
1.22	Less (plus) outside +equity interests	1	11
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**1,204**	**1,135**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $M	Previous corresponding period - $M
1.24	Sales Revenue		
1.25	Interest revenue	5,369	6,024
1.26	Other revenue (details if material)		
	Fees and commissions	899	897
	Trading income	251	204
	Life insurance premium and related income	859	1,212
	Life insurance appraisal value uplift	174	189
	Funds management income	390	320
	Dividends	2	10
	Proceeds from sale of assets	222	143
	Other income	50	48
	Total revenue	8,216	9,047
1.27	Details of expenses		
	Staff expenses	1,215	1,199
	Occupancy and equipment (excluding depreciation)	210	222
	Information technology services	427	330
	Other expenses	682	752
	Charge for bad and doubtful debts	290	182
	Claims and policyholder liability expenses	330	568
1.28	Other specific relevant (details)	-	-
	Amortisation of goodwill	162	163
1.29	Depreciation and amortisation excluding amortisation of intangible *(see item 2.3)*	60	82
1.30	Interest costs capitalised in asset values	-	-
1.31	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-
	Total expenses	3,376	3,498

+ See chapter 19 for defined terms.

Transfers from and to reserves

		Current period $M	Previous corresponding period - $M
1.32	Increase (decrease) in asset revaluation reserve recognized in equity for the period	-	-
1.33	Net exchange difference on translation	-	-
1.34	Other reserves (provide details if material)	(248)	(212)
1.35	Total Net Transfer from (to) reserves *(see item 1.14)*	(248)	(212)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $M (a)	Related tax $M (b)	Related outside +equity interests $M (c)	Amount (after tax) attributable to members $M (d)
2.1	Amortisation of goodwill	162	-	-	162
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**162**	**-**	**-**	**162**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year $M	Previous year $M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $M	As shown in last annual report $M	As in last half yearly report $M
	Current assets			
4.1	Cash			
4.2	Receivables			
4.3	Investments			
4.4	Inventories			
4.5	Tax assets			
4.6	Other (provide details if material)			
4.7	**Total current assets**			
	Non-current assets			
4.8	Receivables			
4.9	Investments (equity accounted)			
4.10	Other investments			
4.11	Inventories			
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*		**Refer Attachment 1**	
4.13	Development properties (+mining entities)			
4.14	Other property, plant and equipment (net)			
4.15	Intangibles (net)			
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**			
4.19	**Total assets**			
	Current liabilities			
4.20	Payables			
4.21	Interest bearing liabilities			
4.22	Tax liabilities			
4.23	Provisions			
4.24	Other (provide details if material)			
4.25	**Total current liabilities**			
	Non-current liabilities			
4.26	Payables			
4.27	Interest bearing liabilities			
4.28	Tax liabilities			
4.29	Provisions			
4.30	Other (provide details if material)			
4.31	**Total non-current liabilities**			
4.32	**Total liabilities**			
4.33	**Net assets**			

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity	Refer Attachment 1		
4.34	Capital/contributed equity			
4.35	Reserves			
4.36	Retained profits (accumulated losses)			
4.37	**Equity attributable to members of the parent entity**			
4.38	Outside +equity interests in controlled entities			
4.39	**Total equity**			

4.40	Preference capital included as part of 4.37			

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $M	Previous corresponding period - $M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $M	Previous corresponding period - $M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $M	Previous corresponding period - $M
	Cash flows related to operating activities		
7.1	Receipts from customers		
7.2	Payments to suppliers and employees		
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received		
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material)		
7.9	**Net operating cash flows**		
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment		
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments	Refer Attachment 2	
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**		
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)		
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**		
7.24	**Net increase (decrease) in cash held**		
7.25	Cash at beginning of period *(see Reconciliation of cash)*		
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*		

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $M	Previous corresponding period - $M
8.1 Cash on hand and at bank	Refer Attachment 2	
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*		

Ratios

	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	20.37	18.13
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	6.43	6.32

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	95¢	90¢
(b) Diluted EPS (if materially different from (a))	N/A	N/A
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	1,248m	1,264m

NTA backing

(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$10.51	$9.41

+ See chapter 19 for defined terms.

Discontinuing Operations

Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ N/A

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ -
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	28 March 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	22 February 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

			Amount per security	Franked amount per security at tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	N/A	N/A	N/A
15.5		Previous year			
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	68¢	68¢	- ¢
15.7		Previous year	61¢	61¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities		

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $M	Previous corresponding period - $M
15.10	+Ordinary securities	852	773
15.11	Preference +securities	18	-
15.12	Other equity instruments	-	-
15.13	**Total**	**870**	**773**

The +dividend or distribution plans shown below are in operation.

Dividend reinvestment plan is capped at 10,000 shares per shareholder.

The last date(s) for receipt of election notices for the +dividend or distribution plans	22 February 2002

Any other disclosures in relation to dividends (distributions)

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $M	Previous corresponding period - $M
16.1	Profit (loss) from ordinary activities before tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after tax**	Not	Not
16.4	Extraordinary items net of tax	Material	Material
16.5	**Net profit (loss)**		
16.6	Adjustments		
16.7	**Share of net profit (loss) of associates and joint venture entities**		

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $M	Previous corresponding period $M
17.7 Equity accounted associates and joint venture entities	Not Material	Not Material	Not Material	Not Material
17.2 Total				
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(Preferred Exchangeable Resettable Listed Shares)*	3,500,000	3,500,000		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	1,252,659,425	1,252,659,425		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	8,643,970			
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		50,000		15.53	03/11/2002
		1,307,500		19.58	25/08/2003
		3,650,000		23.84	24/08/2009
		2,350,000		26.97	13/09/2010
		2,882,000		30.12	03/09/2011
18.8	Issued during current period	12,500		26.97	13/09/2010
		2,882,000		30.12	03/09/2011
18.9	Exercised during current period	50,000		11.85	12/11/2001
		75,000		15.53	03/11/2002
		1,667,500		19.58	25/08/2003
18.10	Expired during current period	50,000		23.84	24/08/2009
		175,000		26.97	13/09/2010
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Segment reporting

Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report

Refer Attachment 3.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.* [Delete if preliminary final report.]

19.2 *Material factors affecting the revenues and expenses of the economic entity for the current period, for example, in a half yearly report, any seasonal or irregular factors affecting operations.*

See separate Profit Announcement

19.3 *A description of each event since the end of the current period which has had a material effect and is not related to matters already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).*

Nil

19.4 *Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.*

After fully franking the dividend to be paid in respect of the half year ended 31 December 2001 the amount of the franking credits available as at 31 December 2001 to frank dividends for subsequent financial years is nil. This figure is based on the combined franking accounts of the Group at 31 December 2001, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits of the half year ended 31 December 2001, franking debits that will arise from the payment of dividends proposed for the half year and franking credits that the Group may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments.

+ See chapter 19 for defined terms.

19.5 *Changes in accounting policies and estimation methods since the last annual report are disclosed as follows. (Disclose changes in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).*

Nil

19.6 *Revisions in estimates are disclosed as follows. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.*

See separate Profit Announcement

19.7 *Changes in contingent liabilities or assets are disclosed as follows: For half yearly reports, disclose changes in contingent liabilities and contingent assets since the last +annual report.*

See separate Profit Announcement

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

Compliance statement

1 This report has been prepared in accordance with AASB Standards, AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Acts.)*

+ See chapter 19 for defined terms.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 13 February 2002
Company Secretary

Print name: John Hatton

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at xx% tax" for items 15.4 to 15.7.

5. **Consolidated balance sheet**

   Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029:Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

+ See chapter 19 for defined terms.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Acts must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

+ See chapter 19 for defined terms.

13. **Corporations Acts financial statements** This report may be able to be used by an entity required to comply with the Corporations Acts as part of its half year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Details of revenue and expenses** AASB1018: Statement of Financial Performance requires disclosure of revenue and expenses from ordinary activities according to either their nature or function. Other accounting standards acceptable to ASX contain similar disclosure requirements. In line item 1.27 entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts. The information in lines 1.24 to 1.31 may be provided in an attachment to Appendix 4B.

    Relevant Items AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

    Half yearly report

    All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

    Preliminary final report

    Entities which adopt AASB 1042 prior to its operative date and all entities for financial years beginning on or after 30 June 2002, must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042.

    In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

    This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

ATTACHMENT 1

HALF YEARLY REPORT

COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Half Year Ending: 31 December 2001
(referred to in this Statement as the "Current Half year")

Item 4: Consolidated Balance Sheet

	GROUP (These figures are equity accounted)		
	31/12/01 $M	30/06/01 $M	31/12/00 $M
Assets			
Cash and liquid assets	5,865	3,709	3,676
Receivables from other financial institutions	4,628	4,622	3,937
Trading securities	7,080	6,909	8,522
Investment securities	11,179	9,705	9,007
Loans, advances and other receivables	141,777	136,059	134,493
Bank acceptances of customers	11,865	12,075	11,615
Life insurance investment assets	31,269	31,213	28,070
Deposits with regulatory authorities	273	61	52
Property, plant and equipment	879	919	1,204
Investments in associates	335	400	421
Intangible assets	10,849	10,852	10,526
Other Assets	13,654	13,887	11,802
TOTAL ASSETS	239,653	230,411	223,325
LIABILITIES			
Payables due to other financial institutions	7,267	6,903	5,039
Deposits and other public borrowings	126,194	117,355	111,976
Bank acceptances	11,865	12,075	11,615
Provision for dividend	864	779	642
Income tax liability	1,448	1,355	1,559
Other provisions	981	1,007	1,170
Life insurance policy liabilities	27,012	27,029	26,134
Debt issues	24,751	24,484	28,377
Bills payable and other liabilities	13,181	13,872	11,804
	213,563	204,859	198,316
Loan Capital	5,686	5,704	5,548
Total Liabilities	219,249	210,563	203,864
Net Assets	20,404	19,848	19,461
Shareholders' Equity			
Share Capital - ordinary	12,661	12,455	12,671
- preference	687	687	-
Reserves	4,131	4,091	3,438
Retained profits	1,246	1,160	1,836
Shareholders' equity attributable to members of the chief entity	18,725	18,393	17,945
Outside equity interest:			
Controlled entities	(3)	(3)	131
Life insurance statutory funds	1,682	1,458	1,385
Total outside equity interest	1,679	1,455	1,516
Total Shareholders' Equity	20,404	19,848	19,461

+ See chapter 19 for defined terms.

ATTACHMENT 2

HALF YEARLY REPORT

COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Half Year Ending: 31 December 2001
(referred to in this Statement as the "Current Half year")

Items 7 and 8: Consolidated Statement of Cash Flows For the Half year

	Note	Half Year Ended 31/12/01 $M	31/12/00 $M
Cash Flows From Operating Activities			
Interest received		5,434	6,338
Dividends received		2	10
Interest paid		(2,928)	(3,748)
Other operating income received		1,524	1,380
Expenses paid		(2,796)	(3,035)
Income taxes paid		(342)	(609)
Net decrease (increase) in trading securities		(143)	(1,241)
Life insurance:			
Investment income		340	706
Premiums received		2,874	3,175
Policy payments		(2,615)	(2,565)
Net Cash provided by Operating Activities		**1,350**	**411**
Cash Flows from Investing Activities			
Proceeds from (payments for) disposal (acquisition) of entities		48	(385)
Net movement in investment securities:			
Purchases		(13,614)	(8,040)
Proceeds from sale		134	124
Proceeds at or close to maturity		12,283	8,444
Withdrawal (lodgement) of deposits with regulatory authorities		(212)	6
Net increase in loans, advances and other receivables		(6,008)	(2,409)
Proceeds from sale of property, plant and equipment		78	19
Purchase of property, plant and equipment		(82)	(45)
Net decrease (increase) in receivables due from other financial institutions not at call		519	1,301
Net decrease (increase) in securities purchased under agreements to resell		(868)	(608)
Net decrease (increase) in other assets		(536)	158
Life insurance:			
Purchases of investment securities		(6,157)	(8,348)
Proceeds from sale/maturity of investment securities		6,014	7,380
Net Cash used in Investing Activities		**(8,401)**	**(2,403)**
Cash Flows from Financing Activities			
Buy back of shares		-	(23)
Proceeds from issue of shares (net of costs)		34	5
Net increase (decrease) in deposits and other borrowings		7,386	(796)
Net movement in debt issues		502	2,294
Dividends paid		(781)	(739)
Net movements in other liabilities		(81)	952
Net increase (decrease) in payables due to other financial institutions not at call		(887)	(601)
Net increase (decrease) in securities sold under agreements to repurchase		1,453	177
Other		(13)	547
Net Cash provided by Financing Activities		**7,613**	**1,816**
Net Increase (Decrease) in Cash and Cash Equivalents		562	(176)
Cash and Cash Equivalents at beginning of period		38	1,386
Cash and Cash Equivalents at end of period		**600**	**1,210**

+ See chapter 19 for defined terms.

ATTACHMENT 2

HALF YEARLY REPORT

COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Half Year Ending: 31 December 2001
(referred to in this Statement as the "Current Half Year")

Items 7 and 8: Consolidated Statement of Cash Flows For the Half Year

Note (i) Reconciliation of Cash
For the purposes of the Statement of Cash Flows, cash includes cash at bank, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

	GROUP	
As at	31/12/01 $M	31/12/00 $M
Notes, coin and cash at bankers	2,072	1,384
Other short term liquid assets	808	457
Receivables due from other financial institutions - at call	983	1,253
Payables due to other financial institutions - at call	(3,263)	(1,884)
Cash and cash equivalents at end of period	**600**	**1,210**

Note (ii) Cash Flows presented on a Net Basis
Cash flows arising from the following activities are presented on a net basis in the Statement of Cash Flows:
(a) customer deposits to and withdrawals from deposit accounts;
(b) borrowings and repayments on loans, advances and other receivables;
(c) sales and purchases of trading securities; and
(d) proceeds from and repayment of short term debt issues.

+ See chapter 19 for defined terms.

ATTACHMENT 2

HALF YEARLY REPORT

COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Half Year Ending: 31 December 2001
(referred to in this Statement as the "Current Half Year")

Items 7 and 8: Consolidated Statement of Cash Flows For the Half Year

Note (iii) Reconciliation of Operating Profit After Income Tax to Net Cash by Operating Activities

	GROUP	
Half Year Ended	31/12/01 $M	31/12/00 $M
Operating profit after income tax	1,205	1,146
Decrease (increase) in interest receivable	65	314
Increase in interest payable	92	54
Net (increase) decrease in trading securities	(143)	(1,241)
Net gain on investment securities	(60)	(36)
Charge for bad and doubtful debts	290	182
Depreciation and amortisation	222	245
Other provisions	(26)	(385)
(Increase) Decrease in income taxes payable	255	(209)
(Decrease) Increase in deferred income taxes payable	(162)	(54)
Decrease in future income tax benefits	34	168
Amortisation of premium on investment securities	9	23
Unrealised gain on revaluation of trading securities	222	(52)
Change in excess of net market value over net assets of life insurance subsidiaries	(174)	(189)
Other assets	-	-
Other	(479)	445
Net cash provided by operating activities	**1,350**	**411**

Note (iv) Non-cash Financing and Investing Activities
The value of shares issued under the Dividend Reinvestment Plan totalled $172 million (2000: $169 million).

+ See chapter 19 for defined terms.

ATTACHMENT 3

HALF-YEARLY REPORT

COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Half Year Ending: 31 December 2001
(referred to in this Statement as the "Current Half Year")

Reports for Segments

Note (v) Financial Reporting by Segments
This note sets out segment reporting in accordance with statutory reporting requirements.

	Half Year Ended 31 December 2001			
Primary Segment		Life	Funds	GROUP
Business Segments	Banking	Insurance	Management	Total
Profit and Loss	$M	$M	$M	$M
Interest income	5,369			5,369
Premium and related revenue		606		606
Other income	1,424	253	390	2,067
Appraisal value uplift				174
Total Revenue	6,793	859	390	8,216
Interest Expense	3,020	-	-	3,020
Profit before tax, goodwill amortisation and appraisal value uplift	1,372	162	128	1,662
Income tax expense	(396)	(41)	(32)	(469)
Profit after tax and before goodwill amortisation and appraisal value uplift	976	121	96	1,193
Outside equity interest	(1)	-	-	(1)
Profit after tax and outside equity interest before goodwill amortisation and appraisal value uplift	975	121	96	1,192
Goodwill amortisation				(162)
Appraisal value uplift				174
Profit after tax	975	121	96	1,204
Non-Cash Expenses				
Goodwill amortisation				(162)
Charge for bad and doubtful debts	(290)	-	-	(290)
Depreciation	(53)	(4)	(3)	(60)
Other	(36)	(1)	(1)	(38)
Balance Sheet				
Total Balance Sheet Assets	200,573	37,182	1,898	239,653
Acquisition of Property, Plant & Equipment and Intangibles	79	3	-	82
Associate Investments	240	72	23	335
Total Balance Sheet Liabilities	190,083	28,630	536	219,249

+ See chapter 19 for defined terms.

ATTACHMENT 3

HALF-YEARLY REPORT

COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Half Year Ending: 31 December 2001
(referred to in this Statement as the "Current Half Year")

Reports for Segments

Note (v) Financial Reporting by Segments
This note sets out segment reporting in accordance with statutory reporting requirements.

Primary Segment Business Segments Profit and Loss	**Half Year Ended 31 December 2000** Banking $M	Life Insurance $M	Funds Management $M	GROUP Total $M
Interest income	6,024	-	-	6,024
Premium and related revenue	-	496	-	496
Other income	1,302	716	320	2,338
Appraisal value uplift	-	-	-	189
Total Revenue	7,326	1,212	320	9,047
Interest Expense	3,803	-	-	3,803
Profit before tax, appraisal value uplift, goodwill amortisation	1,250	248	116	1,614
Income tax expense	(364)	(92)	(38)	(494)
Profit after income tax and before goodwill amortisation and appraisal value uplift	886	156	78	1,120
Outside equity interest	(11)	-	-	(11)
Profit after tax and outside equity interest before goodwill amortisation and appraisal value uplift	875	156	78	1,109
Goodwill amortisation				(163)
Appraisal value uplift				189
Profit after tax	875	156	78	1,135
Non-Cash Expenses				
Goodwill amortisation				(163)
Charge for bad and doubtful debts	(182)	-	-	(182)
Depreciation	(59)	(20)	(3)	(82)
Other	(28)	(5)	(3)	(36)
Balance Sheet				
Total Balance Sheet Assets	187,278	33,886	2,161	223,325
Acquisition of Property, Plant & Equipment and Intangibles	45	-	-	304[1]
Associate Investments	251	124	46	421
Total Balance Sheet Liabilities	175,851	27,444	569	203,864

(1) Includes intangible assets of $259 million on acquisition of 25% interest in ASB Group.

ATTACHMENT 3

HALF-YEARLY REPORT
COMMONWEALTH BANK OF AUSTRALIA
A.C.N. 123 123 124

For Financial Half Year Ending: 31 December 2001
(referred to in this Statement as the "Current Half-Year")

Reports for Segments

Financial Reporting by Segments	31/12/01		31/12/00	
	$M	%	$M	%
GEOGRAPHICAL SEGMENTS				
Revenue				
Australia	6,940	84.5	7,780	86.0
New Zealand	518	6.3	704	7.8
Other Countries *	758	9.2	563	6.2
	8,216	100.0	9,047	100.0
Operating profit after tax and outside equity interests				
Australia	1,130	93.9	1,025	90.3
New Zealand	52	4.3	69	6.1
Other Countries *	22	1.8	41	3.6
	1,204	100.0	1,135	100.0
Assets				
Australia	200,250	83.6	190,661	85.4
New Zealand	23,497	9.8	18,693	8.4
Other Countries *	15,906	6.6	13,971	6.2
	239,653	100.0	223,325	100.0
Acquisition of Property, Plant & Equipment and Intangibles				
Australia	60	73.2	299	98.4
New Zealand	19	23.2	5	1.6
Other Countries *	3	3.6	-	-
	82	100.0	304	100.0

* Other Countries are:
United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Thailand, Indonesia, Malaysia, China and Vietnam.

+ See chapter 19 for defined terms.

COMMONWEALTH BANK HALF YEAR RESULTS ANNOUNCEMENT – 31 DECEMBER 2001

Sydney, 13 February 2001

Results

The Commonwealth Bank today announced a net profit after income tax of $1,204 million, for the half year ended 31 December 2001. On a 'cash' basis, that is excluding goodwill amortisation and appraisal value uplift, the net profit was $1,192 million, an increase of 7% over the previous comparable period. The Directors declared an interim dividend of 68 cents per share, fully franked.

The Managing Director, Mr David Murray commented, "This is a good result achieved in a challenging operating environment. In addition to growing earnings, the underlying performance reflects the delivery of Colonial acquisition benefits and solid progress in banking and funds management businesses. Insurance returns were subdued.

The contribution from the banking business increased by 11% over the previous comparable period as a result of steady growth in net interest earnings and other banking income, and greater focus on managing operating costs. In line with the deterioration in the credit market, the charge for bad and doubtful debts increased by 59%, reflecting the provisioning required against two large corporate exposures.

Housing loan balances (including securitisation) grew strongly, increasing by 12% to over $85 billion. This result was achieved through the implementation of several targeted campaigns and buoyant market conditions generally.

The funds management businesses performed well, delivering a 23% increase in after tax earnings to $96m for the half year. Funds under management grew by $5 billion to $106 billion over the half year. Mr Murray said, "This is an excellent result with strong volume growth, particularly in the Australian business, achieved despite difficult economic conditions, uncertain equity markets and lower inflows immediately following September 11. The diversity of the Bank's funds management product offering was demonstrated through the change in the mix of business products as investors switched from equity style products into cash and fixed interest funds".

The life and superannuation businesses earned an after tax profit of $121 million. Operating margins in Australia increased as a result of stronger sales of retirement products, stable claims expense and continuing achievement of merger integration synergies. Offsetting this were low investment returns, and a weaker performance from the New Zealand and Asian life insurance businesses.

Return on equity (cash basis) for the half year increased from 12.47% to 13.13% compared with the previous comparable period. Earnings per share (cash basis) for the same period and on the same comparable basis increased by 6 cents to 94 cents.

Strategic Initiatives
The Bank's domestic strategic focus over the last half year has continued to be on customising service, wealth management and productivity improvement. The Bank announced a new organisational structure in December to create vertically integrated businesses, aligning product development and service delivery to customer segments. Mr Murray explained that the new structure better reflects the current business mix, provides an improved focus on delivering customised wealth management solutions and enables the Bank to better meet the needs of all customers. The creation of a Premium Financial Services division positions the Bank to better serve customers with complex needs through the provision of customised products and services. At the same time, the Bank has streamlined its products to enable it to continue to provide all customers with efficient and accessible transaction banking.

Environmental and Community Support
The Bank is a longstanding supporter of a broad range of community activities and organisations, and provider of educational support to promote greater financial understanding.

The Bank regards environmental management as a fundamental aspect of sound business management, and, to this end, endeavours to make efficient use of energy, water, paper and procurement of materials. This program is being implemented through voluntary commitments such as the Australian Greenhouse Challenge Program to reduce greenhouse emissions in the Bank's operations.

The Bank has played a long-standing role in community and environmentally-based activities. It has today announced a three-year partnership with Conservation Volunteers Australia which will engage the community, including Bank staff, through voluntary participation in 300 habitat preservation projects over a three year period.

The Bank's commitment to providing educational support has been further strengthened through the announcement of a financial education website 'Dollars and Sense' aimed at the 14-21 age group. The website is designed to help teenagers and young adults develop essential financial life skills and give them the confidence to manage money and achieve their financial goals.

Outlook
The Australian economy recorded solid growth last year despite the very weak international economic environment. Current indications are that the Australian economy will continue to grow at a healthy rate in 2002. The outlook for the international economy has improved with economic activity in the United States in particular appearing to be stabilising. Domestically, while the impetus to growth from the residential construction sector will fade over the course of 2002, gains in consumer spending and business investment should support economic activity. Against this background, interest rates are likely to remain steady in the immediate future.

Mr Murray said, "The Bank expects to achieve double digit earnings per share growth for the 2001/2002 financial year subject to current trends in bad debt expense and life business investment earnings being maintained".

For further information, please contact

Bryan Fitzgerald
Group Corporate Relations
Commonwealth Bank of Australia
Telephone: (02) 9378 2663

For copies of the Profit Announcement visit the Bank's website at www.commbank.com.au

Performance Summary

Key aspects of the results:

Net Profit From Ordinary Activities After Tax	$1,204 million
Net Profit After Tax[1]	$1,192 million
Banking: Net Profit After Tax[1]	$975 million
Funds Management: Net Profit After Tax[1]	$96 million
Life Insurance: Net Profit After Tax[1]	$121 million
Total assets held and Funds Under Management	$320 billion
Interim dividend	**68 cents per share**

Key Performance Measures and Comparison to Previous Comparable Period:

Net Profit From Ordinary Activities After Tax	$1,204 million	Up 6%
Net Profit After Tax[1]	$1,192 million	Up 7%
Return on Equity[1]	13.13%	Up from 12.47%
Earnings per Share[1]	94 cents	Up 6 cents
Lending Assets net of securitisation	$155 billion	Up 5%
Funds Under Management	$106 billion	Up 15%
- Retail	$35 billion	Up 20%
- Wholesale	$45 billion	Up 9%
- Life Insurance	$26 billion	Up 16%
Banking Cost Income Ratio	54.2%	Down from 58.1%
Risk Weighted Capital Ratio	9.31%	Down from 9.37%
Tier 1 Ratio	6.75%	Up from 6.71%
Banking Margin[2]	3.56%	Down 4 basis points

[1] 'Cash' basis, that is, before goodwill amortisation and appraisal value uplift
[2] Return on assets used in the banking business

David Murray
Strategy Presentation

13 February 2002

Commonwealth Bank

Disclaimer

The material that follows is a presentation of general background information about the Group's activities current at the date of the presentation, 13 February 2002. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

CommonwealthBank

Speaker's Notes

- Speaker's notes for this presentation are attached below each slide.
- To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Commonwealth Bank

Agenda

- Strategic Issues
- Execution to date
- Sources of Growth

Commonwealth Bank

Thank you for participating in today's presentation.

As you know, our objective of top quartile TSR has to be attained in an operating environment that is changing - within a very dynamic industry. I will not address domestic regulatory issues because they affect all of our competitors - but you should be aware that the regulatory trend in Australia will increasingly threaten shareholder returns with no discernable benefits to customers or employees. This is an issue that warrants your involvement as investors.

I will outline those strategic issues of critical importance in today's environment, then demonstrate how we are responding to each and provide an update on execution of the most important elements. Lastly, I will explain where we intend to grow value and the likely affect on TSR.

Strategic Issues

- Credit Growth
- Technology
- Industry Mix / Wealth Management

Commonwealth Bank

These are the most important issues in the operating environment.

In recent years we have used technology to offset margin squeeze in banking, and moved the business mix to offset the relative decline of bank intermediation.

A number of factors suggest we must continue this work - but at a more rapid pace - not least because bank credit growth could slow further in the longer term.

The Rate Of Credit Growth May Slow In The Longer Term


$bn
Credit Growth
$Billion
1200
1000
800
600
400
200
0
12%
11%
10%
9%
8%
7%
1997
1999
2001
2003
2005
Total Credit (Commonwealth Bank Group)
Total Credit (Industry)
Annual Growth (%)

Response: Leverage brand, harness sales and service and continue to *improve productivity*

Source: CBA Economic Reports

CommonwealthBank

Total system credit growth since the early 1990's has averaged 10-12%pa, though this has fallen to 9% in the 2001 calendar year.

While we expect the momentum in credit growth to continue over the first half of 2002, driven largely by home loans, we see the growth outlook for the next 5 years being more difficult.

The factors driving growth of credit relative to nominal GDP over the last two decades will be more difficult to sustain viz

- Strong growth in the world economy
- Outperformance in productivity & growth
- The effects of deregulation

The longer term implication suggests continued although relatively lower growth in banking – the response to which has been to continue the momentum in productivity gains & building the non-banking parts of the Group.

If credit growth does hold up, then a more selective approach to portfolio management will be required to offset higher risk. Either way productivity will have to rise and the business mix change further.

Technology Is Empowering Deeper Customer Relationships

Customer Channel Usage*


Prior to Netbank
Branch 25%
ATM 15%
Call Centre (Staff) 6%
Call Centre (IVR) 54%
Post Netbank
Call Centre (Staff) 1%
Call Centre (IVR) 11%
Netbank 74%
ATM 2%
Branch 12%

Benefits: Sales Driver - Offline & Online
Customer Retention
Cost Savings

* Based on a sample of customers newly registered with NetBank (Oct 2001)

Commonwealth Bank

Continuing developments in technology are empowering customers with easier access to their financial information. Provision of Online services remains an intrinsic component of our strategy for better serving customer needs.

These charts show changes in transaction behaviour for a sample of customers newly registered with NetBank.

Prior to NetBank adoption, 85% of a customer's transactions occurred on average through branches and Call Centres, after registering with Netbank this falls to 24% with significant mutual benefits:

- Customers use the online channel extensively to research products before they are purchased offline. But the volume of online sales also grows significantly.
- Customer retention rises with improved service levels and information capture.
- Internet penetration allows more cost savings to be realised in our offline processes and greater scale economies in the online channel.

Financial Services Industry Mix Continues To Change

Banks and NBFIs - Growth Projections 1996 to 2005


Total Assets - $ Billion
2500
2000
1500
1000
500
0
$900b
37%
51%
$1,300b
38%
54%
$2,200b
45%
49%
1996
2000
2005
Growth
15% pa
9 % pa
Banks
Fund Mgrs
Build Soc
Fin Coys
Gen Ins

Response: Continue to grow CBA investment business

Source: CBA Analysis

Commonwealth Bank

The growth of compulsory superannuation and increasing popularity and accessibility of managed investment products has changed the profile of the financial services industry.

The rapid growth of managed fund, superannuation and insurance products highlights the importance of our strategic move to diversify our revenue streams to span all aspects of the financial services sector. Following the acquisition of Colonial, we have a leading market position in each of these sectors.

The Group's growth in both banking and funds management has been commensurate with the broader trends in savings and investment and demonstrates that the Group is well positioned through its acquisition of Colonial and organic growth strategy.

Execution to date

- Organisation restructure
- Role redesign
- E-commerce growth
- Productivity

Commonwealth Bank

Of course in executing our strategy we continue to take advantage of our traditional strengths

- Brand
- Distribution reach and diversity
- Scale and Business Mix and
- Management Quality

In addition we are focusing most energy on these factors designed to address the environmental context I have just described.

First, the organisation restructure...

We Have Aligned Domestic Structure With Customer Needs...

	Retail Banking Services	Premium Financial Services	Investment & Insurance Services	Institutional & Business Services
Customer Group	Personal banking customers, Small business banking customers	Premium clients including professionals and business	Agents, Brokers, Financial Advisers	Institutional, Corporate, Commercial business customers
Channels	Branch, Ezy-Banking, ATM, EFTPOS, Phone, On-line, Mortgage brokers	Relationship managers, Premium investment centres, phone, on-line.	Agents, Branches, Brokers, Financial Advisers, Premium investment centres DirectDealerships	Relationship managers, Business centres
Services	Group Technology, Back Office Operations, Procurement, Shared Services			
Support	Finance, Risk Management, Human Resources, Strategy, Legal, Secretariat			

CommonwealthBank

- The new organisational structure announced in December 2001 aligns structure with customer needs and brings clarity to the way we are organised post integration.

- To briefly recap, we have created four new end to end business divisions, each focussing on a particular customer base: Retail Banking Services, Premium Financial Services, Investment and Insurance Services and Institutional and Business Services.

- These new divisions, combined with the existing International Financial Services division, constitute the five customer-facing divisions of the Group.

- We believe the new structure will enable customers to clearly identify how we are engaging them now and what we can offer them in future.

...To Deliver Benefits For Growth

- Enhanced understanding of customer needs
- Product development and service delivery aligned to customer segments
- End to end accountability
- Reduced overlap / duplication
- Improved speed of responsiveness

CommonwealthBank

- The new structure also better reflects the changed business mix of the Group post Colonial, providing an increased focus on delivering customised wealth management solutions.

- Aligning product development and service delivery with customer segment requirements enables end to end accountability as well as reduced overlap with respect to service and resource distribution.

- Vertical integration of the business units will also ensure that decisions are made with speed and responsiveness.

- In the last part of the presentation I will demonstrate the linkage between the structure and growth initiatives in the new Divisions.


Organisational Redesign Will Enable Staff To Better Meet Customer Needs
Based upon degree of work complexity
VII
VI
V
IV
III
II
I
Clearly defined authority and accountability
7 level organisational structure
Commonwealth Bank

- In addition to the wider divisional restructure, we are currently finalising a review known as 'Organising for the Future'. The Review aims to improve productivity and customer service by streamlining decision-making processes.

- The review will reduce the number of hierarchical levels within the organisation from 15 to 7. Each level will have clearly defined responsibilities and accountabilities, and work will become demonstrably more complex at each level. A change in the number of levels doesn't imply that there will be a commensurate change in the number of people available to service customers.

- By establishing clearer lines of authority, delegation and accountability we can limit the number of people involved in the decision making chain, thereby removing unnecessary process layers and streamlining the sign-off processes, allowing faster implementation in response to customer needs and market opportunities.

- Changes under the revised structure will be rolled out in the first half of this calendar year.


We Continue To Maintain The Momentum Of Our Internet Implementation
Commbank.com.au
NetBank
CommSec
PAY
bank
vodafone
ninemsn
HomePath
Dec 1995
'96
'97
'98
'99
Advisor Site
Youth Site
WOOLWORTHS
ezybanking
My online summary
BPAY View
PAY
Dollars & Sense
'00
'01
'02
Commonwealth Bank

- The CBA has a strong track record in eCommerce. Our customers are able to carry out not only transactional banking, but can trade shares, look for a home, utilise our account aggregation service, and present and pay bills through Bpay.
- Going forward, we will continue to develop our eCommerce capability in order to
    - Create a better experience for our customers in terms of products or services
    - Improve our cost base
    - Access or create new markets
- A particular focus will be educating consumers in the financial skills needed to exploit the increasingly diverse and sophisticated financial services available on the market.
- At the same time, the segmentation of our customer base will allow us to develop the appropriate method of servicing each of our groups of customers.

We Are Leveraging Processing Expertise To Improve Productivity

- Cheques/deposits imaged
- New loans processing system
- Enhanced Predictive Dialler technology
- eProcurement efficiencies
- Reduced unit costs from outsourcing

Commonwealth Bank

Improving productivity in processing is key to maintaining earnings momentum. We have recently taken a number of steps to better leverage our processing expertise and deliver productivity benefits:

- We have replaced our clearing and proofing system with state of the art image item processing. Over 1.5m cheques are currently being imaged per night. We are now imaging all deposits for Sydney and Melbourne and expect to have nationwide deposit imaging capability within the next few months. A complete national archive will be in place by April 2002. Close to 1500 users are already benefiting from web browser retrieval functionality to the archive. Cost savings have been immediate.
- A new home loan system has been rolled out to a pilot loan-processing group. Loans originated by the third party broker channel are already being processed using the new system, and the feedback we are receiving has been positive. The new system will replace all previous systems, creating one MIS platform for all loans in progress. The new system will provide significant improvements in processing times and will reduce manual rework.
- We have invested in enhanced Predictive Dialler technology, which is already demonstrating improved management of arrears control functions for Home Loans, Personal Loans and Credit Cards
- Eprocurement, integrated with Peoplesoft financials has significantly improved the purchase order to payment process - more than halving the costs of the paper based system.
- Over the last 4 financial years, EDSA IT costs have increased by only 3% CAGR despite transaction volumes growing at 11% CAGR. In addition, in the first year of the TCNZA contract, telecommunication costs have been reduced by 27%.

Sources of Growth

- Focus of each division
- Summary of 5 year plan

Commonwealth Bank

We'll now walk through the main initiatives being undertaken in each of the divisions, then close by summarising our 5-year view

Retail Banking Services (RBS)

Will deliver long-term shareholder value through focusing on cost effective and efficient delivery across all products, services and channels

- Simple & cost effective personal banking solutions
- Service excellence
- Customer segmentation to identify customer needs and match service delivery
- Using customer information tools to drive efficient & effective service
- Best of breed service and a total customer experience will drive increased product penetration and customer retention levels

CommonwealthBank

- RBS will provide our mass customer base with straight forward solutions that meet their financial services needs simply & cost effectively

- Active channel management will enable RBS to cost effectively provide excellent service to our mass customer base

- Mass customer base segmented so that the value derived from a customer is aligned to the value delivered to them.

- Utilisation of event base marketing and CRM to cost effectively increase customer insight, product penetration and service levels.

Premium Financial Services (PFS)

Will grow value by capitalising on the Group's high net worth client base through a targeted product/service strategy

- Providing sophisticated financial product to Sophisticated Investors
- Building Know Your Client distribution capacity for the existing large segment of discerning high value clients
- Extending the direct distribution platform and client base in CommSec

CommonwealthBank

The strategy of the new Premium Financial Services division is to provide premium products and service to the high net worth segment. PFS aims to create "the premium financial experience".

At the very top end Premium Financial Services will be focussing on sophisticated products with a private banking type of relationship. This will be an extension of our existing Executive Banking Service

The Group has a large existing segment of high value clients which will be brought together by PFS and serviced by Relationship Managers and through direct channels.

CommSec will move into Premium Financial Services. This will provide an opportunity to extend CommSec's success in creating a direct distribution channel for wealth management across an increased product range and client base.

Investment and Insurance Services (IIS)

IIS will grow value through investment and insurance products for proprietary customers and by increasing product reach to non-proprietary customers.

- Manufacturing best of breed wealth management products:
  - asset management
  - masterfunds
  - insurance
- Maximising distribution via Bank and 3rd party channels
- Leveraging administration scale and efficiency
- Replicating domestic asset management success off-shore

CommonwealthBank

- The strategy of the Investment and Insurance Services division is to manufacture best of breed wealth management products that meet the various customer needs. This includes asset management products, masterfunds and insurance.
- This allows the Group to operate in each segment of the wealth management value chain. This strategy means the Group benefits from the margins from manufacturing products as well as the administration margins from a masterfund offering. As a comparison, others do not manufacture asset management products and therefore only benefit from the administration margins. At the same time, the Group's strategy also allows it to meet the different needs of its various customer segments.
- The IIS business is focussed on both proprietary and non-proprietary channels, maximising the distribution of products within the Australian market.
- The business is also about leveraging the scale and efficiency of existing administration capabilities. The business has over A$100bn in assets under management, such that clear economies of scale exist.
- Part of the IIS strategy is to leverage the capabilities in the asset management business into off-shore markets. This continues to occur with good progress being made in Asia and the UK.
- In the UK, the Group has achieved a listing of a number of First State products in leading UK funds supermarkets.
- The business has many of its products now priced in Euros allowing products to be sold in Europe as well as the UK market.

Institutional and Business Services (IBS)

IBS will grow value through integrated capital risk management solutions for business and institutional customers

- Relationship-managed businesses in one division
- Greater clarity of objective, and more customer-focussed management
- Products developed and tailored for entire range of customers
- Cross selling of products to all customers

CommonwealthBank

- The new Institutional and Business Services division brings relationship-managed businesses into one division, which is entirely focussed on meeting their needs. There are Institutional Banking ('IB') customers and Business Banking ('BB') customers. The IB customers comprise corporates with revenues over $40m pa, government instrumentalities, and financial institutions. The BB customers are made up of middle market urban customers, agribusiness and regional small business customers.

- The Business Banking customers are those where because of the size and/or complexity of their requirements, a relationship management model provides value to both the customer and to the Group.

- Bringing all these customers together allows greater clarity of objective and more customer-focussed management.

- We aim to maintain and, where possible, accelerate the growth of the institutional banking business. The servicing of the IB customers will continue to remain innovative and proactive, both in the relationship management of customers, and in the development of new products.

- We also aim to grow the business banking area to an appropriate market share.

- Products will be developed and tailored for the whole range of business customers, and cross selling of products to all customers will be further developed. Products will also be delivered out of IBS to customers in other divisions, and where appropriate, IBS customers will use products from Retail Banking (eg transactional banking) or bundled products from Investment and Insurance Services.

International Financial Services (IFS)

Will grow value by focusing on specific regional growth opportunities

- Organic financial services growth in New Zealand
- Repositioning of the Asian life insurance business portfolio to focus on North Asia
- Identification of business opportunities in China

CommonwealthBank

The strategy of IFS is to build quality businesses in selected markets.

IFS is responsible for the offshore insurance and banking businesses and it works closely with IIS.

ASB Bank continues to drive growth through superior customer service and technology leadership. Following the merger of the Colonial and Sovereign life businesses, additional opportunities for synergies within the Group are expected.

In Asia, our focus is on improving the efficiency and productivity of the life business in Hong Kong, including the provision of support for our start-up life businesses in China and Vietnam. We continue to look for potential longer-term opportunities in China.

At Group level, we continue to look at selective small offshore investments where appropriate, for example in funds management.

Our Processing Initiatives Will Continue To Derive Productivity Benefits

Programme of initiatives include:

- Processing simplification
- Single platform for sales / service origination
- Co-location of processing centres
- Browser based workflow enabled systems

CommonwealthBank

- Our processing initiatives, designed to re-engineer all our core processes, aim for a quantum improvement in customer service and cost efficiency through end to end process simplification, automation and innovation. I would like to outline some examples of these initiatives:
- We will soon complete the implementation of browser technology in our sales network. The next stage will involve progressive re-engineering of processes such as automation of leads and referrals, and contact management information.
- Other efficiency improvement initiatives such as the physical co-location of processing centres will also create significant improvements in productivity. In addition to the site we have recently established at Lidcombe, our aim is to generate further synergies by reducing the number of processing sites from the current 37 to around 9 or 10 sites nationally by the end of financial year 2003.
- Several other projects will soon commence that involve the implementation of new systems that will simplify or automate existing processes. For example, we will be implementing browser-based branch systems within the next six months and will move towards a single credit scoring system over the next 12 months.
- We are also implementing a browser-based workflow enabled system that aims to eliminate paper-based processing throughout the Group.
- All of our projects have aggressive expectations with respect to cost and delivery. Projects have been scheduled and prioritised in a way that maximises opportunities for self-funding.

Strategic Plan to June 2006 is Underpinned by Growth Assumptions

Business Driver	Profile	5 Year Plan
Growth in Market Share	Funds under management Home Loans Credit Cards Life Insurance Credit Products Business Financing Retail Deposits	At or above market
Margins	Comparable for business mix	Continuing decline
Sources of Income	Comparable Financial Institutions	Rebalance toward non-interest income
Costs	Reduction in cost/income - Best practice	3%-6% p.a. productivity change
Capital Management	Optimise regulatory capital and maintain rating.	Rating AA
Total Shareholder Return	Top quartile	Deliver top quartile TSR.

CommonwealthBank

This slide summarises the main drivers and aims of our five year plan, which you have all seen before.

However, in thematic terms, CBA is marshalling forces for growth by...

- Creating an organisation structure aligned with customer needs
- Reducing cost to serve in the mass retail market
- Delivering a broader wealth management offering and deepening customer relationships
- Maintaining relentless pursuit of productivity improvements

We will deliver 15-25% pa growth in TSR, sufficient to place us in the top quartile.

David Murray
Strategy Presentation

13 February 2002

Commonwealth Bank

Presentation of Half Year Results

13 February 2002

www.commbank.com.au

Commonwealth Bank

- Welcome, and thank you for attending today's briefing.
- We are broadcasting via live webcast to the public in listen-only mode. We also have a number of analysts joining us by teleconference. The Bank's staff are able to view the broadcast live through CBA TV.
- I will address the main aspects of today's results announcement.
- The Managing Director will then give a strategic overview.
- We will then take your questions. Please keep all questions until the end of this session, at which time a microphone will be made available. Also, state your name and company prior to asking your question.
- A copy of this presentation (including speaker's notes) is available on the Bank's website and has been submitted to the Australian Stock Exchange.

Speaker's Notes

- Speaker's notes for this presentation are attached below each slide.
- To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Agenda

- Performance Highlights
- Income and Expenditure
- Segment Results
- Balance Sheet
- Integration of Colonial
- Funding and Capital

- This is the agenda for today.


Net Profit*
1,200
1,000
800
600
400
200
0
$million
1,035
1,109
1,153
1,192
83
78
71
96
170
156
164
121
802
875
918
975
Jun 2000**
Dec 2000
Jun 2001
Dec 2001
Banking
Life & Super
Funds Management
* * Proforma
Half Year Results 13 February 2002
7

- The Australian economy has continued to perform relatively soundly, given a global downturn that has been exacerbated by the events of September 11.
- The key domestic risks relate to the depth of the global downturn and potential knock-on effects to business and consumer confidence.
- While housing construction has been an important domestic impetus, a pick-up in business investment spending will be important to longer term economic growth.
- Unemployment levels may be impacted as companies focus on productivity and cost containment.
- While the Australian dollar is expected to remain around current levels, there have been the first signs of weakening export demand creating a drag on economic activity.

Against this background:

- The Bank recorded a net profit after income tax for the half year of $1,204 million.
- On a 'cash basis', that is excluding goodwill and appraisal value uplift, the after tax result was $1,192 million, up 7% on the half year ended 31 December 2000.
- On a segment basis:
  - The net profit after tax from Banking was $975 million, up 11% . This reflects strong growth in net interest earnings and other banking income. The Banking result has been impacted by an increase in bad debt expense. Excluding this impact, underlying pre tax Banking profit was $1,662 million, up 16% on the prior comparative period.
  - The Funds Management business grew strongly by 23% to $96 million after tax. This reflects continued strong performance within the Australian business.
  - The net profit from Life Insurance on a "margin on services" basis of $121 million represented a decrease of $35 million (or 22%). This reflects the good performance of the Australian life insurance business offset by weaker performances in Asia and New Zealand, together with the effect of poor equity markets over the period.

- The analyst consensus forecast for cash earnings was $1,158 million, which is $34 million (or 3%) below the result actually achieved.

Australian Market Share

	Dec 2000	Jun 2001	Dec 2001
Home Loans (Residentially Secured)	20.8%	20.4%	20.2%*
Credit Cards^	21.9%	21.4%	21.3%*
Retail Deposits	24.6%	24.0%	24.1%
Retail FUM (Plan for Life)	16.0%	16.5%	16.6%**
Retail FUM (ASSIRT)	19.6%	20.4%	19.8%**
Superannuation/Annuities	15.7%	15.8%	16.3%**
Retail Broking	8.5%	8.7%	8.5%

* November 2001

** September 2001

^ Colonial data captured as part of market share calculation from June 2001

Half Year Results 13 February 2002 — CommonwealthBank 9

- In a very competitive lending market , the Bank's market share position has been relatively stable in the major product groups over the half-year to 31 December 2001.

  Looking at the domestic Bank:

  - **Home Loans** - Australia's largest share of home loan outstandings with a market share of 20.2% as at 30 November 2001. (*Source: APRA All Lenders All Residential).*
    I will talk more about this in the next slides.
  - **Credit Cards** - Australia's largest Bank issuer of credit cards with a market share of 21.3% as at 30 November 2001 based on outstanding balances (average balances). *(Source: RBA).* In profitability terms, the level of revolving balances is a more important measure as it reflects the amount of outstanding balances that generate credit margins.
  - **Retail Deposits** - Leading market share of 24.1% as at 31 December 2001. *(Source: APRA All Banks)*
  - **Retail Funds Under Management** - Leading market share, which increased to 16.6% as at 30 September 2001. *(Source : Plan for Life -* Internally, we believe this to be a more complete measure.*)*
  - **Superannuation/Annuities** - Market share for the Bank has grown to 16.3% as at 30 September 2001 representing a leading position in this segment. (*Source: Plan for Life)*
  - **Commonwealth Securities** - CommSec processed 8.5% by number of ASX trades over the year to 31 December 2001. CommSec remains:
    - First in terms of number of trades done over the Internet. We estimate the Bank is also number one in value of Internet trades.
    - The internet site is within the top 10 most visited sites in Australia, according to major internet surveys (such as Top100.com.au).

Presentation of Half Year Results

13 February 2002

www.commbank.com.au

Commonwealth Bank

- Welcome, and thank you for attending today's briefing.
- We are broadcasting via live webcast to the public in listen-only mode. We also have a number of analysts joining us by teleconference. The Bank's staff are able to view the broadcast live through CBA TV.
- I will address the main aspects of today's results announcement.
- The Managing Director will then give a strategic overview.
- We will then take your questions. Please keep all questions until the end of this session, at which time a microphone will be made available. Also, state your name and company prior to asking your question.
- A copy of this presentation (including speaker's notes) is available on the Bank's website and has been submitted to the Australian Stock Exchange.

Disclaimer

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation,13 February 2002. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Speaker's Notes

- Speaker's notes for this presentation are attached below each slide.
- To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

Overview

- Underlying Group performance up 14%
- Reflects a strong banking result up 16% (before bad debts) driven by a steady net interest margin and growth in other banking income
- Funds under management result is up 23% with strong momentum in funds inflow maintained through September 11
- Australian life insurance operating margin up 22% offset by a weak offshore life insurance result
- Increase in bad and doubtful debt expense, driven by two large impaired corporate exposures
- Organisational restructure announced in December 2001 complementing the Bank's strategic focus on wealth management

- The last six months have been critical in further positioning the Bank for long-term growth in the wealth management sector.
- The Group's underlying profit performance has been strong, recording an increase of 14% on the December 2000 half year result, up $241 million to $1,990 million. I will explain later in the *presentation how we determine normalised underlying profit performance* (refer slide 15).
- Our Banking Business continues to grow strongly, recording a 16% increase in profit before tax and before bad debts over the prior comparative period. Net interest income and other banking income have grown strongly, with a stable margin over the half year. Notwithstanding significantly increased volumes, expenses have remained steady.
- Throughout the period, the Funds Management business has continued to perform well, with very strong fund inflows in a difficult economic environment. The Funds Management business has recorded a contribution to profit after tax that is 23% above the prior comparative period.
- In the Insurance Business, Australian margins increased by 22%, building on integration expense savings. This was offset by weaker performance of our overseas life businesses.
- As indicated in our announcements to the market throughout the half, our bad debts charge has increased, primarily due to two large corporate exposures that became impaired in the half which have now been provisioned for potential loss.
- Going forward, the recently announced organisational structure positions the Bank well to capture an increasing share of the wealth management market and to enhance service delivery to all customer segments. David will discuss this further.

Agenda

- Performance Highlights
- Income and Expenditure
- Segment Results
- Balance Sheet
- Integration of Colonial
- Funding and Capital

- This is the agenda for today.

Performance Highlights

Set out in this presentation are unaudited proforma graphs and tables which include the profit and loss, balance sheet and life insurance and funds management statistics for the Commonwealth Bank and Colonial Limited for the half year ending June 2000. These have been prepared to illustrate the proforma consolidated position of Commonwealth Bank and Colonial as if Colonial had been merged with Commonwealth Bank from 1 January 2000 to 30 June 2000 for profit and loss purposes.

The proformas do not include goodwill amortisation or life insurance appraisal value uplift. The results included within the profit and loss have been adjusted for abnormal items and other items not considered part of the ongoing operations, such as the effect of Colonial's UK life insurance business which was sold during the period and specific payments made by Colonial in relation to the merger with Commonwealth Bank. [No adjustments have been made for inconsistencies in accounting policies between Colonial and Commonwealth].

Commonwealth Bank

- This slide describes the basis on which a number of performance comparisons have been made.


Net Profit*
1,200
1,000
800
600
400
200
0
$million
1,035
63
170
802
1,109
78
156
875
1,153
71
164
918
1,192
96
121
975
Jun 2000**
Dec 2000
Jun 2001
Dec 2001
Banking
Life & Super
Funds Management
Half Year Results 13 February 2002
7

- The Australian economy has continued to perform relatively soundly, given a global downturn that has been exacerbated by the events of September 11.
- The key domestic risks relate to the depth of the global downturn and potential knock-on effects to business and consumer confidence.
- While housing construction has been an important domestic impetus, a pick-up in business investment spending will be important to longer term economic growth.
- Unemployment levels may be impacted as companies focus on productivity and cost containment.
- While the Australian dollar is expected to remain around current levels, there have been the first signs of weakening export demand creating a drag on economic activity.

Against this background:

- The Bank recorded a net profit after income tax for the half year of $1,204 million.
- On a 'cash basis', that is excluding goodwill and appraisal value uplift, the after tax result was $1,192 million, up 7% on the half year ended 31 December 2000.
- On a segment basis:
  - The net profit after tax from Banking was $975 million, up 11% . This reflects strong growth in net interest earnings and other banking income. The Banking result has been impacted by an increase in bad debt expense. Excluding this impact, underlying pre tax Banking profit was $1,662 million, up 16% on the prior comparative period.
  - The Funds Management business grew strongly by 23% to $96 million after tax. This reflects continued strong performance within the Australian business.
  - The net profit from Life Insurance on a "margin on services" basis of $121 million represented a decrease of $35 million (or 22%). This reflects the good performance of the Australian life insurance business offset by weaker performances in Asia and New Zealand, together with the effect of poor equity markets over the period.

- The analyst consensus forecast for cash earnings was $1,158 million, which is $34 million (or 3%) below the result actually achieved.

Lending Assets and Funds under Management


$ billion
300
250
200
150
100
50
0
233
241
251
261
$80 billion
$155 billion
Jun 2000*
Dec 2000
Jun 2001
Dec 2001
Lending Assets**: Housing Personal Business Corporate Bank Acceptances
Funds Management: Retail Wholesale Life & Super

** Excludes securitised housing loan balances $5.7b (Dec 01)$6.8b (Jun 01), $4.7b (Dec 00), $3b (Jun 00).

* Proforma

Lending Assets

- The post-GST shakeout in the second half of 2000 and a falling interest rate environment set the scene for a sharp rebound in housing construction activity and a very competitive home loan market in the second half of 2001. At the same time, business confidence has been subdued, with a degree of caution being exercised by a broad range of industries.
- Within this environment, our total lending assets have grown by $7 billion to $155 billion over the prior comparative period.
- The Bank's home loan outstandings (including securitisation) increased 12% to $85 billion. Growth in home loans has been strong, with record levels of new business written over the last six months.
- Corporate lending balances increased by $700 million. Business lending balances reflect the subdued business credit market conditions and reduced by $1.7 billion.
- Personal Lending balances have remained flat.

Funds Management

- Growth in Funds Management during the half was strong despite a slowing of inflows immediately following September 11.
- Total funds under management (FUM) at 31 December 2001 increased by $5 billion or 5% over 30 June 2001 to $106 billion, entirely due to new net funds inflow.
- Over the last six months, retail FUM (including international funds) increased by almost $1 billion to $35 billion, and wholesale FUM (including international funds) increased by over $2 billion or 5%.

Life and Super

- Life and super assets increased by almost $2 billion to $26 billion, 8% over the last six months.

Australian Market Share

	Dec 2000	Jun 2001	Dec 2001
Home Loans (Residentially Secured)	20.8%	20.4%	20.2%*
Credit Cards^	21.9%	21.4%	21.3%*
Retail Deposits	24.6%	24.0%	24.1%
Retail FUM (Plan for Life)	16.0%	16.5%	16.6%**
Retail FUM (ASSIRT)	19.6%	20.4%	19.8%**
Superannuation/Annuities	15.7%	15.8%	16.3%**
Retail Broking	8.5%	8.7%	8.5%

* November 2001

** September 2001

^ Colonial data captured as part of market share calculation from June 2001

Half Year Results 13 February 2002 CommonwealthBank 9

- In a very competitive lending market , the Bank's market share position has been relatively stable in the major product groups over the half-year to 31 December 2001.

  Looking at the domestic Bank:

  - **Home Loans** - Australia's largest share of home loan outstandings with a market share of 20.2% as at 30 November 2001. (*Source: APRA All Lenders All Residential).*
    I will talk more about this in the next slides.
  - **Credit Cards** - Australia's largest Bank issuer of credit cards with a market share of 21.3% as at 30 November 2001 based on outstanding balances (average balances). *(Source: RBA).* In profitability terms, the level of revolving balances is a more important measure as it reflects the amount of outstanding balances that generate credit margins.
  - **Retail Deposits** - Leading market share of 24.1% as at 31 December 2001. *(Source: APRA All Banks)*
  - **Retail Funds Under Management** - Leading market share, which increased to 16.6% as at 30 September 2001. *(Source : Plan for Life -* Internally, we believe this to be a more complete measure.*)*
  - **Superannuation/Annuities** - Market share for the Bank has grown to 16.3% as at 30 September 2001 representing a leading position in this segment. (*Source: Plan for Life)*
  - **Commonwealth Securities** - CommSec processed 8.5% by number of ASX trades over the year to 31 December 2001. CommSec remains:
    - First in terms of number of trades done over the Internet. We estimate the Bank is also number one in value of Internet trades.
    - The internet site is within the top 10 most visited sites in Australia, according to major internet surveys (such as Top100.com.au).

Home Loan Market Share Continues to Stabilise

- Initiatives to recapture momentum have included:
  - Increasing use of mortgage brokers
  - Cross-sell campaigns in the proprietary channels
- Strong volume growth in both proprietary & mortgage broker channels

Half Year Results 13 February 2002 Commonwealth Bank 10

- A number of home loan initiatives were undertaken in the half year to successfully recapture momentum post integration of the Colonial retail bank. Chief among these has been the push into mortgage broking, with strong growth in evidence despite the Bank's later entry.
- Importantly, this has not compromised sales through proprietary channels.
- Initiatives focussing on the proprietary channels included cross-sell Winter and Spring marketing campaigns and improved sales and approval processes. The cross sell campaigns have led to an increase in sales to home loan customers over the half of:

  - general insurance (up 24%);
  - life insurance (up 11%); and
  - credit cards (up 74%).

- The result, together with buoyant market conditions, has generated strong home loan volumes in both our proprietary and mortgage broker channels.

Home Loan Market Share


Market Share (all lenders)
Jan 2001 - Nov 2001
27.00%
25.00%
23.00%
21.00%
19.00%
17.00%
15.00%
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Residentially Secured Approvals
Residentially Secured Balances*
Owner Occupied Approvals
Owner Occupied Balances

* Includes owner occupied loans, home equity and similar facilities and investment home loans.

Half Year Results 13 February 2002 CommonwealthBank 11

- Our performance has led to a significant slowing in the rate of decline in market share (Residentially Secured All Lenders); however, market share still remains 60 basis points below 31 December 2000 levels.

- This reflects the effect of cumulative interest rate reductions on the mortgage book. The high proportion of long-standing variable rate housing loans in the Bank's large and established portfolio means that principal repayments increase following cash rate decreases. Customers maintaining their repayments notwithstanding lower interest rates has increased the level of run off in existing home loan balances by approximately $750 million over the last 12 months.

- The Bank has put in place a number of initiatives to address accelerated portfolio run-off.


Home Loan Market Share
Third Party Brokers Funded Approvals Market Share
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Dec 00
Mar 01
Jun 01
Sep 01
CBA Share $ Value %
Source: Market Intelligence Strategy Centre
Half Year Results 13 February 2002
CommonwealthBank
12

- The Bank has made significant progress in developing its presence in the mortgage broker channel, whilst continuing to grow and enhance its proprietary distribution channels.

- This has resulted in an increase in our share of mortgage broker approvals from 6.5% in December 2000 to 9.7% at 30 September 2001. We continue to grow our share of this market and will be one of the major players in it.

New Zealand Market Share
ASB Group

	Dec 2000	Jun 2001	Dec 2001
Retail Lending	14.9%	15.3%	15.1%
Retail Deposits	14.5%	14.5%	14.7%
Credit Cards	13.8%	14.1%	13.5%
Retail Funds Management	4.6%	5.9%	6.1%
Main Bank Share	16.4%	16.4%	16.2%

Half Year Results 13 February 2002 CommonwealthBank 13

Turning to New Zealand, ASB Group has broadly maintained its market rankings across the financial services categories. This reflects the strength of its differentiated branding position in the New Zealand market.

Looking at the domestic New Zealand market:

Retail Lending: **15.1%** share of household lending at 31 December 2001. (*Source: AC Nielsen Consumer Finance Monitor*). The majority of retail lending is mortgage lending.

Retail Deposits: **14.7%** share of household deposits at 31 December 2001. (*Source: Reserve Bank of NZ*)

Credit Cards: **13.5%** at 31 December 2001. (*Source: AC Nielsen Consumer Finance Monitor*)

Retail Funds Management: **6.1%** at 31 December 2001. (*Source: Morningstar*).

Main Bank Share : ASB Bank's national share of 'main bank' relationships averaged **16.2%** for the last quarter of 2001, in line with the market share position at December 2000. ASB Bank remains in third position for share of 'main bank' relationships. (*Source: AC Nielson Consumer Finance Monitor*).

Domestic Net Interest Margins



%
3.50
3.25
3.00
2.75
3.08
3.00
2.95
2.81
Mar-99
Jun-99
Sep-99
Dec-99
Mar-00
Jun-00 *
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
NAB
WBC
ANZ
Commonwealth Bank Group

Net interest margin for Commonwealth Bank refers to half-yearly reporting periods ending June and December. The ANZ, NAB and WBC net interest margin refers to the half-yearly reporting periods ending March and September.

*Proforma

Performance Highlights — CommonwealthBank

- The domestic margin performance has been good, reflecting the strength of the Bank's retail deposit franchise.
- There were three cash rate reductions during the half totalling 75 basis points. These reductions, combined with the four cash rate reductions in the previous half, put pressure on the net interest margin.
- Offsetting this, changes to the Bank's product mix, careful management of product repricing and improved levels of retail deposits have helped to stabilise the domestic margin. The continued benefit from home loan securitisation and the narrowing spread between cash and wholesale rates over the period have also been positive influences on the domestic margin.
- Going forward, we expect banking margins will continue to show a bias toward compression.

Normalised Earnings

	31/12/00 $m	30/06/01 $m	31/12/01 $m	31/12/01 v 31/12/00 %
Net Interest Income	2,221	2,253	2,349	6%
Other Banking Operating Income	1,196	1,185	1,278	7%
Total Banking Income	**3,417**	**3,438**	**3,627**	**6%**
Underlying Life Insurance operating income	506	482	466	-8%
Normalised Shareholder Investment Returns (8%pa) (1)	91	98	101	11%
Total Life Insurance	**597**	**580**	**567**	**-5%**
Funds Management	**320**	**381**	**390**	**22%**
Total Income	**4,334**	**4,399**	**4,584**	**6%**
Total Expenses	2,585	2,585	2,594	0%
Underlying performance before tax	**1,749**	**1,814**	**1,990**	**14%**

Group Cost to Income ratio (2) **59.6%** **58.8%** **56.6%**

(1) Returns are based on the average monthly Life Insurance Shareholder investment assets for the period (Dec 2001 average $2.5bn, June 2001 average $2.4bn, Dec 2000 average $2.3bn).

(2) On a normalised basis

Half Year Results 13 February 2002 CommonwealthBank 15

- Given the effect on earnings of investment returns on our life insurance business, this analysis replaces actual returns and policyholder tax with an assumed long term earning rate of 8% pre tax on shareholder funds.
- Underlying performance before bad debts on this normalised basis was up 14% to $1,990 million compared to the prior comparative period.
- The Bank's cost to income ratio on a normalised basis has steadily fallen to 56.6%.
- A reconciliation from underlying normalised to reported earnings is as follows:

	31/12/00 $m	30/06/01 $m	31/12/01 $m	31/12/01 v 31/12/00 $m	31/12/01 v 31/12/00 %
Underlying performance before tax	1,749	1,814	1,990	241	14%
Charge for bad and doubtful debts	182	203	290	108	59%
Investment return on shareholders funds - normalised	(91)	(98)	(101)	(10)	11%
Investment return on shareholders funds - actual pre tax	100	86	38	(62)	0%
Polciyholder tax	38	56	25	(13)	-34%
Reported Profit from Ordinary activities before tax	**1,614**	**1,655**	**1,662**	**48**	**7%**

Income and Expenditure

Commonwealth Bank

Operating Income



5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$millions
4,231
4,381
4,443
4,546
18%
15%
14%
11%
7%
7%
8%
9%
26%
27%
27%
28%
49%
51%
51%
52%
Jun 2000*
Dec 2000
Jun 2001
Dec 2001
Net Interest Income
Other Banking Operating Income
Funds Management Income
Life & Super Income

* Proforma

Over the prior comparative period:

- Total income increased by 4% (or $165 million) to $4.5 billion;

- Net interest income increased by 6% (or $128 million) to $2.3 billion;

- Other banking income increased 7% (or $82 million) to $1.3 billion; and

- Funds management income increased 22% (or $70 million) to $390 million.

- Conversely, life insurance income declined 18% (or $115 million) to $529 million.

Operating Expense Analysis



3,000
2,500
2,000
1,500
1,000
500
0
$millions
2,473
2,585
2,585
2,594
Jun 2000*
Dec 2000
Jun 2001
Dec 2001

* Proforma

Half Year Results 13 February 2002 CommonwealthBank 18

- The Bank's operating expenses of just under $2.6 billion have now been stable over the last three halves.

- The movement in expenses within the Bank's businesses, primarily relates to the continued delivery of cost synergies (up $130 million to $150 million on the prior comparative period), offset by increased volumes and the development of new areas of operation.

Cost Ratios



65
60
55
50
45
40
35
Cost / Income %
3.5
3
2.5
2
1.5
1
Cost / Assets
58.8
58.1
57.4
54.2
2.11
2.11
2.10
1.99
1.83
1.78
1.73
1.64
Jun 2000*
Dec 2000
Jun 2001
Dec 2001
Banking Cost to Income
Banking Cost to Avg. Balance Sheet Assets
Total Cost to Total Controllable Assets**

* Proforma ** Costs to assets held and funds under management

- The Group's cost to income ratio reflects its different business mix, with a more substantial life & super business than its peers. This results in policy holder items affecting the ratio, as well as the impact of market volatility on investment earnings and related tax effects.

- Accordingly, we look at cost ratios on a line of business basis. We also think it is important to look at cost to asset ratios that include off balance sheet funds under management.

- Banking cost to income ratio decreased 3.9 percentage points from 58.1% over the prior comparative period to 54.2%. This strong performance reflects additional synergies achieved in relation to the Colonial integration, partly offset by volume based increases and a general increase in average staff costs.

- The fall in cost to average assets held and funds under management reflects the improved cost performance of the banking division combined with the growth in the asset base.

Segment Results

Commonwealth Bank

Banking

	30/06/00* $M	31/12/00 $M	30/06/01 $M	31/12/01 $M	31/12/01 vs 31/12/00 %
Interest income	5,513	6,024	5,876	5,369	(11)
Interest expense	3,427	3,803	3,623	3,020	(21)
Net interest income	**2,086**	**2,221**	**2,253**	**2,349**	**6**
Other operating income	1,106	1,196	1,185	1,278	7
Total operating income	**3,192**	**3,417**	**3,438**	**3,627**	**6**
Operating expenses	1,878	1,985	1,973	1,965	(1)
Underlying profit	**1,314**	**1,432**	**1,465**	**1,662**	**16**
Charge for bad and doubtful debts	142	182	203	290	59
Operating profit before goodwill amortisation and income tax	1,172	1,250	1,262	1,372	10
Income tax expense	344	364	341	396	9
Outside equity interests	26	11	3	1	(91)
Operating profit after income tax, before goodwill amortisation	802	875	918	975	11
Banking Cost to Income Ratio	58.8 %	58.1 %	57.4 %	54.2 %	

* Proforma

Half Year Results 13 February 2002 CommonwealthBank 21

- Banking performance is good, with total banking operating income for the half year up 6% (or $210 million) to $3.6 billion. Expenses are flat, resulting in underlying profit before bad debts being up 16%. Group NIM has held relatively steady, the cost income ratio has reduced by 3.9 percentage points and volumes are strong. This demonstrates that there is strong momentum in the banking business.

Net Interest Income

- Net interest income increased by 6% (or $128 million) to $2.3 billion. This growth reflected a $10 billion (or 7%) increase in average interest earning assets, offset by a slight decline in the Group net interest margin.

Other Banking Income

- Other banking income for the Bank increased 7% (or $82 million) to $1.3 billion, notwithstanding a reduction in lending fees. The increase was primarily driven from the increased volume of transactions, in particular credit cards, and increased financial markets trading income.

Commission and Other Fees

- Commission and other fees are up 5% (or $27 million) to $606 million.
- This has been driven by increased transaction activity, particularly within credit cards although growth has slowed since the prior half year.
- Retail transaction fees for the half year to 31 December 2001 represent only 12% of other Banking operating income (or only 4% of total Banking operating income) which is consistent with the prior comparative period.

Trading Income

- Trading income rose 23% (or $47 million) to $251 million.

Lending Fees

- Lending fees were down 8% (or $25 million) to $293 million.

Net Gain on Investment Securities

- Net gain on investment securities was up 67% (or $24 million) to $60 million, which included the disposal of a strategic investment holding.

Funds Management

	30/06/00*	31/12/00	30/06/01	31/12/01	31/12/01 vs 31/12/00
	$M	$M	$M	$M	%
Operating income	318	340	399	404	19
Operating expenses	224	224	272	276	23
Operating profit before tax	94	116	127	128	10
Income tax expense	31	38	56	32	(16)
Operating profit after tax	63	78	71	96	23

	30/06/00*	31/12/00	30/06/01	31/12/01
Funds Management Cost to Income Ratio	70.4 %	65.9 %	68.2%	68.3 %

* Proforma

Half Year Results 13 February 2002 Commonwealth Bank 22

- The Funds Management business has delivered an exceptional result given the slowing of business in September, which effectively cost one month of sales, and softer global equity markets. Inflows rapidly recovered in the latter part of the period as investment markets returned to pre September 11 levels. This result was achieved whilst the business continued to develop the UK operation and developed new funds, two of which have been launched and which have already attracted inflows beyond expectations.
- The profit contribution from the Funds Management business of $96 million for the half year represents an increase of 23% (or $18 million) over the prior comparative period.
- Operating income grew by 19% to $404 million, entirely reflecting the strong inflows of new funds, with a negligible valuation increase on underlying funds under management.
- Given the variable nature of the cost base, operating expenses have grown by 23%, driven mostly by increased volumes in Australia, new product and service offerings, and the development of the UK business.
- The funds management business attracted a lower effective tax rate of 25% resulting from utilisation of unbooked tax losses in the United Kingdom.
- The cost to income ratio was 68.3%. As the income associated with the new funds flows into the second half result and given continued momentum in the business, this cost to income ratio is expected to decline.



Funds Under Management
120
100
80
60
40
20
0
$billions
88
22
22
24
20
93
23
21
27
22
101
24
19
31
27
106
26
18
33
29
Jun 2000*
Dec 2000
Jun 2001
Dec 2001
Australian Retail Funds**
Australian Wholesale Funds
International Funds
Australian Life Assets
* Proforma
** Includes listed property trusts
Half Year Results 13 February 2002
23

- The carrying value of the Funds Management business based on Appraisal Values increased by $405 million (or 12%) over the last six months to $3.7 billion. This reflected the strong momentum in the business, despite the difficult operating environment.
- The Bank ranks first in terms of both retail and wholesale Australian funds under management.
- The Bank's total funds under management grew to just over $106 billion, a 5% increase from June 2001, or 15% on the prior comparative period (excluding custody assets administered). The period saw a change in the mix of business with continued good growth in equities, but with investors tending to favour cash and fixed interest based products. Relative to the market, inflows remained strong, particularly within wholesale.

Life and Super

	30/06/00* $M	31/12/00 $M	30/06/01 $M	31/12/01 $M	31/12/01 vs 31/12/00 %
Operating margins					
Australia	108	92	98	112	22
New Zealand	9	14	9	6	(57)
Asia	(1)	(14)	(7)	(33)	large
Total	116	92	100	85	(8)
Investment earnings on assets in excess of policyholder liabilities (1)	52	68	58	36	(47)
Other	2	(4)	6	-	large
Operating profit after tax	170	156	164	121	(22)

Life Insurance Cost to Income Ratio			
Basic	61.5 %	57.4%	69.4 %
Normalised	66.3 %	61.7%	64.7 %

* Proforma

(1) includes a $47 million gain in the December 2000 half year due to the transfer of certain strategic investments to the life insurance business.

Half Year Results 13 February 2002 Commonwealth Bank 24

- The Australian business is performing well, benefiting from synergies achieved during the second half of the last financial year and improved experience on disability claims.

- Operating margins in Australia increased by 22% to $112 million from $92 million in the prior comparative period. This result was achieved despite a slowdown in sales of superannuation products during the last three months, and reflected the flow through of integration savings.

- The life insurance operations in New Zealand and Asia have been characterised by poor performance. New Zealand margins have been affected by a continuation of the increase in the level of disability claims.

- The decrease in margins on the Asian life insurance business is mainly due to continuing poor sales volumes and persistency rates in Hong Kong, reflecting the sharp downturn in the economy, together with higher expense levels.

- Investment returns were affected by the global downturn in equity markets.

- The Life Insurance cost to income ratio on a normalised basis has reduced by 1.6 percentage points over the prior comparative period.

Life and Super

Investment Earnings

- Investment mix is approximately 50 : 50 growth : income
- As at 31 December 2001: 36% is directly invested in equity markets
  11% is invested in property

Net Earnings on Shareholders Assets ($m):

For period:	01/07/01- 31/12/01
Australia	15
New Zealand	3
Asia	18
Total	36

Group Exposure & Market Returns (%):

Market	Exposure* at 31/12/01	Key Market Index Movement YTD
Australia	52%	(1.9)%
US	22%	(5.8)%
UK/Europe	13%	(9.7)%
Other	3%	(7.5)%

* % of total Group equity exposure

Half Year Results 13 February 2002 CommonwealthBank 25

- Total invested shareholder capital relating to the Life & Super business at 31 December 2001 was $2.7 billion ($2.5 billion at 30 June 2001).

- Approximately half of this is invested in growth assets, with the equity component designed to achieve market performance.

- The box on the right shows the overall exposure to the main investment markets, and how the key market index in that market performed over the half year. Exposure to equities is across a broad range of investments in each country and is not necessarily linked to the key index in that market.

- Returns for the half year have been significantly below the long-term trend in earnings for this portfolio, reflecting the weaker performance of global equity markets.

Business Value : Movement analysis

	$m
Business Value as at 30 June 2001	8,003
Analysis of Movement since 30 June 2001	
MoS / Cash Profits	217
Net Capital Movements	295
Disposals of Business	(46)
Change in Shareholders NTA	**466**
Disposals of Business	**(15)**
Net Appraisal Value Uplift	**174**
Increase to 31 December 2001	**625**
Business Value as at 31 December 2001	**8,628**

Half Year Results 13 February 2002 Commonwealth Bank 26

- Looking at the value of the life insurance and funds management businesses, there was a $625 million increase in their carrying value to $8,628 million for the half year ended 31 December 2001.
- The main components of the increase in value comprise:
  - Total profits earned for the six months of $217 million.
  - Capital injections and disposals of businesses netting to $234 million.
  - Net appraisal value uplift of $174 million.
- The net appraisal value uplift of $174 million includes growth of $221 million relating to the funds management businesses, offset by a $47 million reduction in the appraisal value of the life insurance business.
- The growth of $221 million in the value of the funds management businesses reflects the continued strong performance in net inflows and growth in funds under management. The life insurance result reflects some decline in the outlook for new business sales within the Australian life business, and lower values in overseas life businesses arising from poor disability experience in New Zealand and poor persistency and expense overruns in Hong Kong.
- I note that the net appraisal value uplift of $174 million is very close to the figure derived using the model on our Investor Relations website.

Balance Sheet

Commonwealth Bank

Asset Quality

Commonwealth Bank

Credit Risk

Total Risk Rated Exposures



100%
80%
60%
40%
20%
0%
37
37
37
36
19
17
15
15
18
19
21
20
26
27
27
29
June 2000
Dec 2000
June 2001
Dec 2001
64% Investment Grade
AAA/AA
A
BBB
Other

- The Bank maintains a high quality credit portfolio, with over 60% of the individually risk rated portfolio at a rating of investment grade or equivalent.
- Generally, credit risk quality has improved over the last half.
- The bulk of the non investment grade portfolio is represented by secured business lending.

Net Impaired Assets


900
800
700
600
500
$ million 400
300
200
100
0
2
1.5
1 %
0.5
0
Dec 1999* Jun 2000 Dec 2000 Jun 2001 Dec 2001
Commowealth Bank Group (Other Countries)
Commonwealth Bank Group (Australia)
Net Impaired assets as % of Risk Weighted Assets (axis on right)

* Commonwealth Bank Group excluding Colonial

Half Year Results 13 February 2002 CommonwealthBank 30

- Net Impaired Assets have increased principally due to the default of two large corporate exposures.
- The Bank continues to actively manage the level of impaired assets.
- Notwithstanding the phase of the credit cycle, net impaired assets still represent less than half of one percent of risk weighted assets.

Net Impaired Assets



2500
2000
1500
1000
500
0
$millions
36
30
24
18
12
6
0
%
Asian Crisis
Acquisition of Colonial
Two Accounts
Dec 1993
Dec 1994
Dec 1995
Dec 1996
Dec 1997
Dec 1998
Dec 1999
Dec 2000
Dec 2001

Commowealth Bank Group (Other Countries)*

Commonwealth Bank Group (Australia)*

Net Impaired assets as % of Total Shareholder Equity* (axis on right)

* Excluding Colonial prior to 30 June 2000

- Looking at the trend over the last 8 years we can see that the increase in impaired assets in June 1998 reflects the impact of the Asian crisis. The increase in June 2000 reflects the merger with Colonial and moving the Colonial portfolio onto the Bank's risk rating system.

- The increase in December 2001 reflects the classification of Pasminco and Enron as impaired assets (combined exposures after specific provisions and write off of approximately $235 million).

Arrears

Loans Accruing past 90 days or more

	30/06/00	31/12/00	30/06/01	31/12/01
	$m	$m	$m	$m
Housing Loans	211	247	218	168
Other Loans	64	66	90	79
Total	275	313	308	247

Housing loans arrears rate

	30/6/99	30/6/00*	31/12/00*	30/06/01	31/12/01
Housing Loans accruing but past 90 days or more $m	182	211	247	218	168
Housing loan balances $m	52,646	70,738	71,505	73,511	79,745
Arrears rate %	0.35%	0.30%	0.35%	0.30%	0.21%

*Housing loan balances net of securitisation and includes home equity and similar facilities.

Half Year Results 13 February 2002 Commonwealth Bank 32

- Arrears levels in the statistically managed segments remain at low levels and have steadily reduced over the last three halves.

- Over half of the Bank's total lending assets are represented by housing loans. Historically, in Australia, housing loans have experienced very low loss rates.

Credit Risk: Historical P&L Charge


% Charge Per Half
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
Dec-98* Jun-99* Dec-99 Jun-00 Dec-00 Jun-01 Dec-01
Bad Debt Expense / RWA

* Excludes Colonial

- With the introduction of enhanced risk management techniques since the last major downturn in the late 80's early 1990's, the Bank's bad debt expense has tended to move more in line with the credit cycle.
- The profit and loss is impacted by the extent of recoveries in respect of previously impaired credits – at this stage of the cycle the opportunity for such recoveries is limited.
- At an annualised rate of approximately 42 basis points of risk weighted assets, bad debt expense for the year is outside the 25 to 30 basis point range for the underlying charge that we expect to see on average through the cycle.
- The bad debt charge is within the range of our peer group:
    - ANZ: 42 basis points
    - NAB: 45 basis points
    - WBC: 40 basis points

  (based on 30 September 2001 half year annualised figures).

Aggregate Provisions



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$millions
300
250
200
150 %
100
50
0
Jun 94
Dec 94
Jun 95
Dec 95
Jun 96
Dec 96
Jun 97
Dec 97
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00*
Dec 00*
Jun 01*
Dec 01
General Provision
Specific Provision
Total Provisions/Gross Impaired Assets (axis on right)

* Includes Colonial

Half Year Results 13 February 2002 Commonwealth Bank 34

- The Bank is well provisioned. Total provisions for impairment for the Bank as at 31 December 2001 were $1.6 billion.

- This is consistent with the prior comparative period, but with an increase in specific provisions to cater for the increase in impaired assets, partly offset by a small reduction in the level of general provisioning.

- The Bank has total provisions to impaired assets of 167%, just below the highest of our peer group at 177% at 30 September 2001.

- General provisions have been determined on a basis consistent with prior periods, and represent an assessment of the overall expected loss inherent in the portfolio at 31 December 2001. The general provision continues to be reduced during this phase of the credit cycle in line with dynamic provisioning.

General Provision


$m
2100
1900
1700
1500
1300
1100
900
700
500
Charged
to P&L
+290
-356
Used for
Specific
Provisions
Other
+1
1,399
1,334
974
Surplus 360
(37% above
APRA
requirement)
Jun 01
Dec 01
APRA
Requirement

Half Year Results 13 February 2002

Commonwealth Bank 35

- This slide shows movements in the general provision from June 2001 to December 2001.
- The general provision is considered adequate to meet current risk expectations, and is 37% above the minimum standards set by the regulator.

Non-Accrual Loans by Size

As at 31 December 2001


>=$100m
1 Loan
<$5m
339 Loans
$50m <$100m
2 Loans
$5m <$10m
7 Loans
$10m <$20m
6 Loans
$20m <$50m
6 loans

Half Year Results 13 February 2002 Commonwealth Bank 36

- We have maintained our focus on the development of our credit management methodology and portfolio management to ensure we manage the concentrations in the portfolio. As a result we have continued our efforts to minimise the potential for single large exposures to adversely impact our results.

- There is only one impaired client with exposure exceeding $100 million (Pasminco).

Specific Provisions by Size

As at 31 December 2001


$50m <$100m
1 Loan
<$5m
141 Loans
$20m <$50m
2 Loans
$10m <$20m
3 Loans
$5m <$10m
3 Loans

- There is only one client with a provision greater than $50 million .

Non Accruals by Industry

As at 31 December 2001


Other
Mining
Government
Transport and Storage
Manufacturing
Agriculture
Finance and Insurance
Property and Business services

- Our non accruals are spread across the industries that make up the Australian economy.

- The bulk of the mining non-accruals relate to one client.

Specific Provisions by Industry

As at 31 December 2001


Mining
Other
Manufacturing
Agriculture
Government
Property and Business Services
Transport and Storage
Finance and Insurance

- Diversification by industry flows through to the specific provision.
- The bulk of the mining specific provision is for one client.

Industry Exposures

Exposure to selected industries



Accomodation, cafes and Restaurants
Printing Publishing and Recording Media
Transport and Storage
Retail Trade
Services to Agriculture, Forestry, Fishing & Mining
Metal Mining & Manufacturing
Balances $b
% Balances
Dec-99
Dec-00
Dec-01
Balances $m
% Portfolio
% Troublesome
% Impaired

Half Year Results 13 February 2002 Commonwealth Bank 40

- This slide provides an updated snapshot of the credit portfolio by industry from our portfolio management system ('GEMS') that we use to monitor our credit exposures.

- As previously advised to the market, we endeavour to manage our portfolio to contain our exposures to industrial segments in line with their contribution to the Australian economy.

- The spike in impaireds in particular industries is due to specific outriders that have been already flagged to the market. A troublesome asset is one which is still performing, but which required intensive management.

- At this stage we remain of the view that there is no systemic risk in any particular sector.

Integration of Colonial

Commonwealth Bank

Integration Synergies

	June 2003 Forecast	31/12/00 $M	30/06/01 $M	31/12/01 $M
Recognised Synergies				
Cost		20	100	150
Revenue		5	17	20
Annualised Synergies				
Cost	380	80	275	320
Revenue	70	10	40	45
Total	450	90	315	365

- We had achieved 81% of the targeted cost and revenue synergies by 31 December 2001. The cost line has benefited by $150 million in the current period, which is a $130 million increase on the prior comparative period.
- We are on track, over the next year, to meet our forecast of total synergies of $450 million before tax per annum.

Integration Expenditure

	Provision 30/06/00 $m	Expenditure Full Year Ended 30/06/01 $m	Adjustments to Opening Balance 30/6/01 $m	Closing Balance 30/06/01 $m	Closing Balance 31/12/01 $m
Total Restructuring Costs (pre tax)	400	344	145	201	108
Net of Tax	330	275	87	142	77

- Provisions for restructuring costs totalling $545 million had been booked as of 30 June 2001 to cover the costs of integrating the Colonial operations (acquired 13 June 2000) into the Bank. At 30 June 2001 approximately $200 million remained unutilised.

- During the current period a further $93 million was utilised leaving just over $100 million in the provision at 31 December 2001 for the remaining integration work which is currently in train.

Funding and Capital

Commonwealth Bank

Funding Sources



A$b
Retail
%
100
80
60
40
20
0
100
75
50
25
0
Jun 2000* Dec 2000 Jun 2001 Nov 2001
Total Retail Deposits (LHS)
Market Share of Retail Deposits (RHS)
Retail Funding % (RHS)

*Proforma

Half Year Results 13 February 2002 CommonwealthBank 45

- The Bank maintains a comprehensive long term liability management programme to ensure cost-effective funding, and to meet ongoing liquidity needs and the prudential requirements established by management.

- Domestic retail funding of $91 billion accounts for 63% of total funding, up from 61% at 30 June 2001.

- The Bank remains the largest retail deposit taker in Australia. Market share has remained steady at 24%.

Capital Adequacy

	30/06/00 $M	31/12/00 $M	30/06/01 $M	31/12/01 $M
Total Tier One Capital	9,618	8,914	9,015	9,336
Total Tier Two Capital	6,097	5,802	5,784	5,911
Tier One and Tier Two Capital	15,715	14,716	14,799	15,247
Deductions	(3,197)	(2,278)	(2,119)	(2,366)
Total Regulatory Capital	12,518	12,438	12,680	12,881
Risk Weighted Capital Ratios (%)				
Tier one	7.49	6.71	6.51	6.75
Tier two	4.75	4.37	4.18	4.27
Less deductions	(2.49)	(1.71)	(1.53)	(1.71)
Total Capital	9.75	9.37	9.16	9.31

- The Bank maintains a strong capital position. This is recognised by the reaffirmation of the Bank's credit ratings by Moody's Investor Services and Standard & Poor's during the six months ended 31 December 2001.
- The increase in the ratios from 30 June 2001 can be attributed to:
  - An increase in tier 1 capital of $321 million principally due to an increase in retained earnings.
  - Risk weighted assets (RWAs) remained steady at $138 billion despite the increase in on-balance sheet assets of $9 billion. The growth in on-balance sheet assets during the period consisted mainly of mortgage loans (risk weighted at 50%) and assets risk weighted at 0%. Additionally, we have improved the way in which we manage RWAs.
- As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the ratios shown above. This treatment does not recognise the surplus capital held in the life insurance and funds management businesses, nor does it give us credit for the risk diversification benefits provided by these businesses.

Capital Management

- Hybrid capital
- On-market buy-back of the dividend reinvestment plan shares in respect of the interim dividend payable in March 2002
- BIS II

Half Year Results 13 February 2002 Commonwealth Bank 47

- Over recent years, the Bank has made regular returns of capital in the form of share buy-backs. The Bank continues to examine ways in which it can manage its capital more efficiently. There is capacity within the Group to raise hybrid capital in a variety of forms and the market appetite for Commonwealth Bank instruments remains strong. Subject to market conditions, this provides the opportunity for the Bank to consider further capital management initiatives in 2002.

- In line with the Bank's strong capital position, the shares required to satisfy the DRP in respect of the interim dividend for this half (payable in March 2002) will be purchased on-market.

- The Bank continues to work closely with our prudential regulator on the proposed changes to the calculation of regulatory capital for banks scheduled for introduction in 2005. Whilst there are insufficient details to be able to calculate the new capital requirements precisely, preliminary work indicates that the Bank's regulatory capital ratios will improve significantly under the new capital requirements. This arises from the closer risk alignment of the new rules, particularly as regards credit risk, and the relatively low risk profile of the Bank.

ROE and EPS*


100
75
EPS 50
25
0
91
88
91
94
12.48%
12.47%
13.10%
13.13%
25%
20%
15%
ROE
10%
5%
0%
Jun 00
Dec 00
Jun 01
Dec 01
Earnings per share - cash basis
ROE - cash basis

* As reported in prior profit announcements (i.e. not proforma)

Half Year Results 13 February 2002 Commonwealth Bank 48

Return on Equity (ROE)

- Return on equity on a cash basis for the half year was 13.13%, up 66 basis points on the prior comparative period.
- Growth in ROE has been subdued over the last six months due to increased bad debt expense and weak equity markets. The restoration of our ROE is expected to accelerate in the next six months in line with a lower bad debt expense, further integration synergies, continued growth in the business, and subject to market conditions, on-going capital management initiatives.

Earnings per Share (EPS)

- Cash based EPS increased by 6 cents to 94 cents over the prior comparative period.
- The EPS was initially diluted as expected following the Colonial acquisition and is now increasing as earnings growth and the impact of synergies from the Colonial acquisition are realised.

Annual Dividends



Cents
150
125
100
75
50
25
0
100
90
80
70
60
50 %
40
30
20
10
0
20
20
24
36
38
45
46
49
58
61
68
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
First Half
Second Half
Payout Ratio

Half Year Results 13 February 2002 — Commonwealth Bank 49

- The interim dividend is 68c per share, fully franked at 30%.

- The interim dividend of 68c per share represents an 11% increase on the prior year interim dividend, notwithstanding the increased shares on issue.

- The dividend ratio on a cash basis for the half was 72.6%, maintaining the Bank's record of a relatively high payout ratio.

- The dividend will be based on cash earnings per share, that is profit before goodwill amortisation and changes in market value of the life insurance and funds management businesses and having regard to the following:
  - Rate of business growth;
  - Capital adequacy;
  - Investment requirements;
  - The cyclical nature of life insurance investment returns and expectations of long term investment returns; and
  - A range of other factors.

Overview

Commonwealth Bank

Overview

- Sound Banking performance
  - Significant reduction in banking cost to income ratio
  - Increase in bad and doubtful debt expense, driven by two large *corporate exposures*
- Exceptional Funds Management result given the slowing of business in September and softer global equity markets
- Australian life insurance business performing well, but operations in New Zealand and Asia weaker
- *Stable operating expenses*
- Capital Management initiatives
- Double digit EPS growth anticipated

Half Year Results 13 February 2002 51

So to recap on the key factors of the result:

- Our Banking Business continues to grow strongly with good growth in net interest earnings and solid other banking income over the half. The marked improvement in the Banking cost to income ratio reflects the disciplined expense management initiatives.
- As has been indicated in our announcements to the market throughout the half, our bad debt charge reflects two large corporate exposures that became impaired in the half and have been provisioned for potential loss.
- The Funds Management business has delivered an exceptional result given the slowing of business in September and softer global equity markets. Inflows rapidly recovered in the latter part of the period as investment markets returned to pre September 11 levels. This result was achieved whilst the business continued to develop the UK operation and developed four new funds, two of which have been launched and which have already attracted inflows beyond expectations.
- The Australian Life Insurance business has been performing well, but this has been offset by weaker performance in New Zealand with increased mortality and disability claims and poor persistency and expense overruns in Hong Kong.
- Operating expenses have been stable over the last three halves. The movement in expenses within the Bank's businesses primarily relates to the continued delivery of cost synergies, offset by increased volumes and the development of new business activities.
- There is capacity within the Group to raise hybrid capital in a variety of forms and the market appetite for Commonwealth Bank instruments remains strong. Subject to market conditions, this provides the opportunity for the Bank to consider further capital management initiatives in 2002.
- We expect to achieve double digit EPS growth for 2001/2002 subject to :
  - the effects of any large impaired loan exposures that may emerge in this adverse phase of the credit cycle;
  - the impact of equity markets on returns on life insurance shareholder funds.
- I will now hand over to David who will give an overview of the Strategy.

Presentation of Half Year Results

13 February 2002

www.commbank.com.au

Commonwealth Bank

Colonial
First State Property

MEDIA RELEASE **February 14, 2002**

Colonial First State Property acquires Kiwi Income Properties Limited

Auckland, 14 February 2002 - Colonial First State Property, a wholly-owned subsidiary of Commonwealth Bank of Australia, today announced the purchase of New Zealand property funds management company Kiwi Income Properties Limited.

The acquisition of Kiwi Income Properties Limited will see the management of New Zealand's largest listed property trust, the Kiwi Income Property Trust, join the Australian based fund manager upon completion of the sale at the end of March 2002. The acquisition is subject to Overseas Investment Commission approval.

Colonial First State Property's General Manager, Geoff McWilliam said the purchase reinforced the Commonwealth Bank Group's commitment to New Zealand.

"Colonial First State Property already has a significant commitment to New Zealand via its interests in the management of two listed property trusts, the Colonial First State Property Trust and Newmarket Property Trust." (total gross assets NZ $325 million).

"We were attracted to Kiwi Income Properties because of its strong management team and leading market position.

"These attributes combined with the expertise of our Australian business, will provide a broad skill base in property funds management that will benefit investors in all funds managed by the Group in New Zealand."

The Commonwealth Bank Group also has a strong commitment to New Zealand through its ownership of the ASB Bank and Sovereign. The Colonial First State Group also has a wholesale funds management operation.

Director and joint Managing Director of Kiwi Income Properties Limited, Ross Green said, "Colonial First State Property's involvement is a major step forward for Kiwi Income Properties and the investors in the Kiwi Income Property Trust as it resolves the long term ownership of the management of the Trust. Colonial First State Property is a highly experienced real estate manager and continues quality management for unit holders."

- ENDS -

For more information please contact:
Peter Polson, Managing Director, Colonial First State Group Ltd
T: 02 9378 3239
Bob Kelly, Head of Funds Management, Colonial First State Property
M: 0419 264 847

Dawn Willis
CBA Group Corproate Relations
T: 02 9378 2662
M: 0416 293 349